Exhibit 3

MAGNA ENTERTAINMENT CORP.
as Borrower

- and -

THE GUARANTORS SET FORTH
ON THE SIGNATURE PAGES HEREOF
as Guarantors

- and -

MID ISLANDI SF., ACTING
THROUGH ITS ZUG BRANCH
as Lender

2008 LOAN AGREEMENT

Dated as of December 1, 2008

TABLE OF CONTENTS

ARTICLE 1

INTERPRETATION

1.1	Definitions	4
1.2	Gender and Number	29
1.3	Invalidity, etc.	30
1.4	Headings, etc.	30
1.5	Governing Law	30
1.6	Attornment	30
1.7	Judgment Currency	30
1.8	References	31
1.9	Currency	31
1.10	This Agreement to Govern	31
1.11	Generally Accepted Accounting Principles	31
1.12	Computation of Time Periods	31
1.13	Actions on Days Other Than Banking Days	31
1.14	Oral Instructions	32
1.15	Incorporation of Schedules	32

ARTICLE 2

2008 LOAN

2.1	Establishment of 2008 Loan	32
2.2	Non-Revolving Nature of 2008 Loan	33
2.3	Pre-Payment	33
2.4	Mandatory Repayment	34
2.5	Voluntary Reduction in Aggregate Commitment	35
2.6	Payments Generally	36
2.7	Tax Matters	36
2.8	Cost Consultant	36

ARTICLE 3

GENERAL PROVISIONS RELATING TO THE 2008 LOAN

3.1	Advances	37
3.2	Advance Payments	38
3.3	Holdbacks	38
3.4	Holdback Advances	38
3.5	Illegality	39
3.6	Indemnity	39
3.7	Proceedings in Respect of Claims	40
3.8	Evidence of Indebtedness	42

ARTICLE 4

ADDITIONAL CONDITIONS PRECEDENT TO ADVANCES
UNDER TRANCHE 2, TRANCHE 3 AND TRANCHE 4

4.1	Tranche 2 Conditions	43
4.2	Tranche 3 Conditions	44
4.3	Tranche 4 Conditions	44
4.4	Tranche 4 First Advance	45
4.5	Subsequent Tranche 4 Advances	48

ARTICLE 5

INTEREST AND FEES

5.1	Interest Rate	51
5.2	Calculation and Payment of Interest	52
5.3	Fees	52
5.4	Payment of Costs and Expenses	53

ARTICLE 6

REPRESENTATIONS AND WARRANTIES

6.1	Representations and Warranties	54
6.2	Survival of Representations and Warranties	68

ARTICLE 7

COVENANTS

7.1	Affirmative Covenants	68
7.2	Negative Covenants	79
7.3	Environmental Matters	83

ARTICLE 8

CONDITIONS PRECEDENT

8.1	Conditions Precedent to Closing	85
8.2	Conditions Precedent to Advances	86

ARTICLE 9

EVENTS OF DEFAULT AND REMEDIES

9.1	Events of Default	99
9.2	Remedies Upon Default	101
9.3	Distributions	102

2

ARTICLE 10

GENERAL

10.1	Reliance and Non-Merger	102
10.2	Confidentiality	102
10.3	No Set-Off	103
10.4	Employment of Experts	103
10.5	Reliance by Lender	103
10.6	Notices	103
10.7	Further Assurances	106
10.8	Assignment	106
10.9	Disclosure of Information to Potential Permitted Lender Assignees	107
10.10	Right to Cure	107
10.11	Forbearance by the Lender Not a Waiver	107
10.12	Waiver of Statute of Limitations and Other Defenses	108
10.13	Relationship	108
10.14	Time of Essence	108
10.15	Service of Process/Venue	108
10.16	Jury Trial Waiver	108
10.17	Final Agreement/Modification	109
10.18	Continuing Agreement	109
10.19	No Third Party Beneficiaries	109
10.20	No Brokers	109
10.21	Execution in Counterparts	110
10.22	Contribution by Guarantors with Respect to Obligations	110
10.23	Successors and Assigns Bound; Joint and Several Liability; Agents; and Captions	110
10.24	Loss of Borrower Note	111
10.25	Acknowledgment	111

SCHEDULE A – Borrowing Notice

SCHEDULE B – Properties

SCHEDULE C – Environmental Reports

3

2008 LOAN AGREEMENT

THIS AGREEMENT made as of the 1st day of December, 2008.

BETWEEN:

MAGNA ENTERTAINMENT CORP.,

a corporation incorporated under the laws of the State of Delaware

(hereinafter called the “Borrower”),

OF THE FIRST PART,

- and -

MID ISLANDI SF.,

a partnership formed under the laws of Iceland, acting through its Zug branch

(hereinafter called the “Lender”),

OF THE SECOND PART,

- and -

PACIFIC RACING ASSOCIATION,

a corporation incorporated under the laws of the State of California

- and -

MEC LAND HOLDINGS (CALIFORNIA) INC.,

a corporation incorporated under the laws of the State of California

(hereinafter collectively called the “Golden Gate Fields Guarantors”),

OF THE THIRD PART,

- and -

THE SANTA ANITA COMPANIES, INC.,

a corporation incorporated under the laws of the State of Delaware

- and -

LOS ANGELES TURF CLUB, INCORPORATED,

a corporation incorporated under the laws of the State of California

(hereinafter collectively called the “Santa Anita Guarantors”),

OF THE FOURTH PART,

- and -

SOUTHERN MARYLAND AGRICULTURAL ASSOCIATION,

a joint venture of PRINCE GEORGE’S RACING, INC.
and SOUTHERN MARYLAND RACING, INC.,
each a corporation incorporated under the laws of the State of Maryland

(hereinafter called the “Bowie Guarantor”),

OF THE FIFTH PART,

- and -

LAUREL RACING ASSOCIATION LIMITED PARTNERSHIP
a partnership formed under the laws of the State of Maryland, acting through its general partner,
LAUREL RACING ASSOC., INC.

(hereinafter called the “Laurel Guarantor”),

OF THE SIXTH PART,

- and -

THE MARYLAND JOCKEY CLUB OF BALTIMORE CITY, INC.,

a corporation incorporated under the laws of the State of Maryland

(hereinafter called the “Pimlico Guarantor”),

OF THE SEVENTH PART,

- and -

MARYLAND RACING, INC.,

a corporation incorporated under the laws of the State of Delaware

(hereinafter called the “Maryland Racing Guarantor”),

OF THE EIGHTH PART,

- and -

THISTLEDOWN, INC.

a corporation incorporated under the laws of the State of Ohio

(hereinafter called the “Thistledown Guarantor”),

OF THE NINTH PART,

- and –

MEC MARYLAND INVESTMENTS INC.,

a corporation incorporated under the laws of the State of Delaware

- and -

30000 MARYLAND INVESTMENTS LLC,

a limited liability company formed under the laws of the State of Delaware

(hereinafter collectively called the “AmTote Guarantors”),

(the Golden Gate Fields Guarantors, the Santa Anita Guarantors, the Bowie Guarantor, the Laurel Guarantor, the Pimlico Guarantor, the Maryland Racing Guarantor, the Thistledown Guarantor, and the AmTote Guarantors hereinafter collectively called the “Guarantors”)

OF THE TENTH PART.

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the covenants and agreements herein contained, and in reliance on the individual creditworthiness of the Borrower and each of the Guarantors based on the representations, warranties and covenants of the Borrower and each of the Guarantors contained herein, the parties hereto agree as follows:

ARTICLE 1

INTERPRETATION

1.1                                                                               Definitions

For the purposes of this Agreement:

“2008 Loan” means the secured non-revolving loan made available to the Borrower by the Lender pursuant to Section 2.1;

“2008 Loan Amount” means the aggregate of the principal amount of the 2008 Loan, being comprised of (i) the principal amount of up to $50,000,000 made available pursuant to Tranche 1, together with Lender’s Costs that are deemed to be Advances made available pursuant to Tranche 1 and fees payable by the Borrower in connection with Tranche 1 (collectively, the “Tranche 1 Loan Amount”); (ii) the principal amount of up to $30,000,000 made available pursuant to Tranche 2, together with Lenders Costs that are deemed to be Advances made available pursuant to Tranche 2 and fees payable by the Borrower in connection with Tranche 2 (collectively, the “Tranche 2 Loan Amount”); (iii) the maximum principal amount equal to the lesser of: (A) the amount necessary to pay out in full the PNC Debt; and (B) $15,000,000, made available pursuant to Tranche 3, together with Lender’s Costs that are deemed to be Advances made available pursuant to Tranche 3 and fees payable by the Borrower in connection with Tranche 3 (collectively, the “Tranche 3 Loan Amount”); and (iv) the principal amount of up to $30,000,000 made available pursuant to Tranche 4, together with Lender’s Costs that are deemed to be Advances made available pursuant to Tranche 4 and fees payable by the Borrower in connection with Tranche 4 (collectively, the “Tranche 4 Loan Amount”), as each may be reduced from time to time in accordance with the terms hereof;

“2008 Loan Documents” means, collectively, this Agreement and the Security and “2008 Loan Document” means any one of them;

“Acquisition” means any transaction or series of transactions by which the Borrower or any of its Subsidiaries, directly or indirectly, by means of a take-over bid, tender offer, amalgamation, merger, purchase of assets, purchase of shares or otherwise (a) acquires any ongoing business or all or substantially all of the assets of any Person engaged in any ongoing business, (b) acquires beneficial ownership (as defined in Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended) of securities of a Person engaged in any ongoing business representing more than 10% of the ordinary voting power for the election of directors or other governing position if the business and affairs of such Person are managed by a board of directors or other governing body, or (c) acquires beneficial ownership (as defined in Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended) of more than 10% of the ownership interest in any Person engaged in any ongoing business that is not managed by a board of directors or other governing body;

“Advance” has the meaning ascribed thereto in Section 5.1(a);

“Affiliate” means, in respect of any Person, any other Person which, directly or indirectly, controls or is controlled by or is under common control with such Person; and for the purpose of this definition, “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”) means the power to direct, or cause to be directed, the management and policies of a Person whether through the ownership of voting shares, by contract or otherwise, but for greater certainty excluding therefrom the Lender and its Subsidiaries other than MEC and its Subsidiaries;

“Agreement” means this agreement and the Disclosure Schedule and all schedules attached to this agreement or to the Disclosure Schedule, in each case as they may be amended or supplemented from time to time; the expressions “hereof”, “herein”, “hereto”, “hereunder”, “hereby” and similar expressions refer to this Agreement as a whole (including the Disclosure Schedule) and not to any particular article, Section, schedule or other portion hereof, and the expressions “article” and “Section” followed by a number or by a number and letter, and “Schedule” followed by a letter, mean and refer to the specified article or Section of or schedule to this Agreement, as applicable, except as otherwise specifically provided herein;

“Allocable Amount” has the meaning ascribed thereto in Section 10.22;

“Amtote Guarantee and Indemnity” has the meaning ascribed thereto in Section   8.2(j)(lx);

“Amtote Guarantee Fee” has the meaning ascribed thereto in Section 8.2(j)(lx);

“Amtote Guarantors” means MEC Maryland Investments Inc. and 30000 Maryland Investments LLC;

“Applicable Law” means, in respect of any Person, property, transaction or event, all applicable laws, statutes, rules, by-laws and regulations, and all applicable official directives, orders, judgments and decrees of Governmental Bodies but solely to the extent they have the force of law (and, in the case of Section 3.5 only, whether or not having the force of law but otherwise binding on such Person or such Person’s property);

“Assignment of Holdback Agreement” has the meaning ascribed thereto in Section 8.2(j)(iii);

“Audited Financial Statements” means the audited consolidated financial statements of the Borrower for the Fiscal Year ended December 31, 2007;

“Banking Day” means a day on which banks are generally open for business in each of Toronto, Ontario, Zug, Switzerland and London, England;

“Blocked Persons List” has the meaning ascribed thereto in Section 6.1(cc);

“BMO” means Bank of Montreal, and its successors and assigns under the BMO Credit Agreement;

“BMO Credit Agreement” means the amended and restated credit agreement made as of July 22, 2005 among the Borrower, as borrower, BMO, as agent and lender, and others, as has been and may be further amended and restated from time to time, provided that the principal amount outstanding at any time under the BMO Credit Agreement as so amended or restated shall not exceed $40,000,000, and includes any renewal or refinancing of any such agreement or the indebtedness owing thereunder provided that the principal amount of such renewed or refinanced indebtedness does not exceed $40,000,000 and security therefor is not increased thereby;

“BMO Intercreditor Agreement” means the intercreditor agreement made as of even date herewith between the Lender, the Borrower and Bank of Montreal, as the same may be amended or restated from time to time;

“Borrower” means Magna Entertainment Corp., a corporation existing under the laws of Delaware, and its successors and permitted assigns;

“Borrower General Security Agreement” has the meaning ascribed thereto in Section 8.2(j)(ii);

“Borrower’s and Guarantors’ California Agent” means Sherry Meyerhoff Hanson & Crance LLP, or such other firm or firms of solicitors or agents in the State of California as are appointed by the Borrower from time to time and notice of which is provided to the Lender;

“Borrower’s and Guarantors’ Counsel” means Osler Hoskin Harcourt LLP, or such other firm or firms of solicitors or counsel as are appointed by the Borrower from time to time and notice of which is provided to the Lender;

“Borrower’s and Guarantors’ Delaware Agent” means Eckert Seamans Cherin & Mellott, LLC;

“Borrower’s and Guarantors’ Maryland Agent” means DLA Piper LLP (US), or such other firm or firms of solicitors or agents in the State of Maryland as are appointed by the Borrower from time to time and notice of which is provided to the Lender;

“Borrower’s and Guarantors’ Local Agents” means, collectively the Borrower’s and Guarantor’s California Agent, the Borrower’s and Guarantor’s Maryland Agent, the Borrower’s and Guarantor’s New York Agent, and the Borrower’s and Guarantor’s Delaware Agent;

“Borrower’s and Guarantors’ New York Agent” means O’Melveny & Myers LLP, or such other firm or firms of solicitors or agents in the State of New York as are appointed by the Borrower from time to time and notice of which is provided to the Lender;

“Borrower Incorporation Documents” has the meaning ascribed thereto in Section 6.1(i);

“Borrowing Date” means any Banking Day on which an Advance is made, or is to be made, in accordance with a request of the Borrower;

“Borrowing Notice” means a notice substantially in the form of Schedule A;

“Bowie Assignment of Material Agreements” has the meaning ascribed thereto in Section 8.2(j)(xxvi);

“Bowie Assignment of Rents and Leases” has the meaning ascribed thereto in Section 8.2(j)(xxv);

“Bowie General Security Agreement” has the meaning ascribed thereto in Section 8.2(j)(xxvii);

“Bowie Mortgage” has the meaning ascribed thereto in Section 8.2(j)(xxiv);

“Bowie Guarantee and Indemnity” has the meaning ascribed thereto in Section 8.2(j)(liv) ;

“Bowie Guarantee Fee” has the meaning ascribed thereto in Section 8.2(j)(liv);

“Bowie Guarantor” means Southern Maryland Agricultural Association, a joint venture of Prince George’s Racing, Inc. and Southern Maryland Racing, Inc., each a corporation incorporated under the laws of the State of Maryland;

“Bowie Property” means the lands and premises designated as the Bowie Property in Schedule B hereto;

“Bowie Property Environmental Indemnity” has the meaning ascribed thereto in Section 8.2(j)(xxviii) ;

“Bowie Security” has the meaning ascribed thereto in Section 8.2(j)(xxxi);

“Bridge Loan Agreement” means the loan agreement made as of September 12, 2007, as has been and may be amended from time to time and as may be further amended, modified, renewed or replaced from time to time, among the Borrower, as borrower, the Lender, as lender, and the guarantors specified therein, as guarantors;

“Capital Expenditures” means, for any period, for any Person those expenditures made in connection with the purchase, lease, license, acquisition, erection, development, improvement or construction of property of or by such Person (including any such property acquired pursuant to a Capital Lease Obligation) or any other expenditures, in all cases, which in accordance with GAAP are classified as capital expenditures; provided, however, that such term shall not include those expenditures (“Maintenance Capital Expenditures”) that are (a) required to sustain the capacity level or useful life of existing operating facilities or (b) required or lawfully imposed under any Environmental Law or Safety Law, or by any Governmental Body;

“Capital Lease Obligations” means the obligations of the Borrower or any Subsidiary to pay rent or other amounts under a lease of (or other agreement conveying the right to use) real or personal property, which obligations are required to be classified and accounted for as a capital lease on a balance sheet of such Person under GAAP and, for purposes of this Agreement, the amount of such obligations shall in each case be the capitalized amount thereof, determined in accordance with GAAP;

“Cash Equivalents” means short-term issued guaranteed deposits or certificates of deposit with recognized financial institutions, bonds or similar obligations carrying the full faith and credit of the United States of America or any state thereof or any agency or instrumentality of any of the foregoing unconditionally backed by such credit and other similar investments acceptable to the Lender in its sole discretion;

“CERCLA” means the Comprehensive Environmental Response, Compensation and Liability Act of 1980, including the rules and regulations promulgated thereunder, as the same may be amended from time to time;

“Claim” has the meaning ascribed thereto in Section 3.6(a);

“Closing Date” means the date on which this Agreement is executed and delivered by the parties hereto;

“Closing Date Arrangement Fee” has the meaning ascribed thereto in Section 5.3(b);

“Collateral” means, collectively, all of the undertaking, property and assets of the Borrower and the Guarantors subject to the Security, or intended to be subject to the Security;

“Combined” means, in relation to any financial results or financial statements of a group of entities, the combined financial results or financial statements of such group of entities (including their respective subsidiaries), calculated and prepared in accordance with GAAP;

“Company” means, collectively, the Borrower and all of its Subsidiaries;

“Commitment Fees” means, collectively, the Tranche 1 Commitment Fee, the Tranche 2 Commitment Fee, and the Tranche 2 Commitment Fee, and, in the singular, any one of them;

“Commitment Fee Payment Date” has the meaning ascribed thereto in Section 5.3(a);

“Compliance Certificate” has the meaning ascribed thereto in Section 7.1(n)(i);

“Contingent Liabilities”, at any time, means the amount of all indebtedness and liabilities, contingent or otherwise, of any other Person at such time,

(i)

guaranteed, directly or indirectly, in any manner by the Borrower or any Subsidiary including, without limitation, (A) by procuring the issue of letters of credit or other similar instruments for the benefit of that other Person, (B) by endorsement of bills of exchange (otherwise than for collection or deposit in the ordinary course of business), or (C) by the other Person assigning debts of the Borrower or any Subsidiary (whether or not represented by an instrument) with recourse to the Borrower or any Subsidiary;

(ii)	in effect guaranteed, directly or indirectly, by the Borrower or any Subsidiary through an agreement, contingent or otherwise:

	(A)	to purchase such indebtedness or liabilities or to advance or supply funds for the payment or purchase of such indebtedness or liabilities;

(B)

to purchase, sell or lease (as lessee or lessor) property, products, materials or supplies or to purchase or sell services in circumstances where the primary purpose of such agreement was to provide funds to the debtor to enable the debtor to make payment of such indebtedness or liabilities or to provide goods or services to the debtor to enable it to satisfy other liabilities, regardless of the delivery or non-delivery of the property, products, materials or supplies or the provision or non-provision of the services, including take or pay or throughput agreements; or

(C)

to make any loan, advance, capital contribution to or other investment in the other Person for the purpose of assuring a minimum equity, asset base, working capital or other balance sheet condition at any date or to provide funds for the payment of any liability, dividend or return of capital; or

(iii)

secured by any Lien upon property owned by the Borrower or any Subsidiary, even though neither the Borrower nor any Subsidiary has assumed or become liable for the payment of such indebtedness or liabilities, provided that, if neither the Borrower nor any Subsidiary has assumed or become liable for such assumption, such indebtedness shall be deemed to be an amount equal to the lesser of (A) the amount of such indebtedness and liabilities and (B) the book value of such property.

For purposes hereof, a Person shall not be deemed to have a Contingent Liability if it is the co-maker of the primary obligation and shall have one Contingent Liability if it has guaranteed the obligations of more than one primary obligor with respect to the same primary obligation;

“Core Line of Business” means the ownership or operation of racetracks and pari-mutuel wagering activities, as described in the Form 10-K filed by the Borrower for the year ended December 31, 2007, and including (i) thoroughbred and harness horse racing, (ii) off-track betting facilities, (iii) account wagering and other gaming activities including, without limitation, poker, slot machines and video lottery terminals, (iv) a racetrack and casino complex in Austria, and (v) any food and beverage operations, sports bar operations, content acquisition and distribution, technology and media services, entertainment, the ownership and management of real estate and/or other activities, associated with or ancillary or related to (i), (ii), (iii) and/or (iv), above, including the ownership or operation of horse training and boarding centres, arenas and restaurants;

“Cost Consultant” has the meaning ascribed thereto in Section 2.8;

“Default” means any event which, but for the lapse of time, giving of notice or both, would constitute an Event of Default and, for greater certainty, includes for purposes of this Agreement, any event relating to Subordinated Debt which would, but for the lapse of time, giving of notice or both, enable the holders of Subordinated Debt to accelerate the maturity of the Subordinated Debt;

“Disclosure Schedule” means the disclosure schedule as of the Closing Date prepared and executed by the Borrower;

“EBITDA” means, for any Person in any period, Net Income of such Person for such period:

(a)                                  increased by the sum of (without duplication) (i) income tax expense for such period, (ii) interest expense for such period, (iii) depreciation and amortization expense for such period, (iv) non-cash losses incurred during such period, in each case to the extent such amounts were included in the calculation of Net Income of such Person for such period;

(b)                                 decreased by all cash payments during such period relating to losses that were added back to Net Income of such Person under clause (a)(iv) above in determining EBITDA in any prior period; and

(c)                                  decreased by such net gains from sales of real estate held for sale or development and excess racetrack lands which were included in the calculation of Net Income of such Person for such period;

“Employee Plan” means an employee benefit plan defined in Section 3(3) of ERISA in respect of which the Borrower or any ERISA Affiliate is, or within the immediately preceding six years was, an “employer” as defined in Section 3(5) of ERISA;

“Environment” means soil, land, surface and subsurface strata, surface waters, groundwaters, drinking water supply, stream sediments, ambient air (including air in buildings, natural or man-made structures), all layers of the atmosphere, all inorganic and organic matter and living organisms (including humans), all natural resources and the interacting natural systems that include the foregoing listed components;

“Environmental Consent” means any consent, approval, permit, licence, order, filing, authorization, exemption, registration, ratification, permission, waiver, reporting or notice requirement and any other related agreement or communications whatsoever issued, granted or given or otherwise made available by or under the authority of any Governmental Body regarding environmental matters or under any Environmental Law;

“Environmental Damages” means all claims, judgments, damages, losses, penalties, liabilities (including strict liability), fines, charges, costs and expenses, including costs of investigation, remediation, defense, settlement and reasonable attorneys’ fees and expenses and reasonable consultants’ fees, that are incurred at any time as a result of the existence of any Hazardous Materials at, on, upon, about or beneath any of the Mortgaged Properties or migrating or threatening to migrate to or from any such real property, or arising from any investigation, proceeding or remediation of any location at which the Borrower and/or any Guarantor, any predecessor in title or any employees, agents, contractors or subcontractors of the Borrower and/or any Guarantor or any predecessor in title, or any third persons at any time occupying or present on any of the Mortgaged Properties, are alleged to have directly or indirectly disposed of Hazardous Materials or arising in any manner whatsoever in violation of Environmental Laws;

“Environmental Disclosure” means the text of the Environmental Reports, in each case including the attachments thereto but excluding the underlying documents referred to in the Environmental Reports;

“Environmental Laws” means any Applicable Law that requires or relates to:

(i)

notifying appropriate authorities, employees or the public of the presence of or intended or actual Releases of Hazardous Materials or violations of discharge limits or other prohibitions or of the commencement of activities, such as resource extraction or construction, that could have an impact on the Environment;

(ii)	preventing or reducing to acceptable levels the presence of or Release of Hazardous Materials in or into the Environment;

(iii)	reducing the quantities, preventing the Release or minimizing the hazardous characteristics of wastes that are generated;

(iv)	protecting the Environment, including regulating, limiting or restricting Releases of Hazardous Materials and protecting resources, species, or visual or ecological amenities;

(v)	the transportation, use and disposal of Hazardous Materials or other potentially harmful substances;

(vi)	remediating Hazardous Materials that have been Released or are in the Environment, preventing the Threat of Release or paying the costs of such remediation; or

(vii)

making responsible Persons or polluting Persons pay private parties or third parties, or groups of them, for damages done to their health or the Environment or permitting representatives of the public to recover for injuries done to public assets or to obtain any other remedies whatsoever;

and includes all Environmental Consents;

“Environmental or Safety Liability” means any Loss arising from, under, or in connection with any of the following:

(i)

any environmental or safety matter or condition (including the presence, use, generation, manufacture, disposal or transport of Hazardous Materials, on-site or off-site contamination, safety or health matters, noise, odour, nuisance or the regulation of any Hazardous Material);

(ii)

responsibility, financial or otherwise, under any Environmental Law or Safety Law for clean-up costs or corrective action, including any clean-up, removal, containment, monitoring or other remediation or response actions required by any Environmental Law or Safety Law (whether or not such actions have been required or requested by any Governmental Body or any other Person) and for any natural resource damages; or

(iii)	any other compliance, corrective, remedial or other measure or cost required or lawfully imposed under any Environmental Law or Safety Law;

“Environmental Reports” has the meaning ascribed thereto in Section 7.1(r);

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended;

“ERISA Affiliate” means (1) any corporation which is a member of the same controlled group of corporations (within the meaning of Section 414(b) of the Internal Revenue Code) as the Borrower; (2) any trade or business (whether or not incorporated) which is under common control (within the meaning of Section 414(c) of the Internal Revenue Code) with the Borrower; and (3) a member of the same affiliated service group (within the meaning of Section 414(m) of the Internal Revenue Code) as the Borrower, any corporation described in clause (1) above or any trade or business described in clause (2) above; or (4) any other Person which is required to be aggregated with the Borrower pursuant to regulations promulgated under Section 414(o) of the Internal Revenue Code;

“Event of Default” has the meaning attributed to such term in Section 9.1;

“Excluded Taxes” means, in relation to the Lender, (a) those Taxes which are imposed or levied on or measured by or determined by reference to the overall net income, profits, gross receipts, net worth or capital of the Lender or any of its branches, and all franchise taxes, taxes on doing business or taxes measured by capital or net worth imposed on the Lender or any of its applicable branches pursuant to the laws of the jurisdiction in which the Lender is organized or resident or in which the Lender’s principal office or applicable branch is located, and (b) without limiting the generality of the foregoing, all franchise taxes, taxes on doing business or taxes measured by net income, capital, profits, gross receipts or net worth imposed on the Lender or any of its branches, whether collected by withholding or otherwise, as a result of the Lender (i) carrying on a trade or business in the United States of America or having a permanent establishment in the United States of America, (ii) being organized under the laws of the United States of America or any political subdivision thereof, (iii) being or being deemed to be resident in the United States of America for income tax purposes, or (iv) not dealing at arm’s length (as defined for the purposes of the Internal Revenue Code) with the Borrower, or which would not have been imposed had such Person satisfied a relevant authority that such Person was not a person mentioned in clause (i), (ii), (iii) or (iv) above;

“Fiscal Quarter” means a period of three consecutive months ending on March 31, June 30, September 30 or December 31, as the case may be, of each Fiscal Year;

“Fiscal Year” means the fiscal year of the Borrower, being January 1 to December 31;

“GAAP” means, at any time, generally accepted accounting principles in effect from time to time in the United States of America as recommended by the Financial Accounting Standards Board, applied on a consistent basis;

“Golden Gate Fields Guarantee and Indemnity” has the meaning ascribed thereto in Section 8.2(j)(xlviii);

“Golden Gate Fields Guarantee Fee” has the meaning ascribed thereto in Section 8.2(j)(xlviii);

“Golden Gate Fields Property” means the lands and premises designated as the Golden Gate Fields Property in Schedule B hereto;

“Golden Gate Fields Property Environmental Indemnity” has the meaning ascribed thereto in Section 8.2(j)(xx);

“Golden Gate Fields Third Assignment of Material Agreements” has the meaning ascribed thereto in Section 8.2(j)(xviii);

“Golden Gate Fields Third Assignment of Rents and Leases” has the meaning ascribed thereto in Section 8.2(j)(xvii);

“Golden Gate Fields Third General Security Agreement” has the meaning ascribed thereto in Section 8.2(j)(xix);

“Golden Gate Fields Third Mortgage” has the meaning ascribed thereto in Section 8.2(j)(xvi);

“Golden Gate Fields Security” has the meaning ascribed thereto in Section 8.2(j)(xix);

“Governmental Body” means any government, parliament, legislature, or any regulatory authority, agency, commission or board of any government, parliament or legislature, or any court or (without limitation to the foregoing) any other law, regulation or rule-making entity (including, without limitation, any central bank, fiscal or monetary authority or authority regulating banks), having jurisdiction in the relevant circumstances over a Person or such Person’s property, or any Person acting under the authority of any of the foregoing (including, without limitation, any arbitrator and the Racing and Gambling Regulatory Authorities);

“Guarantor Incorporation Documents” has the meaning ascribed thereto in Section 6.1(j);

“Guarantors” means, collectively, (i) the Golden Gate Fields Guarantors, (ii) the Santa Anita Guarantors, (iii) the Thistledown Guarantor, (iv) the AmTote Guarantors and, subject to Sections 8.1(j)(lvi), 8.1(j)(xxxix), and 8.1(j)(xlvii), (v) the Bowie Guarantor, (vi) the Laurel Guarantor, (vii) the Pimlico Guarantor, and (viii) the Maryland Racing Guarantor, and, in the singular, any one of them;

“Guarantor Payment” has the meaning ascribed thereto in Section 10.22;

“Gulfstream Construction Loan Agreement” means the Third Amended and Restated Gulfstream Park Loan Agreement made as of December 22, 2006 between Gulfstream Park Racing Association Inc., as borrower, the Lender, as lender, and others, as the same has been and may be amended or restated from time to time;

“Hazardous Activity” shall include the distribution, generation, handling, importing, management, manufacturing, processing, production, refinement, release, storage, transfer, transportation, treatment or use (including any withdrawal or other use of contaminated groundwater) of Hazardous Materials in, on, under, about and from any of the Mortgaged Properties or any part thereof and any other act, business or operation that poses a material risk of harm to Persons or property on or off the Mortgaged Properties;

“Holdback Agreement” means the agreement dated November 14, 2006 between the Borrower and PA Meadows, LLC in respect of certain holdback amounts arising in connection with a stock purchase agreement dated November 8, 2005 between the Borrower, as vendor, and PA Meadows, LLC, as purchaser;

“Hazardous Material” shall mean any solid, liquid, gas, odour, heat, vibration, radiation or combination of any of them that may have an adverse effect on the Environment, and includes all wastes, pollutants, contaminants and each hazardous, toxic, radioactive, noxious, flammable, corrosive or caustic matter or substance, including any substance, material or waste which is or is expected to be regulated by any Governmental Body and including any material, substance or waste which is defined as a “contaminant” or “pollutant” or as “hazardous”, “toxic”, “harmful” or “dangerous” under any provision of any Environmental Law or Safety Law, and including petroleum, petroleum products, asbestos, asbestos-containing material, urea formaldehyde and polychlorinated biphenyls;

“Indebtedness” has the meaning ascribed thereto in Section 8.2(j);

“Indemnified Person” has the meaning ascribed thereto in Section 3.6(a);

“Indemnifying Party” has the meaning ascribed thereto in Section 3.6(a);

“Intercreditor Agreements” means, collectively, the BMO Intercreditor Agreement and the Wells Fargo Subordination Agreement, and, in the singular, any one of them;

“Interest Period” means a period commencing, (i) in the case of the initial Interest Period for the first Advance, on the date of such Advance; and (ii) in the case of any subsequent Interest Period, on the last day of the immediately preceding Interest Period and ending, in either case, on the 30th day of such period;

“Interest Rate” has the meaning ascribed thereto in Section 5.1(a);

“Internal Revenue Code” means the Internal Revenue Code of 1986, as amended, including the regulations and published interpretations and rulings thereunder;

“Judgment Currency” has the meaning ascribed thereto in Section 1.7;

“Laurel Assignment of Material Agreements” has the meaning ascribed thereto in Section 8.2(j)(xxxiv);

“Laurel Assignment of Rents and Leases” has the meaning ascribed thereto in Section 8.2(j)(xxxiii);

“Laurel General Security Agreement” has the meaning ascribed thereto in Section 8.2(j)(xxxv);

“Laurel Guarantee and Indemnity” has the meaning ascribed thereto in 8.2(j)(lv);

“Laurel Guarantee Fee” has the meaning ascribed thereto in Section 8.2(j)(lv);

“Laurel Guarantor” means the Laurel Racing Association Limited Partnership a partnership formed under the laws of the State of Maryland, acting through its general partner, Laurel Racing Assoc., Inc.;

“Laurel Mortgage” has the meaning ascribed thereto in Section 8.2(j)(xxxii);

“Laurel Property” means the lands and premises designated as the Laurel Property in Schedule B hereto;

“Laurel Property Environmental Indemnity” has the meaning ascribed thereto in Section 8.2(j)(xxxvi);

“Laurel Security” has the meaning ascribed thereto in Section 8.2(j)(xxxix);

“Laurel Slots Facilities” means the temporary slots facilities to be constructed and operated on the Laurel Property;

“Laurel Slots Facilities Capital Budget” means the capital budget in respect of the construction of the Laurel Slots Facilities, prepared by the Borrower and/or the Laurel Guarantor and approved by the Lender;

“Laurel Slots Facilities Costs” means the Borrower’s and/or the Laurel Guarantor’s costs, not to exceed $30,000,000, in respect of the Laurel Slots Facilities;

“Laurel Slots Facilities Contracts” means all contracts entered into by the Borrower and/or the Laurel Guarantor and/or their or its agents with Persons for the supply by such Persons of construction services or materials for the Laurel Slots Facilities or any part thereof or services or materials related thereto;

“Laurel Slots Facilities FF&E” means the slot machines, furniture, fixtures, and equipment relating thereto to be installed in the Laurel Slots Facilities;

“Laurel Slots Facilities Holdback” has the meaning ascribed thereto in Section 3.3;

“Laurel Slots Facilities Holdback Advance” has the meaning ascribed thereto in Section 3.3;

“Laurel Slots Facilities Plans and Specifications” has the meaning ascribed thereto in Section 7.1(z);

“Lender” means MID Islandi sf., a partnership formed under the laws of Iceland, acting through its Zug Branch, and its successors and permitted assigns;

“Lender’s California Agent” means the Los Angeles office of Hogan & Hartson LLP, or such other firm or firms of solicitors or agents in the State of California as are appointed by the Lender from time to time and notice of which is provided to the Borrower and the Guarantors;

“Lender’s Costs” has the meaning ascribed thereto in Section 5.4;

“Lender’s Counsel” means Davies Ward Phillips & Vineberg LLP, or such other firm or firms of solicitors or counsel as are appointed by the Lender from time to time and notice of which is provided to the Borrower and the Guarantors;

“Lender’s Delaware Agent” means Pepper Hamilton LLP, or such other firm or firms of solicitors or agents in the State of Delaware as are appointed by the Lender from time to time and notice of which is provided to the Borrower and the Guarantors;

“Lender’s Maryland Agent” means Pepper Hamilton LLP, or such other firm or firms of solicitors or agents in the State of Maryland as are appointed by the Lender from time to time and notice of which is provided to the Borrower and the Guarantors;

“Lender’s New York Agent” means the New York office of Davies Ward Phillips & Vineberg LLP, or such other firm or firms of solicitors or agents in the State of New York as are appointed by the Lender from time to time and notice of which is provided to the Borrower and the Guarantors;

“LIBOR” means the one-month rate of interest per annum for deposits in US Dollars in the London interbank market, calculated on the basis of a year of 360 days, equal to the arithmetic mean of the rates which appear on the Telerate Page 3750 on the Dow Jones Telerate Service (or any replacement page) as of 11:00 a.m. (London time) on the day which is two Banking Days prior to the first day of the relevant Interest Period;

“Lien” means any mortgage, lien, pledge, assignment by way of security, charge, security interest, lease intended as security, title retention agreement, statutory right reserved in any Governmental Body, registered lease of properties, hypothec, levy, execution, seizure, attachment, garnishment or other similar encumbrance;

“Maintenance Capital Expenditure” has the meaning ascribed thereto in the definition of Capital Expenditure;

“Maryland Racing Guarantor” means Maryland Racing, Inc.;

“Maryland Racing Guarantee Fee” the meaning ascribed thereto in Section 8.2(j)(lvii);

“Maryland Racing Guarantee and Indemnity” the meaning ascribed thereto in Section  8.2(j)(lvii);

“Material Adverse Change” means a material adverse change in the business, condition (financial or otherwise), operations, properties, assets, liabilities or prospects of the Borrower (taken as a whole together with all of its Subsidiaries on a consolidated basis) or any Guarantor or of any of the Mortgaged Properties;

“Material Adverse Effect” means material adverse effect on (a) the business, condition (financial or otherwise), operations, properties, assets, liabilities or prospects of the Borrower (taken as a whole together with all of its Subsidiaries on a consolidated basis) or any of the Guarantors or any of the Mortgaged Properties, or (b) the ability of the Borrower or any of the Guarantors to perform its Obligations under any 2008 Loan Document to which it is or is to be a party, or (c) the rights and remedies of the Lender under the Agreement or any of the other 2008 Loan Documents or the Intercreditor Agreements, or (d) the Lender’s security interest in the Collateral or the perfection or priority thereof;

“Material Agreements” means: (i) contracts, agreements, commitments or other documents materially affecting the use, development, construction and/or operation of any of the Mortgaged Properties (including without limitation all leases of the Mortgaged Properties); and (ii) any contract, agreement, commitment or other document by which the Borrower or any of its Subsidiaries is bound, the default under or the termination of which could reasonably be expected to result in a Material Adverse Effect;

“Material Authorization” means any approval, permit, licence, order, consent or similar authorization from, and any filing, registration, qualification or recording with, any

Governmental Body, domestic or foreign, required by the Borrower or any of its Subsidiaries, the absence of which could reasonably be expected to result in a Material Adverse Effect;

“Maturity Date” means, with respect to Tranche 1, the Tranche 1 Maturity Date (or such later date or dates as may be determined in writing from time to time by the Lender in its sole discretion, with such later date or dates being subject to such conditions as may be determined by the Lender in its sole discretion), with respect to Tranche 2, the Tranche 2 Maturity Date (or such later date or dates as may be determined in writing from time to time by the Lender in its sole discretion, with such later date or dates being subject to such conditions as may be determined by the Lender in its sole discretion), with respect to Tranche 3, the Tranche 3 Maturity Date (or such later date or dates as may be determined in writing from time to time by the Lender in its sole discretion, with such later date or dates being subject to such conditions as may be determined by the Lender in its sole discretion), and with respect to Tranche 4, the Tranche 4 Maturity Date (or such later date or dates as may be determined in writing from time to time by the Lender in its sole discretion, with such later date or dates being subject to such conditions as may be determined by the Lender in its sole discretion);

“MID” means MI Developments Inc. and its successors and permitted assigns;

“MJC Guarantors” means, collectively, the Bowie Guarantor, the Laurel Guarantor, Pimlico Guarantor, and the Maryland Racing Guarantor;

“MJC Mortgaged Properties” means, collectively, the Bowie Property, the Laurel Property, and Pimlico Property;

“MJC Security” means, collectively, the Bowie Security, the Laurel Security, and Pimlico Security;

“Mortgages” means, collectively, the Golden Gate Fields Third Mortgage, the Santa Anita Fourth Mortgage, the Bowie Mortgage, the Laurel Mortgage and the Pimlico Mortgage; and, in the singular, any one of them;

“Mortgaged Properties” means, as of the date of this Agreement, collectively, the Golden Gate Fields Property, and the Santa Anita Property, and at any time after the Tranche 2 Conditions Date, in addition to the foregoing two properties, the Bowie Property, the Laurel Property and the Pimlico Property all of which are legally described in Schedule B attached hereto; and, in the singular, any one of them;

“Net Income” of a Person for any period means the consolidated net income of such Person during such period after taxes, but before extraordinary items and unusual items, all as otherwise determined in accordance with GAAP. In addition, there shall be included in Net Income all net income of such Person on a consolidated basis from investments in accordance with the equity method of accounting;

“Non-Excluded Taxes” has the meaning ascribed thereto in Section 2.7;

“Note Assignment Agreement” means the MEC assignment of Tranche A Junior Notes and Tranche B Junior Notes made as of July 26, 2006 by the Borrower in favour of the Lender, as amended to the date hereof;

“Obligations” means all indebtedness, liabilities and other obligations of the Borrower and Guarantors to the Lender under any other 2008 Loan Document (including any amendments or supplements thereto), whether actual or contingent, direct or indirect, matured or not, now existing or arising hereafter and includes, without limitation, all unpaid principal, interest, fees, costs and other amounts payable by the Borrower and Guarantors to the Lender hereunder or under any other 2008 Loan Document;

“Occupancy Agreements” has the meaning ascribed thereto in Section 6.1(nn);

“Officer’s Certificate” means, unless otherwise provided herein, in respect of the Borrower, a certificate signed by any one of the Chair of the Board, the Chief Executive Officer, the Chief Financial Officer or the Secretary;

“Official Body” means any national government or government of any political subdivision thereof or any parliament, legislature, council, agency, authority, board, bureau, central bank, commission, department or instrumentality thereof, or any court, tribunal, grand jury, mediator or arbitrator, whether foreign or domestic or any non-governmental regulating body, to the extent that the rules, regulations and orders of such body have the force of law;

“Organizational Documents” has the meaning ascribed thereto in Section 6.1(j);

“Permitted Debt” means (i) indebtedness under the Bridge Loan Agreement; (ii) indebtedness under the 2008 Loan; (ii) indebtedness under the Santa Anita Senior Facility; (iv) indebtedness under the BMO Credit Agreement; (v) indebtedness under the SunTrust Credit Agreement; (vi) indebtedness under the Remington Construction Loan Agreement; (vii) indebtedness under the Gulfstream Construction Loan Agreement; (viii) indebtedness of GPRA Commercial Enterprises Inc. relating to a loan agreement among, inter alia, Keybank National Association, as principal lender, and The Village at Gulfstream Park, LCC, as borrower, where such indebtedness is non-recourse to the Borrower and the Gulfstream Guarantor (as defined in the Bridge Loan Agreement) and arises under the May 1, 2005 limited liability company agreement, as amended, by which The Village at Gulfstream Park, LLC, was formed; (vix) indebtedness of MEC Grundstucksentwicklungs GmbH existing on the date hereof; (x) indebtedness under the PNC Debt existing as of the date hereof; (xi) the lease between a non-guarantor entity and an entity associated with the City of Grand Prairie, pursuant to which Lone Star Park is operated; (xii) indebtedness owing under, and not exceeding the amounts permitted to be outstanding under and secured by, Permitted Liens and extensions, renewals or replacements of any indebtedness permitted under this clause (other than that listed in items (iv) and (v) of this definition which shall not be replaced following repayment); provided the principal amount of such indebtedness thereunder or security therefor is not thereby increased beyond the original principal amount of such indebtedness; (xiii) unsecured trade and other accounts payable incurred in the ordinary course of business for the purpose of carrying on the same including the “Construction” (as defined in the Remington Construction Loan Agreement) and the “Reconstruction” (as defined in the Gulfstream Construction Loan Agreement); (xiv) indebtedness under interest rate or currency hedging agreements entered into for the purpose of managing interest rate and currency risks of the Borrower or any of its Subsidiaries and not for speculative purposes; (xv) indebtedness under letters of credit, performance bonds, instalment insurance and insurance premium financing contracts, and similar instruments in respect of land transfer tax claims, land development charges, gaming permits and other obligations of the Borrower or its Subsidiaries incurred in the ordinary course of business; (xvi) secured indebtedness between the Borrower (as lender) and Laurel Racing Association Limited Partnership (as borrower) up to $3,000,000 and previously consented to by the Lender; (xvii) the Subordinated Debt; (xviii) unsecured intercompany indebtedness of the Borrower to any of its Subsidiaries or of any of the Subsidiaries to the Borrower, provided that such unsecured intercompany indebtedness is existing as of the date hereof or is entered into on customary terms and in the ordinary course of the Borrower’s cash management activities consistent with past practice; (xvix) other obligations and indebtedness (including Capital Lease Obligations (other than that listed in item (xi) of this definition) and Contingent Liabilities, but excluding item (xiii) listed in this definition) existing on the date hereof and relating to Subsidiaries which are not Guarantors, and all of which are disclosed in the Audited and Unaudited Financial Statements including the notes thereto, in the aggregate amount of not more than $2,000,000 (which amount includes indebtedness denominated in foreign currencies and is therefore subject to fluctuation from time to time due to exchange rate fluctuations); and (xx) other obligations and indebtedness (including Capital Lease Obligations and Contingent Liabilities) of up to $5,000,000 in the aggregate, provided that none of such other obligations and indebtedness is secured by any of the Mortgaged Properties;

“Permitted Liens” means any:

(i)

Liens for taxes, assessments or governmental charges or levies incurred in the ordinary course of business that are not yet due and payable or the validity of which is being actively and diligently contested in good faith by the Borrower or a Subsidiary, as the case may be, in respect of which the Borrower or a Subsidiary has established on its books reserves considered by it to be adequate therefor, and for which any enforcement proceedings, if commenced, have been stayed or for which payment has been made in accordance with (vii) below;

(ii)

rights reserved to or vested in any Governmental Body by the terms of any lease, licence, franchise, grant or permit, or by any statutory provision, to terminate the same, to take action which results in an expropriation, or to require annual or other periodic payments as a condition to the continuance thereof;

(iii)

construction, mechanics’, workers’, repairers’, carriers’, warehousemen’s and materialmen’s Liens and Liens in respect of vacation pay, workers’ compensation, social security, old age pension, employment insurance or similar statutory obligations, provided the obligations secured by such Liens are not yet due and payable and, in the case of construction Liens, which have not yet been filed or for which the Borrower or a Subsidiary has not received written notice of a Lien or for which a construction lien has been filed and the Borrower or a Subsidiary is contesting such Lien diligently and in good faith;

(iv)

Liens arising from court or arbitral proceedings which have been commenced or are pending, provided that the claims secured thereby are being contested in good faith by the Borrower or a Subsidiary; any execution thereon has been stayed and continues to be stayed; and such Liens do not materially impair the use of the property in the business of the Borrower or the Subsidiary, as the case may be;

(v)

good faith deposits made in the ordinary course of business to secure the performance of bids, tenders, contracts (other than for the repayment of borrowed money), leases, surety, customs, performance bonds and other similar obligations;

(vi)	deposits to secure public or statutory obligations or in connection with any matter giving rise to a Lien described in (iii) above;

(vii)	deposits of cash or securities in connection with any appeal, review or contestation of any Lien or any matter giving rise to a Lien described in (i) or (iv) above;

(viii)

minor title defects or irregularities, minor encroachments, zoning laws and ordinances, easements, servitudes, party wall agreements, licences, rights of way, restrictions that run with the land, leases, municipal by-laws and regulations or other similar encumbrances or privileges in respect of Mortgaged Properties (including without limitation, easements, rights of way and agreements for sewers, trains, gas and water mains or electric conduits, poles, wires and cable) which in the aggregate do not materially impair the use of such property by the Borrower or a Subsidiary, as the case may be, in the operation of its business, and which are not violated in any material respect by existing or proposed structures or land use;

(ix)

security given by the Borrower or a Subsidiary to a public utility or any Governmental Body, when required by such utility or Governmental Body in connection with the operations of the Borrower or a Subsidiary, as the case may be, in the ordinary course of its business, which singly or in the aggregate do not materially impair the use of the asset concerned in the operation of the business of the Borrower or the Subsidiary, as the case may be;

(x)	the reservation in any original grants from the Crown of any land or interest therein and statutory exceptions to title;

(xi)	Liens granted by the Borrower to any Guarantor or by any Guarantor to the Borrower or any other Guarantor;

(xii)

any Lien, other than a construction Lien, payment of which has been provided for by deposit with the Lender of an amount in cash, or the obtaining of a surety bond or letter of credit satisfactory to the Lender, sufficient in either case to pay or discharge such Lien or upon other terms satisfactory to the Lender;

(xiii)	any Lien securing Permitted Debt, unless same is by definition unsecured;

(xiv)

assignments of insurance provided to landlords (or their mortgagees) pursuant to the terms of any lease and Liens or rights reserved in or exercised under any lease and any statutory or common law rights of landlords for rent or compliance with the terms of such lease;

(xv)

rights and interests created by notice registered by any transportation authority with respect to proposed roads or highways which do not materially impair the use of properties owned or leased by the Borrower or a Subsidiary in the operation of the business of the Borrower or a Subsidiary;

(xvi)

the granting by the Borrower or any Subsidiary in the ordinary course of its business consistent with past practice of any lease, sub-lease, tenancy or right of occupancy to any Person in respect of properties owned or leased by the Borrower or a Subsidiary;

(xvii)

applicable municipal by-laws, development agreements, subdivision agreements, site plan agreements, zoning laws and building restrictions which do not in the aggregate materially adversely affect the current use of the property affected thereby and provided that the same have been complied with in all material respects;

(xviii)	any attachment or judgment Lien not constituting an Event of Default;

(xix)

Liens existing on assets of any Person at the time such Person becomes a Subsidiary, provided that (i) such Lien was not created in contemplation of such Person becoming a Subsidiary, and (ii) such Lien does not encumber any assets other than the assets subject to such Lien at the time such Person becomes a Subsidiary;

(xx)

other Liens incidental to the conduct of the business or the ownership of the assets of the Borrower or any Subsidiary that (i) were not incurred in connection with borrowed money, (ii) do not in the aggregate materially impair the use of the assets subject to the Lien in the operation of such business, and (iii) do not secure obligations aggregating in excess of $1,000,000;

(xxi)	the Liens granted pursuant to the Security;

(xxii)	any registered Lien existing as of November 26, 2008 that is disclosed in the title insurance commitments issued in respect of the Mortgaged Properties in connection with this Agreement;

(xxiii)	Purchase Money Security Interests existing as of the Closing Date;

(xxiv)	Purchase Money Security Interests incurred after the Closing Date in connection with the purchase of new assets permitted hereunder up to an aggregate of $5,000,000; and

(xxv)	any other Lien which the Lender approves in writing as a Permitted Lien;

“Permitted Lender Assignee” has the meaning ascribed thereto in Section 10.8;

“Person” means any individual, partnership, limited partnership, limited liability company, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, unincorporated association, trust, trustee, executor, administrator or other legal or personal representative, Governmental Body or any other legal entity;

“Pimlico Assignment of Material Agreements” has the meaning ascribed thereto in Section 8.2(j)(xlii);

“Pimlico Assignment of Rents and Leases” has the meaning ascribed thereto in Section 8.2(j)(xli);

“Pimlico General Security Agreement” has the meaning ascribed thereto in Section 8.2(j)(xliii);

“Pimlico Guarantee Fee” has the meaning ascribed thereto in Section 8.2(j)(lvi);

“Pimlico Guarantee and Indemnity” has the meaning ascribed thereto in Section Section 8.2(j)(lvi);

“Pimlico Guarantor” means The Maryland Jockey Club of Baltimore City, Inc.;

“Pimlico Mortgage” has the meaning ascribed thereto in Section 8.2(j)(xl);

“Pimlico Property” means the lands and premises designed as the Pimlico Property in Schedule B hereto;

“Pimlico Property Environmental Indemnity” has the meaning ascribed thereto in Section 8.2(j)(xliv);

“Pimlico Security” has the meaning ascribed thereto in Section 8.2(j)(xlvii);

“PNC Debt” means the indebtedness of the applicable MJC Guarnators to PNC Bank, National Association or a predecessor thereof, existing on the date hereof;

“PNC Lender” means the lender in respect of the PNC Debt;

“Pre-Payment Amount” has the meaning ascribed thereto in Section 2.3(b);

“proceedings” has the meaning ascribed thereto in Section 6.1(p);

“Proposed Transactions” means the transactions contemplated in the Transaction Agreement;

“Purchase Money Security Interest” means any Lien given, assumed or arising by operation of law to provide or secure, or to provide the obligor with funds to pay, the whole or any part of the consideration for the acquisition of property where the principal amount of the obligation secured by such Lien (i) is not in excess of the cost to the obligor of the property encumbered thereby and (ii) is secured only by the property being acquired by the obligor, and includes the renewal or refinancing of any such Lien upon the same property provided that the indebtedness secured and the security therefor are not increased thereby;

“Racing and Gambling Regulatory Authorities” means the racing and gambling regulatory authorities in each state where the Borrower or any Guarantor (or any of their respective Subsidiaries) maintains racetracks and/or carries on business, including (without limitation) the California Horse Racing Board and the Maryland Racing Commission;

“Regulation U” means Regulation U of the Board of Governors of the Federal Reserve System, in effect from time to time;

“Release” shall mean any release, spill, emission, leaking, pumping, pouring, dumping, emptying, injection, deposit, disposal, discharge, dispersal, leaching or migration or other movement on, into or through the Environment or on, into, through, over or out of any property;

“Released Persons” has the meaning ascribed thereto in Section 8.1(f);

“Releasing Persons” has the meaning ascribed thereto in Section 8.1(f);

“Remington Construction Loan Agreement” means the loan agreement made as of July 22, 2005 between Remington Park, Inc., as borrower, the Lender, as lender, and others, as the same has been and may be amended or restated from time to time;

“Remington Borrower” means Remington Park, Inc.;

“Replacement Cost” means, with respect to any property or asset, the cost of repairing, replacing or reinstating such property or asset with materials of like kind and quality and for like occupancy (where applicable) on the same or a similar site, in accordance with the requirements of any applicable municipal by-laws and without deduction for depreciation;

“Reportable Event” means any of the events described in Section 4043 of ERISA;

“Request for Tranche 4 Advance” means a request for Tranche 4 Advance to be submitted by the Borrower in a form acceptable to the Lender;

“Safety Consent” shall mean any consent, approval, permit, licence, order, filing, authorization, exemption, registration, ratification, permission, waived reporting requirement or waived notice requirement and any related agreement or communication whatsoever issued, granted, given or otherwise made available by or under the authority of any Governmental Body regarding health or safety matters or under any Safety Law;

“Safety Law” shall mean any Applicable Law designed to provide safe or healthy conditions for the public or workers and to reduce safety or health hazards for the public or workers and includes all Safety Consents;

“Santa Anita Fourth General Security Agreement” has the meaning ascribed thereto in Section 8.2(j)(xi);

“Santa Anita Guarantee and Indemnity” has the meaning ascribed thereto in Section 8.2(j)(li);

“Santa Anita Guarantee Fee” has the meaning ascribed thereto in Section 8.2(j)(li);

“Santa Anita Property” means the lands and premises designated as the Santa Anita Property in Schedule B hereto;

“Santa Anita Property Environmental Indemnity” has the meaning ascribed thereto in Section 8.2(j)(xii);

“Santa Anita Security” has the meaning ascribed thereto in Section 8.2(j)(xi);

“Santa Anita Senior Facility” means the term loan credit agreement dated as of October 8, 2004 between The Santa Anita Companies, Inc. and Wells Fargo Bank, National Association, together with all guaranties and collateral security therefor, as amended as of the Closing Date, having a principal amount outstanding at any time of not greater than $75,000,000, and includes any renewal or refinancing of any such facility provided the indebtedness thereof or security therefor is not increased thereby;

“Santa Anita Fourth Assignment of Material Agreements” has the meaning ascribed thereto in Section 8.2(j)(x);

“Santa Anita Fourth Assignment of Rents and Leases” has the meaning ascribed thereto in Section 8.2(j)(ix);

“Santa Anita Fourth Mortgage” has the meaning ascribed thereto in Section 8.2(j)(viii);

“Securities Acts” means both the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, and the respective rules and regulations promulgated thereunder;

“Securities Commission” means the Securities and Exchange Commission of the United States of America, or other Governmental Body in replacement thereof;

“Security” has the meaning ascribed thereto in Section 8.2(j);

“Subordinated Debt” means, collectively, up to $75,000,000 principal amount of 7.25% convertible subordinated notes due December 15, 2009 issued by the Borrower pursuant to an indenture dated December 2, 2002, and up to $150,000,000 principal amount of 8.55% convertible subordinated notes due June 15, 2010 issued by the Borrower pursuant to an indenture dated June 2, 2003, each with the Bank of New York, and each as the same may be amended or modified from time to time on the terms approved by the Lender;

“Subsequent Tranche 4 Advance Date” has the meaning ascribed thereto in Section 4.5;

“Subsequent Tranche 4 Advances” has the meaning ascribed thereto in Section 4.5;

“Subsidiary” means, with respect to any Person at any time, any Person of which at least a majority of the votes attaching to Voting Interests are at the time, directly or indirectly, owned by such Person;

“SunTrust Credit Agreement” means the loan and security agreement made as of May 11, 2007 among AmTote International, Inc., as borrower, and SunTrust, as lender, as has been and may be further amended and restated from time to time, provided that the principal amount outstanding at any time under the SunTrust Credit Agreement as so amended or restated shall not exceed  $4.5 million, and includes any renewal or refinancing of any such agreement or the indebtedness owing thereunder provided that the principal amount of such renewed or refinanced indebtedness does not exceed $4.5 million and security therefor is not increased thereby;

“Taxes” means all taxes of any kind or nature whatsoever including, without limitation, income taxes, sales or value-added taxes, goods and services or use taxes, levies, imposts, stamp taxes, royalties, duties, and all fees, deductions, charges and withholdings imposed, levied, collected, withheld or assessed as of May 1, 2002 or at any time thereafter, by any Governmental Body of or within the United States of America or any other jurisdiction whatsoever having power to tax, together with penalties, fines, additions to tax and interest thereon;

“Termination Date” means: (i) in respect of Tranche 1: (x) the earlier of the Tranche 1 Maturity Date; and (y) such earlier date as the entire balance of the 2008 Loan may become due hereunder, whether by acceleration or otherwise; (ii) in respect of Tranche 2:

(x) the earlier of the Tranche 2 Maturity Date; and (y) such earlier date as the entire balance of 2008 Loan may become due hereunder, whether by acceleration or otherwise; (iii) in respect of Tranche 3: (x) the earlier of the Tranche 3 Maturity Date; and (y) such earlier date as the entire balance of the 2008 Loan may become due hereunder, whether by acceleration or otherwise; and (iv) in respect of Tranche 4: (x) the earlier of the Tranche 4 Maturity Date; and (y) such earlier date as the entire balance of the 2008 Loan may become due hereunder, whether by acceleration or otherwise;

“Thistledown Guarantee and Indemnity” has the meaning ascribed thereto in Section 8.2(j)(lix);

“Thistledown Guarantee Fee” has the meaning ascribed thereto in Section 8.2(j)(lix);

“Threat of Release” shall mean a reasonable likelihood of a Release that may require action in order to prevent or mitigate damage to the Environment that may result from such Release;

“Title Company” means Fidelity National Title Insurance Company of New York (or any other title company acceptable to the Lender);

“Title Policies” means each title policy required to be delivered hereunder by the Borrower or any of the Guarantors to the Lender in connection with the Mortgaged Properties;

“Tranche 1” has the meaning ascribed thereto in Section 2.1(d);

“Tranche 1 Commitment Fee”  has the meaning ascribed thereto in Section 5.3(a);

“Tranche 1 Maturity Date” means March 31, 2009, subject to accelerated maturity in the event that the Lender delivers a Transaction Termination Event Notice, in which event the Tranche 1 Maturity Date shall be the date which is thirty (30) days following the delivery of the Transaction Termination Event Notice;

“Tranche 2” has the meaning ascribed thereto in Section 2.1(e);

“Tranche 2 Arrangement Fee” has the meaning ascribed thereto in Section 5.3(b);

“Tranche 2 Commitment Fee”  has the meaning ascribed thereto in Section 5.3(a);

“Tranche 2 Conditions” has the meaning ascribed thereto in Section 4.1;

“Tranche 2 Conditions Date” has the meaning ascribed thereto in Section 2.1(d);

“Tranche 2 Maturity Date” means December 31, 2011, provided that the Tranche 2 Maturity Date shall be accelerated to the earlier of: (i) the date which is ninety (90) days following the date on which: (A) the Borrower and/or the Laurel Guarantor, as the case may be, has been advised by the relevant Governmental Body that the slots application in respect of the Laurel Property submitted by the Borrower and/or the Laurel Guarantor, as the case may be, has been denied; or (B) the slots application in respect of the Laurel Property submitted by the Borrower and/or the Laurel Guarantor has been withdrawn, (ii) the date of the closing of any sale of all or any part of the Laurel Property, or (iii) the date of the closing of any financing not provided by the Lender or the Borrower in connection with the Laurel Slots Facilities;

“Tranche 3” has the meaning ascribed thereto in Section 2.1(e);

“Tranche 3 Arrangement Fee” has the meaning ascribed thereto in Section 5.3(b);

“Tranche 3 Conditions” has the meaning ascribed thereto in Section 4.2;

“Tranche 3 Conditions Date” has the meaning ascribed thereto in Section 2.1(e);

“Tranche 3 Maturity Date” means December 31, 2011, provided that the Tranche 3 Maturity Date shall be accelerated to the earlier of: (i) the date which is ninety (90) days following the date on which: (A) the Borrower and/or the Laurel Guarantor, as the case may be, has been advised by the relevant Governmental Body that the slots application in respect of the Laurel Property submitted by the Borrower and/or the Laurel Guarantor, as the case may be, has been denied; or (B) the slots application in respect of the Laurel Property submitted by the Borrower and/or the Laurel Guarantor has been withdrawn, (ii) the date of the closing of any sale of all or any part of the Laurel Property, or (iii) the date of the closing of any financing not provided by the Lender or the Borrower in connection with the Laurel Slots Facilities;

“Tranche 4” has the meaning ascribed thereto in Section 2.1(g);

“Tranche 4 Advances” means Advances in respect of Tranche 4 and “Tranche 4 Advance” means any advance in respect of Tranche 4;

“Tranche 4 First Advance” has the meaning ascribed thereto in Section 4.4;

“Tranche 4 First Advance Date” has the meaning ascribed thereto in Section 4.4;

“Tranche 4 Arrangement Fee” has the meaning ascribed thereto in Section 5.3(b);

“Tranche 4 Commitment Fee” has the meaning ascribed thereto in Section 5.3(a);

“Tranche 4 Conditions” has the meaning ascribed thereto in Section 4.3;

“Tranche 4 Conditions Date” has the meaning ascribed thereto in Section 2.1(f);

“Tranche 4 Maturity Date” means December 31, 2011, provided that the Tranche 4 Maturity Date shall be accelerated to the earlier of: (i) the date which is ninety (90) days following the date on which: (A) the Borrower and/or the Laurel Guarantor, as the case may be, has been advised by the relevant Governmental Body that the slots application in respect of the Laurel Property submitted by the Borrower and/or the Laurel Guarantor, as the case may be, has been denied; or (B) the slots application in respect of the Laurel

Property submitted by the Borrower and/or the Laurel Guarantor has been withdrawn, (ii) the date of the closing of any sale of all or any part of the Laurel Property, or (iii) the date of the closing of any financing not provided by the Lender or the Borrower in connection with the Laurel Slots Facilities;

“Transaction Agreement” means transaction agreement dated November 26, 2008 between MID, Magna Entertainment Corp., Stronach Trust, 445327 Ontario Limited, and Fair Enterprise Limited;

“Transaction Termination Event Notice” means a written notice from the Lender to the Borrower advising that MID has advised it that: (i) the Proposed Transactions will not proceed to a vote of MID shareholders at a special meeting (as a result of the MID Board of Directors failing to call such a meeting, or for any other reason); (ii) the Proposed Transactions have not received the requisite approvals at a special meeting called to consider the Proposed Transactions; or (iii) that a court of competent jurisdiction has not approved a plan of arrangement implementing the Proposed Transactions;

“Unmatured Event of Default” means any event or circumstance which, with the giving of notice, the lapse of time, or both, would (if not cured or otherwise remedied during such time) constitute an Event of Default;

“Unaudited Financial Statements” means the unaudited consolidated financial statements of the Borrower for the Fiscal Quarter ended September 30, 2008;

“Unutilized Tranche 1 Amount” has the meaning ascribed thereto in Section 5.3(a);

“Unutilized Tranche 2 Amount” has the meaning ascribed thereto in Section 5.3(a);

“Unutilized Tranche 4 Amount” has the meaning ascribed thereto in Section 5.3(a);

“US Dollars” means lawful money of the United States of America;

“Voting Interests” means shares of capital stock issued by a corporation (or other equivalent ownership interests in any other Person), the holders of which are ordinarily, in the absence of contingencies, entitled to vote for the election of directors (or Persons performing similar functions) of such Person, even if the right so to vote has been suspended by the happening of such a contingency; and

“Wells Fargo Subordination Agreement” means the subordination agreement made as of even date herewith between the Lender and Wells Fargo Bank, National Association, as the same may be amended or restated from time to time.

1.2                                                                               Gender and Number

Words importing the singular include the plural and vice versa and words importing gender include all genders.

1.3                                                                               Invalidity, etc.

Each of the provisions contained in any 2008 Loan Document is distinct and severable and a declaration of invalidity, illegality or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity or enforceability of any other provision of such 2008 Loan Document or of any other 2008 Loan Document. Without limiting the generality of the foregoing, if any amounts on account of interest or fees or otherwise payable by the Borrower or the Guarantors to the Lender hereunder exceed the maximum amount recoverable under Applicable Law, the amounts so payable hereunder shall be reduced to the maximum amount recoverable under Applicable Law.

1.4                                                                               Headings, etc.

The division of a 2008 Loan Document into articles, Sections and clauses, the inclusion of a table of contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of such 2008 Loan Document.

1.5                                                                               Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts wholly to be performed within such State.

1.6                                                                               Attornment

Each of the parties hereto irrevocably and unconditionally submits and attorns, for itself and its property, to the non-exclusive jurisdiction of any court of the State of New York or federal court of the United States of America sitting in the County and State of New York, and any appellate court therefrom for all matters arising out of or in connection with this Agreement or any of the other 2008 Loan Documents to which it is a party, or for recognition or enforcement of any judgment, and each of the parties hereto hereby irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard in any such State of New York court or, to the extent permitted by law, in such federal court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Nothing in this Agreement shall affect any right that any party may otherwise have to bring any action or proceeding relating to this Agreement or any of the other 2008 Loan Documents in the courts of any jurisdiction.

1.7                                                                               Judgment Currency

All amounts to be paid pursuant to this Agreement shall be payable when due in U.S. dollars, in the full amount due, without deduction for any variation in any rate of exchange (as defined below).  Each party hereto hereby agrees to indemnify the other parties hereto against any loss incurred by any of them as a result of any judgment or order being given or made for the amount due hereunder and such judgment or order being expressed and paid in a currency (the “Judgment Currency”) other than U.S. dollars and as a result of any variation as between (a) the rate of exchange at which the amount in U.S. dollars is converted into the Judgment Currency for the purpose of such judgment or order and (b) the rate of exchange at which such party is then able to purchase U.S. dollars with the amount of the Judgment Currency actually received by it. The term “rate of exchange” shall include any premiums and costs of exchange payable in connection with the purchase of, or conversion into, the relevant currency with or from U.S. dollars.

1.8                                                                               References

Except as otherwise specifically provided, reference in any 2008 Loan Document to any contract, agreement or any other instrument (including, without limitation, any other 2008 Loan Document) shall be deemed to include references to the same as varied, amended, restated, supplemented or replaced from time to time and reference in any 2008 Loan Document to any enactment, including without limitation, any statute, law, by-law, regulation, ordinance or order, shall be deemed to include references to such enactment as re-enacted, amended or extended from time to time.

1.9                                                                               Currency

Except as otherwise specifically provided herein, all monetary amounts in this Agreement are stated in U.S. dollars.

1.10                                                                        This Agreement to Govern

If there is any inconsistency between the terms of this Agreement and the terms of any other 2008 Loan Document, the provisions hereof shall prevail.

1.11                                                                        Generally Accepted Accounting Principles

Except as otherwise specifically provided herein, all accounting terms shall be applied and construed in accordance with GAAP (including, without limitation, determining the amount of any Contingent Liability).

1.12                                                                        Computation of Time Periods

Except as otherwise specifically provided herein, in the computation of a period of time from a specified date to a later specified date, the word “from” means “from and including” and the words “to” and “until” each mean “to but excluding”.

1.13                                                                        Actions on Days Other Than Banking Days

Except as otherwise specifically provided herein, where any payment is required to be made or any other action is required to be taken on a particular day and such day is not a Banking Day and, as a result, such payment cannot be made or action cannot be taken on such day, then this Agreement shall be deemed to provide that such payment shall be made or such action shall be taken on the first Banking Day after such day and interest and fees shall be calculated accordingly. If the payment of any amount is deferred for any period under this Section, then such period shall, unless otherwise provided herein, be included for purposes of the computation of any interest or fees payable hereunder.

1.14	Oral Instructions

Notwithstanding any other provision herein regarding the delivery of notices, including Borrowing Notices, by the

Borrower, the Lender shall in its sole discretion be entitled to act upon the oral instructions of the Borrower, or any Person reasonably believed by the Lender to be a Person authorized by the Borrower to give instructions, regarding any request for an Advance. All such oral instructions shall be at the risk of the Borrower and must be confirmed in writing by the Borrower on the same Banking Day as the verbal instruction is given. The Lender shall not be responsible for any error or omission in such instructions or in the performance thereof except in the case of gross negligence, wilful misconduct, fraud or illegal acts by the Lender or any of its officers, directors, employees, agents or representatives.

1.15	Incorporation of Schedules

The following schedules annexed hereto shall, for all purposes hereof, form part of this Agreement:

Schedule A	Borrowing Notice
Schedule B	Mortgaged Properties
Schedule C	Environmental Reports

ARTICLE 2

2008 LOAN

2.1	Establishment of 2008 Loan

(a)  Subject to the terms and conditions of this Agreement, the Lender hereby establishes in favour of the Borrower a secured non-revolving loan of up to the principal amount of $125,000,000, available in up to four tranches on the terms and conditions set out herein.

(b) All Advances shall be made in US Dollars.

(c) At no time shall the amount of the 2008 Loan exceed the 2008 Loan Amount available to the Borrower at such time.

(d)	During the period from the Closing Date to the first Banking Day on or after the satisfaction of the Tranche 2

Conditions (the “Tranche 2 Conditions Date”), the maximum principal amount of the first tranche (“Tranche 1”) of the 2008 Loan that shall be available to the Borrower shall be the Tranche 1 Loan Amount.

(e)	On the first Banking Day on or after the Tranche 2 Condition Date, the maximum principal amount of the 2008

Loan that shall be available to the Borrower shall be increased by way of a second tranche (“Tranche 2”), and the maximum principal amount of Tranche 2 that shall be available to the Borrower shall be the Tranche 2 Loan Amount, subject to the satisfaction of the Tranche 2 Conditions set out in Section 4.1, for a total maximum principal availability as of such date of the aggregate of Tranche 1 Loan Amount and the Tranche 2 Loan Amount.

In the event that the PNC Lender will not permit subsequent-ranking encumbrances to be registered against the assets securing the PNC Debt, then on or after the satisfaction of the Tranche 3 Conditions (the “Tranche 3 Conditions Date”), the maximum principal amount of the 2008 Loan that shall be available to the Borrower shall be increased  by way of a third tranche (“Tranche 3”), and the maximum principal amount of Tranche 3 that shall be available to the Borrower shall be the Tranche 3 Loan Amount, subject to the satisfaction of the Tranche 3 Conditions set out in Section 4.1 for a total maximum principal availability as of such date of the aggregate of Tranche 1 Loan Amount, the Tranche 2 Loan Amount and the Tranche 3 Loan Amount.

(f)       On the first Banking Day on or after the satisfaction of the Tranche 4 Conditions (the “Tranche 4 Conditions Date”), the maximum principal amount of the 2008 Loan that shall be available to the Borrower shall be increased by way of a fourth tranche (“Tranche 4”), and the maximum principal amount of Tranche 4 that shall be available to the Borrower shall be the Tranche 4 Loan Amount, subject, for a total maximum principal availability as of such date of the aggregate of Tranche 1 Loan Amount, the Tranche 2 Loan Amount, the Tranche 3 Loan Amount (if the Tranche 3 Conditions set out in Section 4.1 are satisfied), and the Tranche 4 Loan Amount.

(g)  For greater certainty, except as expressly set out herein, the Borrower is not required to draw down a Tranche or any portion thereof upon its first day of availability nor by the date that the next successive Tranche is available, availability of all Tranches being, without duplication, cumulative. The failure of the Borrower to draw down any particular Tranche (or any portion thereof) before the next Tranche availability (or the next following thereafter in the case of Tranche 1) shall not terminate the Borrower’s right to such undrawn Tranche or portion thereof provided all conditions precedent to such Tranche have been satisfied within the time prescribed.

2.2	Non-Revolving Nature of 2008 Loan

The 2008 Loan is a non-revolving facility and any portion of the 2008 Loan that is repaid shall reduce the 2008
Loan Amount and may not be re-borrowed.

2.3	Pre-Payment

(a)  Subject to LIBOR contract maturity dates with respect to any Advance, the Borrower may from time to time (without premium or penalty) on any Banking Day repay to the Lender any portion of the 2008 Loan, provided that any such repayment (a) shall be in an amount of at least $500,000 and any greater amount shall be an integral multiple of $50,000 and (b) shall be effected on at least ten Banking Days notice in writing to the Lender; provided that such notice, once given, shall be irrevocable and binding upon the Borrower. The 2008 Loan Amount shall be automatically and permanently reduced by the amount of any such repayment.

(b)  The Borrower shall also have the right to pre-pay the entire 2008 Loan at any time, provided that the Borrower repays to the Lender the 2008 Loan then outstanding (including, for greater certainty, all accrued and unpaid interest, fees and other amounts owing as of such date)

(the “Pre-Payment Amount”), and the Borrower cancels any undrawn portion of the 2008 Loan.  Notice of such voluntary pre-payment shall be given by the Borrower (which notice shall be irrevocable when given) to the Lender not later than 10 Banking Days prior to the date of such pre-payment, specifying the date of such pre-payment.  On receipt of full payment of the Pre-Payment Amount, the Lender shall promptly execute and deliver a full release of the Security held by it with respect to the transactions and obligations contemplated herein, but in no event shall such release operate as a release of any indemnities which are stated to survive a termination and/or release of any such security or obligation.  There shall be no make-whole payment by the Borrower to the Lender in connection with any pre-payment.

2.4	Mandatory Repayment

(a) The 2008 Loan (or, in the case of Section 2.4(a)(iii), the relevant Tranche) shall be repaid in the following amounts and circumstances:

(i)

in the event that the outstanding principal amount of the 2008 Loan at any time shall exceed the 2008 Loan Amount at such time, the Borrower shall forthwith make a repayment on account of the 2008 Loan such that, after giving effect to such repayment, the aggregate principal amount of the 2008 Loan outstanding will be not more than the 2008 Loan Amount;

	(ii)	upon the receipt by the Borrower or any of its Subsidiaries of the net proceeds of:

(A)

insurance claims in excess of $1,000,000 in the aggregate during the term of this Agreement, other than proceeds of claims under business interruption insurance, in respect of any of the assets and undertaking of the Borrower or any of its Subsidiaries, unless such proceeds are used for repairs or reconstruction of damaged properties (as approved by the Lender, acting reasonably);

(B)

asset and/or real property sales by the Borrower or any of its Subsidiaries out of the ordinary course of business consistent with past practice (which ordinary course of business includes the sale of individual residential lots at market prices), provided that the proceeds of such asset and/or real property sales that are made to MID as part of the Proposed Transaction may be retained by the Borrower and used by the Borrower or any of its Subsidiaries to repay the amounts owing: (x) under the BMO Credit Agreement up to $40 million (which the Borrower hereby covenants to do or cause its do Subsidiaries to); and/or (y) amounts owing under the SunTrust Credit Agreement up to $4.5 million (which the Borrower hereby covenants to do or cause its do Subsidiaries to) and/or (z) for operational and working capital purposes in accordance with the restrictions on use of proceeds set forth for Tranche 1 as described in this Agreement;

(C)

any issue of securities (including by way of incremental debt or equity) by the Borrower (except those in respect of the Borrower’s long term incentive plan) or any of its Subsidiaries (other than in connection with the Fair Enterprise Investment), or borrowing of monies, other than Permitted Debt, by the Borrower of any of its Subsidiaries;

	(D)	any expropriation or condemnation of the whole or any part of its real property or other assets,

an amount equal to 100% of such net proceeds shall be applied to repay the 2008 Loan, subject, to the extent applicable, to the terms of the Bridge Loan Agreement and/or the BMO Intercreditor Agreement; and

(iii)	Tranche 1 shall be paid in full on the Termination Date applicable to Tranche 1.

(b)  Without limiting the provisions of Section 2.4(a), in the event that the slots application in respect of the Laurel Property is denied or withdrawn, any refunds, to the Borrower or any of its Subsidiaries, of any license fees and license application fees paid in respect of the Laurel Slots Facilities application shall be applied to repay any amounts owing in respect of Tranche 2 and/or Tranche 3.

(c)  The repayments referred to in items (A) to (D) inclusive of Section 2.4(a)(ii) shall be made as promptly as practicable (and in any event within three Banking Days) following the receipt by any of the Borrower and/or its Subsidiaries of the net proceeds referred to therein. Notwithstanding the foregoing, the Borrower and/or its Subsidiaries shall direct all purchasers of the assets and/or real property specified in Section 2.4(a)(ii)(B) to pay the applicable amount of net proceeds arising therefrom and due to the Lender pursuant to this Agreement directly to the Lender. Upon the repayment of the principal amount of the 2008 Loan or interest pursuant to Section 2.4(a), the 2008 Loan Amount shall be permanently reduced by an amount equal to the principal paid.

(d)   For the purposes of this Section 2.4, net proceeds from any sale or other transaction referred to herein means the proceeds (including any cash received in respect of non-cash proceeds (including any cash payments received by way of deferred payment of principal pursuant to a note or instalment receivable or purchase price adjustment receivable or otherwise, but excluding any interest payments) but only as and when received) received by the Borrower and/or any of its Subsidiaries therefrom net of all reasonable professional fees, brokers fees paid on an arm’s-length market basis, filing fees, commissions, sales tax and other direct costs and expenses of such transaction, together with, where applicable, in respect of any sale or other disposition of assets, the amounts necessary to repay or otherwise satisfy all Permitted Liens attaching to such assets ranking in priority to the Security or arising by virtue of this Agreement.

2.5	Voluntary Reduction in Aggregate Commitment

The Borrower shall have the right at any time and from time to time, by giving at least ten Banking Days’ notice to the Lender, which notice, once given, shall be irrevocable and binding upon the Borrower, to reduce the 2008 Loan Amount to a lower amount that is not less than the principal amount of the 2008 Loan then outstanding.  Such notice shall specify the amount of the reduction, which shall be in an integral multiple of $250,000.  The amount of any such reduction so made by the Borrower shall be permanent and irrevocable and the 2008 Loan Amount shall be reduced accordingly.

2.6	Payments Generally

All payments in respect of the 2008 Loan (in respect of principal, interest, fees or otherwise) shall be made by the

Borrower to the Lender no later than 2:00 p.m. (Toronto time) on the due date thereof to the account specified therefor by the Lender from time to time.  Any payments received after such time shall be considered for all purposes as having been made on the next following Banking Day unless the Lender otherwise agrees in writing.  All payments shall be made by way of immediately available funds.

2.7                                                                               Tax Matters

Each  party to this Agreement agrees to treat the 2008 Loan as debt for all tax purposes.  All payments made by the Borrower pursuant to the 2008 Loan shall be made free and clear  of, and without deduction or withholding for or on account of, any present or future  income, stamp or other taxes, levies, imposts, duties, charges, fees, deductions or withholdings, now or hereafter imposed, levied, collected, withheld or assessed by the United States or any political subdivision or taxing authority thereof or therein, excluding net income  taxes and franchise taxes (imposed in lieu of net income taxes) imposed on the Lender as a result of a present or former connection between the Lender and the United States or any political subdivision or taxing authority thereof or therein (other than any such connection arising solely from  the Lender having executed, delivered or performed its obligations or receive a payment under, or enforced, this Agreement).  If any such non-excluded taxes, levies, imposts, duties, charges, fees deductions or withholdings (“Non-Excluded Taxes”) are required to be withheld from any amounts payable to the Lender hereunder, the amounts so payable to the Lender shall be increased to the extent necessary to yield to the Lender (after payment of all Non-Excluded Taxes) interest or any such other amounts payable pursuant to the 2008 Loan at the rates or in the amounts specified in the 2008 Loan.  Whenever any Non-Excluded Taxes are payable by the Borrower, as promptly  as  possible thereafter the Borrower shall send to the Lender a certified copy of an original official receipt received by the Borrower showing payment thereof. If the Borrower fails to pay any Non-Excluded  Taxes when due to the appropriate taxing authority or fails to remit to the Lender the required receipts or other required documentary evidence, the Borrower shall indemnify the Lender for any incremental taxes, interest or penalties that may become payable by the Lender as a result of any such failure.  The agreements in this section shall survive the termination of this Agreement and the payment of the 2008 Loan.

2.8                                                                               Cost Consultant

In connection with the transactions contemplated hereunder and under the other 2008 Loan Documents, the Lender shall have the right (but not the duty) to employ such internal and/or external consultants (hereinafter a “Cost Consultant”), as it may deem appropriate from time to time, to (a) review and make recommendations regarding the work to be performed pursuant to the Laurel Slots Facilities Contracts, (b) inspect the Laurel Property from time to time to ensure that the Laurel Slots Facilities are being duly constructed in accordance with the Laurel Slots Facilities Contracts and the 2008 Loan Documents, (c) review and make recommendations regarding any elements of a request for disbursement, (d) obtain information and documentation respecting the acquisition of the Laurel Slots Facilities FF&E, and the construction of the Laurel Slots Facilities, and attend meetings respecting the acquisition of the Laurel Slots Facilities FF&E, and the construction of the Laurel Slots Facilities and formulate reports for the Lender pertaining to the acquisition of the Laurel Slots Facilities FF&E, and the construction of the Laurel Slots Facilities and (e) perform such other construction-related services with respect to the Laurel Property as the Lender from time to time may require, all solely on behalf of the Lender. The reasonable costs and disbursements of such consultants shall be paid by the Borrower upon demand from the Lender, which demand shall be accompanied by an invoice from the Cost Consultant or the Lender. Neither the Lender nor any Cost Consultant shall be deemed to have assumed any responsibility to, or be liable to, the Borrower or any Guarantor with respect to any actions taken or omitted by the Lender or such consultants pursuant to this Section. The Borrower shall be entitled to receive, at its expense, copies of all reports of the Cost Consultant, but shall not be entitled to rely on any statements or actions of the Cost Consultant or any of the Lender’s other consultants. Neither the Cost Consultant nor any other consultant retained by the Lender shall have the power or authority to grant any consents or approvals or bind the Lender in any manner, absent written confirmation from the Lender of the accuracy of the information conveyed by such consultant to the Borrower.  Any action or determination referred to hereunder as being taken by the Cost Consultant may, at the Lender’s election in its sole and absolute discretion, instead be taken by the Lender.  In the event that at any time there shall be no Cost Consultant in place, then all actions or determinations herein specified to be taken or made by the Cost Consultant shall be taken or made by the Lender.

ARTICLE 3

GENERAL PROVISIONS RELATING TO THE 2008 LOAN

3.1                                                                               Advances

(a)          General.                         Each request by the Borrower for an Advance under the 2008 Loan shall be made by the delivery of a duly completed and executed Borrowing Notice to the Lender on the third Banking Day prior to the proposed Borrowing Date or such shorter time as the Lender may accept.  Any notice in respect of a proposed Advance shall be irrevocable and binding on the Borrower.  All Advances shall be in an amount of at least $250,000 each, other than the last Tranche 4 Advance, which may be for a lesser amount and other than Laurel Slots Holdback Advances, each of which shall be in an amount of not less than One Hundred Thousand Dollars ($100,000);

(b)         Advances – Tranche 1.  All requests for Advances in respect of Tranche 1 shall be consistent (to be determined by the Lender in its sole and absolute discretion) with the weekly cash flow forecast reports that the Borrower is required to deliver to the Lender and MID and used solely to fund: (i) operations; (ii) mandatory payments of principal or interest and costs, fees and expenses due and owing to the Lender under this Agreement and/or any other loans or credit facilities provided by the Lender to the Borrower and/or its Subsidiaries, including, without limitation, the Bridge Loan Agreement, the Gulfstream Construction Loan Agreement and the Remington Construction Loan Agreement; (iii) mandatory payments of interest in connection with Permitted Debt, provided that the making of any such payment is not prohibited by this Agreement and shall not result in an Unmatured Event or Default or an Event of Default under this Agreement; (iv) Maintenance Capital Expenditures; and (v) Capital Expenditures required pursuant to the terms of the joint venture arrangements with Forest City Enterprises, Inc. and Caruso Affiliated;

(c)          Availability – Tranche 2.  All Advances in respect of Tranche 2 shall be used solely to fund: (i) the initial license fee and (ii) any additional slots license application costs and fees in respect of the Laurel Property; and

(d)         Availability – Tranche 3.  All Advances in respect of Tranche 3 shall be used solely for the purposes of paying out the PNC Debt.

(e)          Availability – Tranche 4.  All Advances in respect of Tranche 4 shall be used solely for the purposes of funding the construction of the Laurel Slots Facilities.

3.2                                                                               Advance Payments

The proceeds of all Advances shall be paid to the Borrower by way of deposit into the Borrower’s current account as specified to the Lender in writing from time to time, provided that the Lender may, upon the direction of the Borrower, pay all or part of proceeds in respect of any Advance directly to a third party to the extent of any amounts owed to such party which are the subject of such Advance.  At its discretion, the Lender may make payment of all or part of proceeds in respect of any Advance directly to a third party where necessary in order to preserve the priority of the Security.  The Borrower acknowledges that all proceeds advanced hereunder are subject to the terms hereof, including the restrictions set out in Section 7.2(g).

3.3                                                                               Holdbacks

Each Tranche 4 Advance (other than a Laurel Slots Facilities Holdback Advance) shall be subject to a holdback by the Lender in an amount determined by the Lender, acting reasonably, and taking into account Applicable Legal Requirements and the Laurel Slots Facilities Contracts (each such holdback in respect of Tranche 4 being referred to herein as a “Laurel Slots Facilities Holdback”), all of which holdbacks shall be advanced to the Borrower in accordance with the provisions of Sections 3.2 and 3.4.

3.4                                                                               Holdback Advances

Upon notification to the Lender by the Cost Consultant of the expiry of all applicable lien periods that relate to the Laurel Slots Facilities or any discrete portion of the Laurel Slots Facilities or any contract or subcontract relating to the Laurel Slots Facilities, the Borrower shall be entitled to obtain, as an Advance (herein called a “Laurel Slots Facilities Holdback Advance”), the amounts held back pursuant to Section 3.3 in respect of such Laurel Slots Facilities (or any discrete portion thereof or any contract or subcontract relating thereto, as applicable) but only upon and in compliance with the following terms and conditions:

(a)                                  the Borrower shall have delivered a Request for Advance which shall reflect compliance with this Section 3.4 and shall otherwise be complete and acceptable to the Lender;

(b)                                 the Borrower shall, on or before the date of the Advance in question, have satisfied the conditions set out in Section 4.3 and no Unmatured Event of Default or Event of Default shall have occurred and be continuing;

(c)                                  there shall not be any claims for Liens (other than Permitted Liens) registered against title to the applicable Property nor shall the Lender have received notice of any such claim and the Borrower shall have delivered to the Lender statutory declarations or lien waivers, in form and terms acceptable to the Lender, from all Persons entitled to payment pursuant to the Laurel Slots Facilities Contract in question to the effect that, subject to receipt of the holdback amounts in question, they have been fully paid for the work completed to the date thereof and waiving any rights they may have against the Lender in respect of non-payment for such work to date; and

(d)                                 payment of a Laurel Slots Facilities Holdback Advance shall only be made contemporaneously with the payment of another Advance other than another Laurel Slots Facilities Holdback Advance or a deemed Advance referred to in Section 5.4; provided that this Section 3.4(d) shall not apply to any Laurel Slots Facilities Holdback Advance to be made after the completion of the Laurel Slots Facilities.

3.5                                                                               Illegality

If the introduction of or change to any present or future Applicable Law, or any change in the interpretation or application thereof by any Governmental Body, shall make it unlawful for the Lender to make or maintain the 2008 Loan or any relevant portion thereof or to give effect to its obligations in respect of the 2008 Loan as contemplated hereby, the Lender may, by notice to the Borrower, declare that its obligations hereunder in respect of the 2008 Loan shall be terminated, and thereupon, subject as hereinafter provided in this Section 3.5, the Borrower shall prepay to the Lender forthwith (or at the end of such period to which the Lender shall in its discretion have agreed) all of the Obligations to the Lender in respect of the 2008 Loan, including all amounts payable in connection with such prepayment pursuant to Section 3.6.  Any repayments made under this Section 3.5 shall permanently reduce the 2008 Loan Amount.

3.6                                                                               Indemnity

(a)          The Borrower and each of the Guarantors (each, an “Indemnifying Party”) shall indemnify the Lender and its officers, directors and employees (each, an “Indemnified Person”) and shall hold each of them harmless from and against any and all losses, liabilities, damages, claims and reasonable costs and out-of-pocket expenses (including reasonable legal fees on a solicitor and his own client basis) (in each case, a “Claim”) that may be incurred by or asserted as a result of a claim by any third party or awarded in favour of a third party against any of them, in each case, arising out of, related to, or in connection with, or by reason of (i) the transactions contemplated hereby, (ii) any Acquisition undertaken by the Borrower or any of its Subsidiaries, or (iii) any Environmental Law, including (A) the claim of any Lien thereunder, (B) the presence of any Hazardous Substance affecting any Mortgaged Properties or any adjacent real estate to the Mortgaged Properties, or (C) the Release by the Borrower or a Subsidiary of any Hazardous Substance into the environment.  Notwithstanding the foregoing provisions of this Section 3.6(a), an Indemnifying Party shall not be obligated to indemnify an Indemnified Person under this Section 3.6(a) for any Claim to the extent that such Claim is solely attributable to:

(i)	the gross negligence, fraud, wilful misconduct or wilful illegal acts of any Indemnified Person;

(ii)

the failure on the part of any Indemnified Person to perform any of its material covenants or obligations contained in any 2008 Loan Document to which it is a party, or a representation or warranty made by any Indemnified Person under the 2008 Loan Documents to which it is a party or in any certificate or other document delivered by any Indemnified Person pursuant hereto or in connection with any 2008 Loan Document being found to be false or incorrect in any material respect so as to make it materially misleading when made;

(iii)	the Claim of any Indemnified Person for expenses which such Indemnified Person is obligated to bear hereunder; or

(iv)	a Claim to the extent arising from the act of offering, selling, disposing or transferring by any Indemnified Person of all or part of its interest in the 2008 Loan Documents.

(b)         The obligations and indemnification of the Borrower and each of the Guarantors under this Section 3.6 shall survive the payment and satisfaction of all Obligations and the termination of this Agreement.  The Lender shall hold the benefit of this indemnity in trust for those Indemnified Persons who are not parties to this Agreement.

3.7                                                                               Proceedings in Respect of Claims

(a)                                  If a Claim is made against an Indemnified Person as to which an Indemnifying Party may have an indemnification obligation under Section 3.6(a), such Indemnified Person shall notify the Indemnifying Party of the Claim; provided that the failure to provide such notice promptly shall not release the Indemnifying Party from any of its obligations to indemnify unless (and only to the extent) such failure shall prevent the Indemnifying Party from contesting, or materially and adversely affects the ability of the Borrower to conduct a contest of, such Claim.

(b)                                 The Indemnified Person shall be entitled, in its discretion, to require the Indemnifying Party to prosecute, at the Indemnifying Party’s own cost and expense, the entire defence of such Indemnified Person against any Claim by a third party for which such Indemnified Person is indemnified under Section 3.6(a).  In addition, upon delivery by the Indemnifying Party to such Indemnified Person of a written acknowledgement of the Indemnifying Party’s obligations to indemnify such Indemnified Person in accordance with the terms of this Agreement in respect of such Claim, the Indemnifying Party shall be entitled, at its own expense, to participate in, and, to the extent that the Indemnifying Party desires, to assume and control the defence thereof through its own counsel (who shall be subject to the reasonable approval of the Indemnified Person); provided, however, that if the Indemnifying Party is controlling any proceedings, the Indemnifying Party shall keep such Indemnified Person fully apprised of the status of such proceedings and shall provide such Indemnified Person with all information with respect to such proceedings as such Indemnified Person shall reasonably request.  The Indemnifying Party must indicate its election to assume such defence by written notice to the Indemnified Person within 30 days following receipt of the Indemnified Person’s notice of the Claim, or in the case of a third party Claim which requires a shorter time for response then within such shorter period as specified in the Indemnified Person’s notice of Claim, provided that such Indemnified Person has given the Indemnifying Party notice thereof. The Indemnified Person may participate at its own expense and with its own counsel (provided that all Indemnified Persons shall use the same counsel) in any proceeding conducted by the Indemnifying Party in accordance with the foregoing; provided the Indemnifying Party shall in any event remain liable hereunder in respect of the Claim.  The Indemnifying Party shall not be entitled to assume and control (but may, at its own expense, participate in) the defence of any such Claim if and to the extent that:

(i)             in the reasonable opinion of such Indemnified Person acting in good faith,

(A)                            such proceeding involves any risk of imposition of criminal liability on such Indemnified Person; or

(B)                              such proceeding involves any risk of impairment to the reputation of the Indemnified Person in any material respect; or

(C)                              the control of such action, suit or proceeding would involve an actual or potential conflict of interest, such that it is advisable for such Indemnified Person to be represented by separate counsel; or

(ii)          such proceeding involves Claims not fully indemnified by the Indemnifying Party which the Indemnifying Party and the Indemnified Person have been unable to sever from the indemnified Claim(s).

Notwithstanding the first paragraph of this Section 3.7(b), in any of the circumstances set out in Section 3.7(b)(i) or (ii), the Indemnified Person shall be entitled to assume the defence of such Claim with counsel selected by it (provided that all Indemnified Parties shall use the same counsel) and the reasonable fees and out-of-pocket expenses of such counsel shall be borne by the Indemnifying Party; provided, that the Indemnifying Party shall in any event remain liable hereunder in respect of the indemnified Claim.

(c)                                  Except in the circumstances described in Section 3.7(b)(i)(C), the Indemnifying Party may enter into any settlement or other compromise with respect to any Claim in respect of which it has an indemnity payment obligation under Section 3.7(a) without the prior written consent of the Indemnified Person, except in the case of a settlement involving an admission of liability of such Indemnified Person, in which case the prior written consent of the Indemnified

Person shall be obtained, provided that if such Indemnified Person withholds its consent to such settlement and the required admission of liability of such Indemnified Person is not in favour of a Governmental Body other than a court, would not give rise to the imposition of any penalty or sanction against the Indemnified Person by any Governmental Body, is not in respect of any criminal liability and would not otherwise impair the reputation of the Indemnified Person in any material respect, the maximum amount of liability of the Indemnifying Party to the Indemnified Person with respect to such Claim shall not exceed the amount of the proposed settlement rejected by such Indemnified Person.  Unless an Event of Default shall have occurred and be continuing, no Indemnified Person shall enter into any settlement or other compromise with respect to any Claim for which the Indemnifying Party has in writing agreed to fully indemnify under Section 3.7(a) without the prior written consent of the Indemnifying Party, which consent may be withheld in the Borrower’s sole discretion, unless such Indemnified Person waives its right to be indemnified under Section 3.7(a), with respect to such Claim.

(d)                                 Each Indemnified Person shall supply the Indemnifying Party with such information and documents reasonably requested by the Indemnifying Party as are necessary or advisable for the Indemnifying Party to participate in any action, suit or proceeding to the extent permitted above, and the Indemnifying Party shall reimburse the Indemnified Person for the reasonable costs and out-of-pocket expenses of supplying such information and documents, all within a reasonable period of time following the Indemnifying Party’s request therefor.

(e)                                  Upon payment in full of any Claim pursuant to Section 3.7(a) to or on behalf of an Indemnified Person, the Indemnifying Party, without any further action, shall be subrogated to any and all claims that such Indemnified Person may have relating thereto (other than claims in respect of insurance policies maintained by such Indemnified Person at its own expense). Each Indemnified Person agrees, at the Indemnifying Party’s reasonable request and expense, to give such further assurances or agreements and to otherwise cooperate with the Indemnifying Party to enable the Indemnifying Party to vigorously pursue such claims.

(f)                                    Any amount payable to an Indemnified Person pursuant to Section 3.7(a) shall be paid to such Indemnified Person within 30 days of the receipt (or deemed receipt) by the Indemnifying Party of a written request therefor from such Indemnified Person, accompanied by a written statement describing in reasonable detail the basis for such indemnity and the computation of the amount so payable; provided that payment of an indemnity in respect of a third party Claim need not be made until payment is due, whether by compromise, settlement, court proceedings, arbitration or otherwise, from the Indemnified Person in respect of such third party Claim.

3.8                                                                               Evidence of Indebtedness

The Lender shall maintain and keep accounts showing the amount of all 2008 Loan Amounts advanced or deemed to be advanced by the Lender, from time to time and the dates thereof and the interest, fees and other charges accrued thereon or applicable thereto from time to time, and all payments of principal (including prepayments), interest and fees and other payments made by the Borrower to the Lender from time to time under the 2008 Loan.  Such accounts maintained by the Lender shall be prima facie evidence of the matters recorded therein.

ARTICLE 4

ADDITIONAL CONDITIONS PRECEDENT TO ADVANCES
UNDER TRANCHE 2, TRANCHE 3 AND TRANCHE 4

4.1	Tranche 2 Conditions

Without derogating from the provisions of Sections 3.1 and 8.2, the Borrower shall only be entitled to advances under Tranche 2 if the following conditions (the “Tranche 2 Conditions”) shall have been satisfied:

(a)	Laurel License Application and Slots Operations: The Lender is satisfied, in its sole and absolute discretion, with the Borrower’s plan for the slot license application at the Laurel Property;

(b)

MJC Security: subject to 4.1(c) below, (i) the delivery, by the Borrower and the MJC Guarantors to the Lender, of fully executed copies of the MJC Security; (ii) the Lender having received evidence that the registrable MJC Security has been registered against title to the relevant MJC Mortgaged Properties or a title commitment thereof has been issued by the Title Company, all at the expense of the Borrower; (iii) the Lender shall have received a title insurance commitment, in from and substance satisfactory to the Lender, committing the Title Company to issue Title Policies, in an amount to be determined by the Lender, acting reasonably, insuring the relevant MJC Guarantor’s fee ownership of the relevant MJC Mortgaged Properties, the adequacy of the legal descriptions of the MJC Mortgaged Properties, the marketability of title of the MJC Mortgaged Properties and that the mortgages forming part of the MJC Security are valid Liens on the MJC Mortgaged Properties, free and clear of Liens other than the Permitted Liens and exceptions to title approved in writing by the Lender, the validity and effectiveness of any such Liens on the exercise by the Lender of its rights and remedies upon the occurrence of an Event of Default under this Agreement, and evidencing zoning compliance of the MJC Mortgaged Properties (in the form of a zoning endorsement to the Title Policy), together with any other endorsements required by the Lender; and (iv) the Lender having received the share pledges, partnership unit pledges, or negative pledges, as the case may be, in respect of the shares and/or partnership units of the MJC Guarantors (and any entities comprising such MJC Guarantors);

(c)

Discharge of PNC Security: In the event that the lender in respect of the PNC Debt will not permit subsequent-ranking encumbrances to be registered against the assets securing the PNC Debt, the MJC Security shall be registered after the Borrower has secured and registered discharges of all security in respect of the PNC Debt, and Tranche 2 shall be available for drawdown (subject to the satisfaction of the other conditions set out in this Section 4.1) after the Tranche 3 conditions have been satisfied; and

	(d)	Tranche 2 Arrangement Fee: The Lender shall have received payment in full of the Tranche 2 Arrangement Fee.

4.2		Tranche 3 Conditions

Without derogating from the provisions of Sections 3.1 and 8.2, the Borrower shall only be entitled to advances under Tranche 3 if the following conditions (the “Tranche 3 Conditions”) shall have been satisfied:

	(a)	Laurel License Application and Slots Operations: The Lender is satisfied, in sole and absolute discretion, with the Borrower’s plan for the slot license application at the Laurel Property;

(b)

Refusal of PNC Lender to Permit Guarantees by MJC Guarantors or the MJC Security: The PNC Lender shall have advised the Borrower, the Laurel Guarantor, or the Lender, that it will not permit the granting of the guarantees by the MJC Guarantors or the MJC Security or after reasonable commercial efforts have been made by the Borrower to obtain such consent, the Borrower has not secured any positive or negative indication from the PNC Lender of its decision to provide or decline such consent;

(c)

Payment and Release of the PNC Debt: The Borrower shall have delivered to the Lender: (i) a copy of an irrevocable direction delivered by the Borrower to the MJC Guarantors to pay all amounts outstanding in respect of the PNC Debt, and a further direction from the MJC Guarantors to pay such amount to the title insurer; (ii) a mortgage discharge statement, from the PNC Lender, in respect of the PNC Debt; (iii) a commitment to  insure  title  or an endorsement to an existing Title Policy issued by the title insurer in respect of the applicable MJC Security, which commitment  or endorsement shall not contain exceptions to, and/or references to, the PNC Debt; and (iv) a release, in favour of the Laurel Guarantor and all of its Affiliates that are parties to any documentation in respect of the PNC Debt, irrevocably releasing the MJC Guarantors and such Affiliates from their obligations under the PNC Debt (which release shall be delivered in escrow and released therefrom subject only to payment of all amounts outstanding in respect of the PNC Debt); and

	(d)	Tranche 3 Arrangement Fee: The Lender shall have received payment in full of the Tranche 3 Arrangement Fee.

4.3		Tranche 4 Conditions

Without derogating from the provisions of Sections 3.1 and 8.2, the Borrower shall only be entitled to advances under Tranche 4 if the following conditions (the “Tranche 4 Conditions”) shall have been satisfied:

	(a)	Tranche 2 Conditions: The Tranche 2 Conditions shall have been satisfied;

(b)

Laurel Slots License: The Borrower or the Laurel Guarantor shall have received a slots license in respect of the Laurel Slots Facilities, and the Lender is satisfied, in its sole and absolute discretion, with the terms of such slots license;

(c)

Laurel Slots Facilities: The Lender is satisfied, in its sole and absolute discretion, with: (i) the status and terms of all approvals required from Governmental Bodies in connection with the construction and operation of the Laurel Slots Facilities; (ii) the design of the Laurel Slots Facilities; (iii) the Laurel Slots Facilities Plans and Specifications; (iv) the Laurel Slots Facilities Capital Budget; and (v) the status and terms of all Laurel Slots Facilities Contracts; and

	(d)	Tranche 4 Arrangement Fee: The Lender shall have received payment in full of the Tranche 4 Arrangement Fee.

4.4		Tranche 4 First Advance

Without derogating from any other provisions of this Agreement (including, without limiting the generality of the foregoing, the provisions of Section  4.3), the Borrower shall be entitled to obtain the first Advance under Tranche 4 (herein called the “Tranche 4 First Advance”) upon, and only in compliance with the following terms and upon satisfaction of the following conditions, all in form and substance satisfactory to the Lender in its sole discretion:

(a)

the Tranche 4 First Advance shall occur upon a date (herein called the “Tranche 4 First Advance Date”) determined by the Borrower, provided that the Borrower shall have delivered to the Lender a complete and accurate Request for Tranche 4 Advance, which Request for Tranche 4 Advance shall reflect compliance by the Borrower with the provisions of this Section 4.4 and, among other things, shall contain the certificate of a senior officer of the Borrower which shall:

(i)

certify as to the aggregate amount of Laurel Slots Facilities Costs paid or incurred and payable by the Borrower and/or the Laurel Guarantor at the date thereof which are the subject of the Request for Tranche 4 Advance in question;

(ii) show any construction lien holdback;

(iii)

certify that all such Laurel Slots Facilities Costs are in accordance with the Laurel Slots Facilities Capital Budget and the Laurel Slots Facilities Plans and Specifications and that the amount remaining to be advanced under Tranche 4 for the Laurel Slots Facilities is not less than the remaining Laurel Slots Facilities Costs that will be required to achieve completion of the Laurel Slots Facilities; and

(iv)

certify that, to the best of such Person’s knowledge, all construction to the date of the certificate is in material compliance with municipal by-laws, all other governmental requirements, the issued building permits, the Laurel Slots Facilities Capital Budget, and the Laurel Slots Facilities Plans and

Specifications, and that there are no material infractions in respect thereof whatsoever.

Such certificate, as part of the Request for Tranche 4 Advance, shall be supported by evidence satisfactory to the Lender, acting reasonably, and, if requested by the Lender, shall be accompanied by receipts, invoices, where available and where such costs have not yet been paid, or other satisfactory evidence for the payment of all Laurel Slots Facilities Costs forming part of the Tranche 4 Advance requested, which shall be verified by and acceptable to the Lender. In addition, if so requested by the Lender, the Request for Tranche 4 Advance shall be accompanied by: (a) copies of all lien waivers or releases for all lienable work performed on the Laurel Property and paid for with the proceeds of the prior disbursement or otherwise (all such waivers or releases to be in such form as is reasonably required by Lender), (b) copies of all contractor’s affidavits as to payment of work to the date and the Borrower’s affidavit as to such work as is not covered by the Laurel Slots Facilities Contracts, each together with supporting documentation evidencing to the Lender’s satisfaction payment of all Laurel Slots Facilities Costs to date and funded under Tranche 4, (c) a report in form and content satisfactory to the Lender from the Cost Consultant, and (d) such other documents supporting the Request for Tranche 4 Advance as the Lender may reasonably request;

(b)	if so requested by the Lender, the Borrower shall have made available to the Lender true copies, where available, or otherwise photocopies of all Laurel Slots Facilities Contracts;

(c)

if so requested by the Lender, the Borrower shall have made available to the Lender an acknowledgement from each party to a Laurel Slots Facilities Contract that is a Material Agreement concerning the status of same, in each case in form and substance satisfactory to the Lender;

(d)

the representations and warranties set forth in Section 6.1 shall be true and accurate in all material respects as of Tranche 4 First Advance Date, and the Borrower and each of the Guarantors shall have delivered to the Lender a certificate of senior officers of the Borrower and each of the Guarantors to the foregoing effect;

(e)

if so requested by the Lender, the Borrower and the Laurel Guarantor shall have made available to the Lender true copies of all of the Material Agreements in respect of the Laurel Property then in existence, all of which shall be satisfactory to the Lender and its counsel, acting reasonably;

(f)

if so requested by the Lender, the Borrower shall have delivered to the Lender a certificate of the Borrower in a form satisfactory to the Lender certifying the good standing of the Borrower (and any other entities controlled by or otherwise affiliated with the Borrower) under, and the validity and currency in force of, all Permitted Liens and Material Agreements;

(g)	the Lender shall be satisfied, acting reasonably, with the Laurel Slots Facilities Capital Budget and the Laurel Slots Facilities Plans and Specifications;

(h)

the Borrower shall have made available to the Lender tax certificates in respect of the Laurel Property, evidencing that all municipal taxes due in respect thereof up to the Tranche 4 First Advance Date have been paid in full;

(i)

no litigation, regulatory or other proceeding shall have been commenced seeking to restrict the Borrower and/or the Guarantors from completing the transactions contemplated hereby, including the Laurel Slots Facilities;

(j)

without derogating from the Borrower’s representations, warranties and covenants herein and under the 2008 Loan Documents, the Lender shall be satisfied with: (i) its due diligence review of the Laurel Property, including with respect to environmental reports and ability to rely upon such reports, environmental and other approvals, title to properties and assets and legal matters; and (ii) its assessment of all environmental conditions relating to the Laurel Property and actual or potential environmental liabilities of the Borrower and its subsidiaries, including any appropriate insurance;

(k)	in the opinion of the Lender, no Material Adverse Change shall have occurred;

(l)

if so requested by the Lender, the Borrower shall have made available to the Lender copies of paid-up policies evidencing the insurance to be maintained by the Borrower and/or any of Guarantors pursuant to Section 7.1(v);

(m)

if so requested by the Lender, the Borrower shall have made available to the Lender surveys with respect to the Laurel Property certified by independent, duly qualified, Maryland Land Surveyors, satisfactory in substance and form to the Lender and the Lender’s Maryland Agent, which surveys shall evidence no title defects other than Permitted Liens;

(n)

if so requested by the Lender, the Borrower shall have made available to the Lender certificates of an architect or a professional engineer responsible for the design of the Laurel Slots Facilities in substance and form satisfactory to the Lender and to the counsel for the Lender to the effect that:

	(i)	such architect or professional engineer, as the case may be, is responsible for the preparation of the Laurel Slots Facilities Plans and Specifications;

(ii)

the Laurel Slots Facilities Plans and Specifications have been approved by all authorities having jurisdiction and the Laurel Slots Facilities have been constructed to date substantially in accordance with the Laurel Slots Facilities Plans and Specifications; and

	(iii)	all permits, licences or other evidence of authorization required for such Laurel Slots Facilities to date have been obtained;

(o)

if so requested by the Lender, the Borrower shall have made available to the Lender evidence that the Laurel Slots Facilities, to the extent constructed to date, comply in all material respects with all applicable zoning and building by-laws and regulations;

	(p)	the Lender shall be satisfied with the zoning and other by-law and regulatory requirements for the Laurel Slots Facilities;

(q)

the Borrower shall have delivered to the Lender an opinion of the Borrower’s and Guarantor’s Maryland Agent addressed to the Lender, the Lender’s Counsel and the Lender’s Maryland Agent, in form, scope and substance satisfactory to the Lender and its counsel, acting reasonably;

(r)

all proceedings to be taken in connection with the transactions contemplated by this Agreement in connection with the Tranche 4 First Advance, and all documents incidental thereto, shall be reasonably satisfactory in form and substance to the Lender, and the Borrower shall have provided to or made available to the Lender copies of all documents which the Lender may reasonably request in connection with the Tranche 4 First Advance, said transactions and copies of the records of all corporate proceedings in connection therewith in form and substance reasonably satisfactory to the Lender;

(s)

the Borrower shall, prior to such Tranche 4 First Advance and, in accordance with Section 7.1(c) have funded at its own cost and expense, any cost overruns which have been identified by the Cost Consultant;

	(t)	no Event of Default or Unmatured Event of Default shall have occurred and be continuing or will result from the making of the Tranche 4 First Advance.

4.5		Subsequent Tranche 4 Advances

The Borrower shall be entitled to obtain subsequent advances of funds (herein called “Subsequent Tranche 4
Advances”) under Tranche 4, upon the following terms and conditions:

(a)

except with respect to Advances deemed to be made hereunder, Subsequent Tranche 4 Advances shall occur upon a date which is a Business Day (herein called a “Subsequent Tranche 4 Advance Date”) determined by the Borrower by way of written notice to the Lender in the form of a Request for Tranche 4 Advance given at least three (3) Business Days prior to the Subsequent Tranche 4 Advance Date in question, which Request for Tranche 4 Advance shall reflect compliance with this Section 4.5 and, in particular, shall contain the same form of officer’s certificate and supporting documentation as is required for a Request for Tranche 4 Advance pursuant to Section 4.3 and shall otherwise be complete and acceptable to the Lender, acting reasonably;

	(b)	the amount of any Subsequent Tranche 4 Advance shall be in an amount which, together with the aggregate of all previous Advances for the Laurel Slots

Facilities, does not exceed the value of the work in place for the Laurel Slots Facilities, as determined by the Cost Consultant, provided that the amount remaining to be advanced under the 2008 Loan for the Laurel Slots Facilities shall never be less than the remaining Laurel Slots Facilities Costs that will be required to achieve completion of the Laurel Slots Facilities, as estimated by the Cost Consultant;

(c)

if so requested, the Lender shall have received an opinion from counsel to the Borrower and/or the Guarantors in form, substance and scope satisfactory to the Lender and its counsel confirming the effectiveness, perfection and priority of the Security;

(d)

the Borrower shall, prior to such Tranche 4 Advance and in accordance with Section 7.1(c) have funded at its own cost and expense any cost overruns which have been identified by the Lender or the Cost Consultant;

(e)

in respect of any Subsequent Tranche 4 Advance, Subsections 4.4(c), (f), (k), (q), and (r) shall have been satisfied and shall continue to be true and accurate and in full force and effect as of the Subsequent Tranche 4 Advance Date in question;

(f)

the representations and warranties set forth in Article 6 shall be true and accurate in all material respects as of the date of the Subsequent Tranche 4 Advance (except as such representations and warranties may be updated or otherwise modified to reflect any changes consented to in writing by the Lender), and the Borrower and the Guarantors shall have delivered to the Lender a certificate of senior officers of each of the Borrower and the Guarantors, without personal liability, to the foregoing effect;

(g)

from and after the earlier of (i) the completion of construction of the Laurel Slots Facilities and; (ii) March 31, 2011, the Lender will not be required to make any Subsequent Tranche 4 Advances, other than Laurel Slots Facilities Holdback Advances;

(h)

the final Tranche 4 Advance for sums due on the Laurel Slots Facilities Contracts shall be made following completion of the work contemplated thereby to the satisfaction of the Lender and the Cost Consultant and, as requested by the Lender, the furnishing of the following documents to the Lender and the Cost Consultant: (i) all required affidavits from the contractor under the applicable Laurel Slots Facilities Contracts and the Borrower, (ii) a certificate from the Borrower certifying that the applicable work was completed in accordance with the Laurel Slots Facilities Plans and Specifications, (iii) final releases or lien waivers, which may be conditional only upon payment of a specific amount as provided in Applicable Laws, from all applicable contractors, subcontractors, suppliers, and other lienors (including, without limitation, the lien rights of the construction contractor), which releases or waivers must be acceptable to the Lender and the Title Company; provided, however, that the Borrower shall obtain and deliver to the Lender a final unqualified lien waiver from each such party at the time of payment of such specific amount to such party, (iv) a certificate from the Cost Consultant certifying that the applicable work has been completed in accordance with the Laurel Slots Facilities Plans and Specifications (including completion of the final punch list items, which punch list shall be prepared by or on behalf of the Borrower and approved by the Cost Consultant in its discretion), that all Applicable Laws in respect of the Laurel Slots Facilities have been satisfied and that direct connection has been made for all utility services to the Laurel Property, (v) a certificate of occupancy for the Laurel Slots Facilities if issued by the applicable Governmental Body, any required approval by the Board of Fire Underwriters or its equivalent having jurisdiction over the Laurel Property, and any other approval required by any Governmental Body to the extent that any such approval is a condition to the lawful use and occupancy of the Laurel Property and the opening of same to the public, (vi) a final certified “as-built” survey of the Laurel Property satisfactory to the Lender and the Cost Consultant, and (vii) the final endorsement to the Title Policy, reflecting no exceptions from coverage except the Permitted Liens;

(i)

a if so requested by the Lender, an endorsement to each Title Policy (or if any Title Policy is not then issued, a commitment from the Title Company to issue such endorsement) shall have been delivered to the Lender, increasing the amount of coverage to include the amount of the Advance then requested, which endorsement shall show no exceptions to title other than the Permitted Liens;

(j)	no Event of Default or Unmatured Event of Default shall have occurred and be continuing or will result from the making of the Subsequent Tranche 4 Advance;

(k)	in the opinion of the Lender, no Material Adverse Change shall have occurred since the date of the immediately preceding Advance; and

(l)

the amount remaining to be Advanced under Tranche 4 is not less than the remaining Laurel Slots Facilities Costs that will be required to achieve completion of the Laurel Slots Facilities, as estimated by the Cost Consultant; and

(m)

in respect of any request for a Subsequent Tranche 4 Advance, the Lender shall have received from the Cost Consultant a report satisfactory to the Lender as to the progress of the Laurel Slots Facilities as of the Subsequent Tranche 4 Advance Date in question.

ARTICLE 5

INTEREST AND FEES

5.1                                                                               Interest Rate

(a)                                  From and after the Closing Date, advances under the 2008 Loan (each such advance being referred to as an “Advance”) shall, subject to Applicable Laws, bear interest at a fixed rate per annum equal to LIBOR plus 1,200 basis points (the “Interest Rate”), with interest in each case payable at maturity of each separate Advance.

(b)                                 If any Obligations are not paid when due or an Event of Default has occurred and is continuing, all amounts owing or deemed to be owing hereunder, whether in respect of principal, interest, fees, expenses or otherwise, both before and after judgment, and in the case of expenses from the dates such expenses are invoiced to the Borrower, shall bear interest at a rate per annum determined on a daily basis that is equal to the Interest Rate payable pursuant to Sections 5.1(a), as applicable, plus 300 basis points per annum, in each case calculated on the basis of the actual number of days elapsed and on the basis of a year of 365 or 366 days, as the case may be.  Such interest shall accrue from day to day, be payable in arrears on demand and shall be compounded monthly on the last Banking Day of each calendar month.

(c)                                  If the Lender determines, in good faith, which determination shall be final, conclusive and binding upon the Borrower, and notifies the Borrower that (i) by reason of circumstances affecting financial markets inside or outside Canada, the United States or Europe, as the case may be, deposits of U.S. Dollars are unavailable to the Lender in the London interbank market, (ii) adequate and fair means do not exist for ascertaining the interest rate for an Advance on the basis provided in the definition of LIBOR, or (iii) by reason of a change since the date of this Agreement in any applicable law or governmental regulation, guideline or order or in the interpretation thereof by any Official Body affecting the Lender, or any relevant financial market, LIBOR no longer represents the effective cost to the Lender of making or maintaining an Advance for a relevant interest period or other relevant period, then:

(i)             the right of the Borrower to request an Advance shall be suspended until the Lender determines that the circumstances causing such suspension no longer exist and the Lender so notifies the Borrower; and

(ii)          if any of the circumstances in Section 5.1(c) shall occur, the Borrower and the Lender shall, following the giving of notice by the Lender under this Section 5.1(c), endeavour to determine an alternative basis, which may, if such parties agree, include (without limitation) alternative rates of interest, alternative Interest Periods, alternative currencies or any combination thereof, for Advances.  If the Borrower and the Lender are unable to agree on such alternative basis within a period of 30 days from the date of such notice by the Lender (provided that in any event such period shall not extend beyond the last day specified for giving a Borrowing Notice in respect of any Advance then outstanding or three Banking Days before any repayment date required under Applicable Law, as the case may be), the Lender shall determine an interest rate and specify an Interest Period (not exceeding one month) in respect of each Advance then outstanding, which interest rate shall be the cost to the Lender (as certified by the Lender to the Borrower) of funding any such Advance for the Interest Period so specified from such sources as it may reasonably select and the amount of any such Advance shall bear interest at the rate so determined.  The provisions of this Section 5.1(c) shall apply only for so long as the circumstances in Section 5.1(c) shall exist.

5.2                                                                               Calculation and Payment of Interest

Interest on Advances shall accrue from day to day, both before and after default, demand, maturity and judgment, shall be calculated on the basis of the actual number of days elapsed and on the basis of a year of 360 days, and shall be payable to the Lender in arrears on the last day of the relevant Interest Period.

5.3                                                                               Fees

(a)          Commitment Fee.  The Borrower shall pay to the Lender on the last Banking Day of each Fiscal Quarter and on the Termination Date (each a “Commitment Fee Payment Date”), in arrears, a non-refundable commitment fee (the “Tranche 1 Commitment Fee”) equal to 1% per annum of the amount, if any, by which Tranche 1 (taking into account any repayments or cancellations that have been made by the Borrower in accordance with the terms hereunder) exceeds the amount of the 2008 Loan advanced in respect of Tranche 1 (the “Unutilized Tranche 1 Amount”) on each day in such Fiscal Quarter or the part thereof ending on the Termination Date, as applicable.  From and after the date, if any, on which Tranche 2 is made available to the Borrower, the Borrower shall also pay to the Lender on each Commitment Fee Payment Date thereafter, in arrears, a non-refundable commitment fee (the “Tranche 2 Commitment Fee”) equal to 1% per annum of the amount, if any, by which Tranche 2 (taking into account any repayments or cancellations that have been made by the Borrower in accordance with the terms hereunder) exceeds the amount of the 2008 Loan advanced in respect of Tranche 2 (the “Unutilized Tranche 2 Amount”) on each day in such Fiscal Quarter or the part thereof ending on the Termination Date, as applicable.  From and after the date, if any, on which Tranche 4 is made available to the Borrower, the Borrower shall also pay to the Lender on each Commitment Fee Payment Date thereafter, in arrears, a non-refundable commitment fee (the “Tranche 4 Commitment Fee”) equal to 1% per annum of the amount, if any, by which Tranche 4 (taking into account any repayments or cancellations that have been made by the Borrower in accordance with the terms hereunder) exceeds the amount of the 2008 Loan advanced in respect of Tranche 4 (the “Unutilized Tranche 4 Amount”) on each day in such Fiscal Quarter or the part thereof ending on the Termination Date, as applicable. Each Commitment Fee payable on any Commitment Fee Payment Date shall be payable in respect of the period from and including the Closing Date or the preceding Commitment Fee Payment

Date, as the case may be, to but excluding the next Commitment Fee Payment Date, and shall be calculated on a daily basis on the Unutilized Amount on each day during such period on the basis of the number of days elapsed and a year of 365 or 366 days, as the case may be.

(b)          Arrangement Fee.  The Borrower shall pay to the Lender: (i) on the Closing Date an arrangement fee (the “Closing Date Arrangement Fee”) of $1,000,000, being 2% of Tranche 1; (ii) on the date, if any, on which all or part of Tranche 2 is made available to the Borrower, an arrangement fee (the “Tranche 2 Arrangement Fee”) of $600,000, being 2% of Tranche 2; (iii) on the date, if any, on which all or part of Tranche 3 is made available to the Borrower, an arrangement fee (the “Tranche 3 Arrangement Fee”) equal to 2% of Tranche 3; (iv) on the date, if any, on which all or part of Tranche 4 is made available to the Borrower, an arrangement fee (the “Tranche 4 Arrangement Fee”) of $600,000, being 2% of Tranche 4.

5.4                                                                               Payment of Costs and Expenses

Whether or not the Borrower takes advantage of the 2008 Loan, the Borrower shall pay to the Lender, on demand, the following costs and expenses (collectively, the “Lender’s Costs”):

(a)                                  all reasonable expenditures and expenses which may be paid or incurred by or on behalf of the Lender (in the case of solicitors’ costs, on a full indemnity basis) in connection with the preparation, negotiation and execution of the 2008 Loan Documents, the Intercreditor Agreements, any actual or proposed amendment or modification hereof or thereof or any waiver hereunder or thereunder and all instruments supplemental or ancillary thereto and all reasonable documented due diligence expenses incurred in connection therewith (including any surveys or appraisals of the Mortgaged Properties reasonably undertaken by the Lender);

(b)                                 all reasonable expenditures and expenses which may be paid or incurred by or on behalf of the Lender (in the case of solicitors’ costs, on a full indemnity basis) in connection with obtaining advice as to the rights and responsibilities of the Lender under the 2008 Loan Documents and the Intercreditor Agreements; and

(c)                                  all reasonable expenditures and expenses which may be paid or incurred by or on behalf of the Lender (in the case of solicitors’ costs, on a full indemnity basis) in connection with the defence, establishment, protection or enforcement of any of the rights or remedies of the Lender under the 2008 Loan Documents or the Intercreditor Agreements including, without limitation, all costs and expenses of establishing the validity and enforceability of, or of collection of amounts owing under, any of the 2008 Loan Documents or the Intercreditor Agreements and all reasonable costs and expenses of any receiver or receiver-manager appointed by the Lender or any of the Lender or by a court in connection with the enforcement of the 2008 Loan Documents or the Intercreditor Agreements; and

(d)                                 all reasonable expenditures and expenses which may be paid or incurred by or on behalf of the Lender, including repair costs, payments to remove or protect against liens, attorneys’ (primary and local) and legal fees and costs (including, but not limited to, all appellate level and post-judgment proceedings), receivers’ fees, appraisers’ fees, engineers’ fees, accountants’ fees, independent consultants’ fees (including environmental and insurance consultants), all reasonable costs and expenses incurred in connection with any of the foregoing, the Lender’s out-of-pocket costs and expenses related to any audit or inspection of the Mortgaged Properties, outlays for documentary and expert evidence, stenographers’ charges, documentary transfer and stamp taxes, intangible taxes, escrow fees, publication costs, and costs (which may be estimates as to items to be expended after entry of an order or judgment) for procuring all such abstracts of title, title searches and examination, Title Policies, and similar data and assurances with respect to title as the Lender may deem reasonably necessary either to prosecute any action or to evidence to bidders at any sale of any collateral the true condition of the title to, or the value of, such collateral, including, without limitation, all of the reasonable fees and disbursements of advisors to the Lender, its agents, and any such receiver or receiver-manager, on a full indemnity basis, incurred in connection therewith, including all sales, goods and services or value-added taxes payable by any of them on all such costs, expenses and compensation. All such Lenders Costs shall be deemed for all purposes to have been paid through deemed Advances by the Lender to the Borrower under this Agreement.

For purposes of Section 5.4(a), (b) and (c) and the immediately preceding clause, “Lender” means the Lender and MID and its Subsidiaries (other than the Borrower and its Subsidiaries), including, without limitation, the Board of Directors of MID and any committee thereof.

ARTICLE 6

REPRESENTATIONS AND WARRANTIES

6.1                                                                               Representations and Warranties

To induce the Lender to enter into the 2008 Loan Documents and to make the 2008 Loan, the Borrower hereby makes the following representations and warranties with respect to itself and its Subsidiaries taken as a whole on a consolidated basis, and each of the Guarantors hereby makes the following representations and warranties with respect to itself and its Subsidiaries taken as a whole on a consolidated basis, as of the date hereof (provided that certain of the representations and warranties are qualified by the Disclosure Schedule (as specifically set out therein) delivered by the Borrower and the Guarantors to the Lender concurrently with the execution by them of this Agreement):

(a)   Incorporation and Status.  Each of the Borrower and the Guarantors is duly incorporated, formed or organized, as the case may be, and validly existing under the laws of its jurisdiction of incorporation, formation or organization, as the case may be, and has the power and capacity to own its properties and assets and to carry on its business as presently carried on by it or as contemplated hereunder to be carried on by it.  Each of the Guarantors is wholly-owned by the Borrower.  The Borrower does not carry on any material business other than the

Core Line of Business.  None of the Guarantors carries on any business other than the Core Line of Business and other than the ownership or operation of casinos, hotels, resorts, card clubs, sports bars, restaurants and theatres, all of which activities are associated with or ancillary or related to the Core Line of Business, and the ownership and management of a portfolio of real estate properties held for development or sale.  Except where the failure to have such Material Authorization could not reasonably be expected to have a Material Adverse Effect, the Borrower and each Guarantor holds all Material Authorizations necessary to own or lease, as applicable, each Property or Mortgaged Properties owned or leased by it or to carry on its Core Line of Business (including, without limitation, all environmental and other permits, licences and other authorizations required for the Borrower and each Guarantor to own or lease such Property or Mortgaged Properties or to carry on its Core Line of Business in accordance with Applicable Law and further including, without limitation, all licensing requirements of the Racing and Gambling Regulatory Authorities in relation to the Borrower or any Guarantor) in each jurisdiction in which it does so, all of which are in good standing;

(b)   Power and Capacity.  Each of the Borrower and the Guarantors has the power and capacity to enter into each of the 2008 Loan Documents to which it is a party, and to do all acts and things as are required or contemplated hereunder or thereunder to be done, observed and performed by it;

(c)   Due Authorization.  Each of the Borrower and the Guarantors has taken all necessary action to authorize the execution, delivery and performance of each of the 2008 Loan Documents to which it is a party;

(d)   No Contravention.  The execution and delivery of each of the 2008 Loan Documents to which each of the Borrower and the Guarantors is a party, and the performance by each of the Borrower and the Guarantors of its obligations thereunder (i) do not and will not contravene, breach or result in any default under (A) the articles, by-laws, constating documents or other organizational documents of the Borrower or any Guarantor, (B) any Material Authorization, (C) any Applicable Law, except where the failure to comply with such Applicable Law could not reasonably be expected to have a Material Adverse Effect, or (D) any Material Agreement, (ii) do not and will not oblige the Borrower or any of its Subsidiaries to grant any Lien to any Person other than the Lender, and (iii) do not and will not result in or permit the acceleration of the maturity of any indebtedness, liability or obligation of the Borrower or any Guarantor under any mortgage, lease, agreement or other legally binding instrument of or affecting the Borrower or any Guarantor;

(e)   No Consents Required  Other than filings with the Securities Commission, no Material Authorization is required, and no consents, approvals or further documentation of any kind whatsoever is required to be obtained from, or provided by, any Person in connection with (i) the execution, delivery or performance of any of the 2008 Loan Documents to which it is a party by the Borrower or any Guarantor, (ii) the creation of the Security, and (iii) the perfection of such Security;

(f)    Enforceability.  Each of the 2008 Loan Documents constitutes, or upon execution and delivery will constitute, a valid and binding obligation of the Borrower and each Guarantor which is a party to it, enforceable against it in accordance with its terms, subject only to the qualifications set out in the opinion of the Borrower’s and Guarantors’ Local Agents delivered pursuant to Section 8.2(i)(i);

(g)   Financial Statements.

(i)            The Audited and Unaudited Financial Statements have been prepared in accordance with GAAP and present fairly the financial position and results of operations of the Borrower and its Subsidiaries on a consolidated basis as of the dates indicated and for the periods specified; and

(ii)         The Lender has been furnished with a copy of the unaudited internally prepared consolidated financial statements of the Borrower and each of the Guarantors dated as of and at the end of the most recently completed fiscal quarter. Such internally prepared consolidated financial statements of the Borrower and each of the Guarantors fairly present the financial condition of the Borrower and each of the Guarantors as at such date in conformity with generally accepted accounting principles applied on a consistent basis (save and except for the reflection of the value of the assets of the Borrower and each of the Guarantors at their market value instead of their cost as reflected in the notes to such financial statements) and there has been no Material Adverse Change since the date of such statements;

(h)   Books and Records.  The Borrower, the Guarantors and each of their respective Subsidiaries (i) makes and keeps accurate books and records and (ii) maintains internal accounting controls that provide reasonable assurance that (A) transactions are executed in accordance with management’s authorization, and (B) transactions are recorded as necessary to permit preparation of its financial statements and to maintain accountability for its assets;

(i)    Borrower Organizational Documents.  A true and complete copy of the certificate of formation, certificate of authority to transact business and by-laws of the Borrower and all other documents creating and relative to the organization of the Borrower (collectively, the “Borrower Incorporation Documents”) have been made available to the Lender. There are no other agreements, oral or written, among any of the shareholders of the Borrower relating to the Borrower. The Borrower Incorporation Documents are in full force and effect, and are binding upon and enforceable in accordance with their terms. No breach exists under the Borrower Incorporation Documents and no act has occurred and no condition exists which, with the giving of notice or the passage of time would constitute a breach under the Borrower Incorporation Documents;

(j)    Guarantors’ Organizational Documents.  True and complete copies of the certificates of formation, certificates of authority to transact business, certificates of formation, articles of incorporation, by-laws and all other documents creating and relative to the organization of each of the Guarantors (collectively, the “Guarantor Incorporation Documents”) have been made available to the Lender. There are no other agreements, oral or written, among any of the shareholders of each of the Guarantors relating to the Guarantors. The Guarantor Incorporation Documents are in full force and effect, and are binding upon and enforceable in accordance with their terms. No breach exists under the Guarantor Incorporation Documents and no act has occurred and no condition exists which, with the giving of notice or the passage of time would constitute a breach under the Guarantor Incorporation Documents. The Borrower Incorporation Documents and the Guarantor Incorporation Documents are herein collectively referred to as the “Organizational Documents”;

(k)   Authorized Capital.  The authorized capital of the Borrower consists of 310,000,000 Class A Subordinate Voting Stock, par value of $0.01 per share, of which 2,928,455 were issued and outstanding as at September 30, 2008, and 90,000,000 shares of Class B stock, par value of $0.01 per share, of which 2,923,302 were issued and outstanding.

The Bowie Guarantor is a joint venture, the interest of which are held as follows:

Partner	Units

Prince George’s Racing, Inc. (joint venture member)	51

Southern Maryland Racing, Inc. (joint venture member)	50

The partnership interest in Laurel Racing Association Limited Partnership is as follows:

Partner	Interest

Laurel Racing Assoc. Inc. (general partner)	1%

Maryland Racing, Inc. (limited partner)	99%

The authorized capital of The Santa Anita Companies, Inc. consists of 10,000 common shares of which 1,100 common shares are duly issued and outstanding as fully paid and non-assessable. The beneficial holder of such outstanding shares is as follows:

* 1,100 shares are pledged to Wells Fargo pursuant to the Santa Anita Senior Facility

Beneficial Holder	Class of Shares	Number of Shares

Magna Entertainment Corp.*	Common	1,100

The authorized capital of Los Angeles Turf Club, Incorporated consists of 1,000 common shares of which 25 common shares are duly issued and outstanding as fully paid and non-assessable. The beneficial holder of such outstanding shares is as follows:

*25 Common shares are pledged to Wells Fargo pursuant to the Santa Anita Senior Facility

Beneficial Holder	Class of Shares	Number of Shares

Magna Entertainment Corp.*	Common	25

The authorized capital of MEC Land Holdings (California) Inc. consists of 1000 common shares of which 100 common shares are duly issued and outstanding as fully paid and non-assessable. The beneficial holder of such outstanding shares is as follows:

Beneficial Holder	Class of Shares	Number of Shares

Magna Entertainment Corp.	Common	100

The authorized capital of the Pimlico Guarantor consists of 90,800 common shares of which 382 common shares are duly issued and outstanding as fully paid and non-assessable.  The beneficial holder of such outstanding shares is as follows:

Beneficial Holder	Class of Shares	Number of Shares

Pimlico Racing Association, Inc.	Common	382

The authorized capital of the Maryland Racing Guarantor consists of 10,000 common shares of which 100 common shares are duly issued and outstanding as fully paid and non-assessable.  The beneficial holder of such outstanding shares is as follows:

Beneficial Holder	Class of Shares	Number of Shares

Magna Entertainment Corp.	Common	100

The authorized capital of Pacific Racing Association consists of 100,000 common shares of which 69,347 common shares are duly issued and outstanding as fully paid and non-assessable. The beneficial holder of such outstanding shares is as follows:

Beneficial Holder	Class of Shares	Number of Shares

Magna Entertainment Corp.	Common	69,347

The authorized capital of the Thistledown Guarantor consists of 500 common shares of which 250 common shares are duly issued and outstanding as fully paid and non-assessable. The beneficial holder of such outstanding shares is as follows:

Beneficial Holder	Class of Shares	Number of Shares

Magna Entertainment Corp.	Common	250

The authorized capital of MEC Maryland consists of 10,000 common shares of which 100 common shares are duly issued and outstanding as fully paid and non-assessable. The beneficial holder of such outstanding shares is as follows:

Beneficial Holder	Class of Shares	Number of Shares

Magna Entertainment Corp.	Common	100

30000 Maryland is held by:

Member	Interest

Magna Entertainment Corp.	1%

MEC Maryland Investments, Inc.	99%

(l)    Legal Name and Chief Executive Office.  The Borrower and each Guarantor has advised, or will advise within five Banking Days of the Closing Date, the Lender in writing of their respective chief executive offices and places of business.  None of the Borrower nor any of the Guarantors conducts business under any corporate names other than its legal name, and the Borrower and each of the Guarantors have, in the past, held themselves out as separate entities and have conducted operations under their own respective names;

(m)  Solvency.  The Borrower has not entered into the transactions hereunder or any 2008 Loan Document with the actual intent to hinder, delay or defraud any creditor, and the Borrower has received reasonably equivalent value in exchange for its obligations under the 2008 Loan Documents.  Taking into account the 2008 Loan (and assuming Advances requested by the Borrower are advanced by the Lender), the Proposed Transactions, the Borrower and each of the Guarantors is solvent (as such term is used in all applicable laws relating to bankruptcy, fraudulent transfers and conveyances), able to pay its debts as such debts become due, has capital sufficient to carry on its businesses and transactions and all businesses and transactions in which it anticipates engaging, and the value of its property at a fair valuation is greater than the sum of its debts.  Neither the Borrower nor any of the Guarantors will be rendered insolvent by the execution and delivery to the Lender of the 2008 Loan Documents or by the transactions contemplated thereunder, and no: (i) assignment for the benefit of the creditors of any of them; (ii) appointment of a receiver for any of them or for the property of any of them; or (iii) bankruptcy, reorganization, or liquidation proceeding, is pending or threatened (whether voluntary or involuntary) or has been instituted by or against any of them;

(n)   Consideration.  The 2008 Loan Documents were executed and delivered by the Borrower and the Guarantors to the Lender in good faith and in exchange for a reasonably equivalent value without any intent to hinder, delay or defraud any creditor of the Borrower or any of the Guarantors;

(o)   Affiliate Transactions.  Other than the transactions contemplated hereby and in the Transaction Agreement and the transactions contemplated in the Remington Construction Loan Agreement, the Gulfstream Construction Loan Agreement and the Bridge Loan Agreement, since the date of the Unaudited Financial Statements, neither the Borrower nor any of the Guarantors has entered into any transaction or agreement with any Affiliate which is not the Borrower or a Guarantor;

(p)   No Litigation.  There is no court, administrative, regulatory or similar proceeding (whether civil, quasi-criminal, or criminal), arbitration or other dispute settlement procedure; investigation or enquiry by any Governmental Body, or any similar matter or proceeding (collectively “proceedings”) against or involving the Borrower or any Guarantor (whether in progress or threatened), which, if determined adversely to the Borrower or any Guarantor, could reasonably be expected to have a Material Adverse Effect or which purports to affect the legality, validity and enforceability of any 2008 Loan Document to which the Borrower or any of the Guarantors is a party; to the Borrower’s knowledge, no such proceedings are threatened or contemplated by any Governmental Body or other Person; to the Borrower’s knowledge, no event has occurred which could reasonably be expected to give rise to any such proceedings; and there was no judgment, decree, injunction, rule, award or order of any Governmental Body outstanding against the Borrower or any of the Guarantors which has had, or could reasonably be expected to have, a Material Adverse Effect;

(q)   No Default.  Neither the Borrower nor any Guarantor is in default or breach under any Applicable Law or under any Material Agreement, or under the terms and conditions relating to any Material Authorizations, and there exists no state of facts which, after notice or the passage of time or both, would constitute such a default or breach; in all cases where such default or breach could reasonably be expected to result in a Material Adverse Effect; and there are no proceedings in progress, pending or threatened which could reasonably be expected to result in the revocation, cancellation, suspension or any adverse modification of any Material Authorization;

(r)   Unmatured Event of Default or Event of Default.  No Default or Event of Default has occurred and is continuing;

(s)   No Labour Disturbance.  No labour disturbance by the employees of the Borrower, or any of its Subsidiaries or by any horse owners or trainers exists or, to the knowledge of the Borrower, is imminent, in each case, that could reasonably be expected to have a Material Adverse Effect;

(t)    Taxes.  Except as could not reasonably be expected to have a Material Adverse Effect, the Borrower and the Guarantors have accurately prepared and timely filed all federal, state, provincial and other tax returns that are required to be filed by them and have paid or made provision for the payment of all Taxes except those Taxes that are being disputed in good faith by appropriate proceedings for which the Borrower or any Guarantor has established on its books reserves considered by it to be adequate therefor, and including, without limitation, all Taxes that the Borrower or any Guarantor is obligated to withhold from amounts owing to employees, creditors and third parties, with respect to the periods covered by such tax returns (whether or not such amounts are shown as due on any tax return).  No deficiency assessment with respect to a proposed adjustment of the Borrower’s or any Guarantor’s federal, state, provincial or other Taxes is pending or, to the knowledge of the Borrower or any Guarantor, threatened.  There was no tax Lien, whether imposed by any federal, state, provincial or other taxing authority, outstanding against the assets, properties or business of the Borrower or any Guarantor other than Permitted Liens;

(u)   Material Assets.  The Borrower and each of the Guarantors owns or licenses or otherwise has legally enforceable rights to use, under validly existing agreements, all material assets (including all real property, patents, licences, trademarks, trade names, trade secrets, service marks, copyrights and all rights with respect thereto), contracts, and other documents necessary to conduct their businesses as now conducted and that (a) all such assets (other than permits and licences) have been assigned, pledged, mortgaged or otherwise encumbered pursuant to the Security and (b) all permits and licences are subject to a negative pledge;

(v)   Material Agreements.  The list of Material Agreements included on the Disclosure Schedule (as the same may be supplemented and amended from time to time) constitutes all of the Material Agreements now in existence for the Borrower and the Guarantors. Neither the Borrower nor the Guarantors nor, to the best knowledge of the Borrower and the Guarantors, any other party thereto, is in breach of or in default of any material obligation thereunder except those in respect of which the Borrower has advised the Lender in writing from time to time and of which the Lender has indicated in writing its satisfaction.  To the best knowledge of the

Borrower and the Guarantors, the Material Agreements are in good standing and no event has occurred which, with the passage of time or the giving of notice or both, would constitute an event of default under any of the Material Agreements;

(w)  Investments.  Except as disclosed in the Audited and Unaudited Financial Statements, none of the Borrower and its Subsidiaries has loans to or investments in any Person in excess of $1,000,000, nor have any of them given any guarantee or incurred any liability in connection with the indebtedness of any Person in excess of $1,000,000;

(x)   ERISA.  (i) the Borrower and its ERISA Affiliates are in compliance in all material respects with all applicable provisions of ERISA which would result in any material liability accruing to the Borrower or its ERISA Affiliates, (ii) neither the Borrower nor any ERISA Affiliate has violated any provision of any Employee Plan, (iii) no Reportable Event has occurred and is continuing with respect to any Plan initiated by the Borrower or any ERISA Affiliate, (iv) the Borrower and all ERISA Affiliates have met their minimum funding requirements under ERISA with respect to each Plan, and (v) each Employee Plan was able to fulfill its current benefit obligations as they come due in accordance with the Employee Plan documents;

(y)   Investment Company.  Neither the Borrower nor any Guarantor is an “investment company”, or an “affiliated person” of, or “promoter” or “principal underwriter” for, an “investment company”, as such term is defined in the Investment Company Act of 1940, as amended; provided that with respect to “affiliated persons” this representation is made solely to the best knowledge of the Borrower and the best knowledge of each of the Guarantors, without any investigation, with respect to the holders of publicly traded securities of the Borrower and provided that no representation is made herein with respect to Magna International Inc. or MID and the holders of their securities.  Neither the making of any Advances, nor the application of the proceeds or repayment thereof by the Borrower, nor the consummation of the other transactions contemplated hereby, will violate any provision of such Act or any rule, regulation or order of the Securities Commission thereunder;

(z)   Margin Regulations.  Neither the Borrower nor any Guarantor is engaged, nor will any of them engage, principally or as one of its primary activities, in the business of extending credit for the purpose of “purchasing” or “carrying” any “margin stock” within the respective meanings of each of the quoted terms under Regulation U, and neither the Borrower nor any of the Guarantors owns margin stock which, in each case, in the aggregate, would constitute over 25% of the assets of such Person and no proceeds of the 2008 Loan will be used to purchase or carry, directly or indirectly, any margin stock or to extend credit, directly or indirectly, to any Person for the purpose of purchasing or carrying any margin stock;

(aa)      Foreign Ownership.  Neither the Borrower nor any of the Guarantors is or will be a “foreign corporation”, “foreign partnership”, “foreign trust”, “foreign estate”, “foreign person”, “affiliate” of a “foreign person” or a “United States intermediary” of a “foreign person” within the meaning of the IRC, Sections 897 and 1445, the Foreign Investments in Real Property Tax Act of 1980, the International Foreign Investment Survey Act of 1976, the Agricultural Foreign Investment Disclosure Act of 1978, or the regulations promulgated pursuant to such Acts or any amendments to such Acts;

(bb)     Other Regulations.  Neither the Borrower nor any Guarantor is subject to regulation under the Investment Company Act of 1940, the Public Utility Holding Company Act of 1935, the Federal Power Act, the Interstate Commerce Act, any state public utilities code or to any other law, regulation, rule, limitation or restriction of a Governmental Body limiting its ability to incur indebtedness;

(cc)      USA Patriot Act.  Neither the Borrower nor any of the Guarantors nor any Affiliate thereof, is identified in any list of known or suspected terrorists published by any United States government agency (individually, as each such list may be amended or supplemented from time to time, referred to as a “Blocked Persons List”) including, without limitation, (i) the annex to Executive Order 13224 issued on September 23, 2001 by the President of the United States and (ii) the Specially Designated Nationals List published by the United States Office of Foreign Assets Control;

(dd)     No Agreement to Sell Assets; Reorganizations.  Except as specifically set forth in the Transaction Agreement, neither the Borrower nor any of its Subsidiaries has any legal obligation, absolute or contingent, to any Person or entity to sell any of its assets (including real and personal property), except in the ordinary course of business consistent with past practice; or to effect any merger, consolidation or other reorganization of the Borrower or any of its Subsidiaries with any other Person or entity or to enter into any agreement with respect thereto;

(ee)      Adequate Insurance.  All of the property of the Borrower and the Guarantors is insured with good and responsible companies against fire and other casualties in the same manner and to the same extent as such insurance is usually carried by Persons carrying on a similar business and owning similar property located in the same general area as the property owned by the Borrower or Guarantor, as the case may be, including the Mortgaged Properties, and the Borrower and each of the Guarantors maintains or causes to be maintained with good and responsible insurance companies adequate insurance against business interruption with respect to the operations of all of such property and liability on account of damage to Persons or property, including damage resulting from product liability, and under all applicable workers’ compensation laws, in the same manner and to the same extent as such insurance is usually carried by Persons carrying on a similar business and owning similar property;

(ff)       Licences and Permits.  Except for Permitted Liens, neither the Borrower nor any of its Subsidiaries has pledged any licences or permits, held by it or any of its Subsidiaries, to a third party;

(gg)     Title.  Subject only to Permitted Liens, the Borrower and (where applicable) each Guarantor is the absolute beneficial owner of and has good and marketable title in fee simple to, or has a good and marketable leasehold interest in, all of the Mortgaged Properties, details of which are set forth in Schedule B hereto.  The Disclosure Schedule contains an accurate and complete list of the municipal addresses of all Mortgaged Properties.  The Borrower and (where applicable) each Guarantor is the beneficial owner, lessee or licensee, as the case may be, of all of its other real and personal property and has good title thereto, or other applicable interest therein, free and clear of any Liens other than Permitted Liens;

(hh)      Improvements.  The present use of each Mortgaged Property complies, and the future use of each Property will comply, in all material respects, with all: (a) applicable legal and contractual requirements with regard to the use, occupancy, construction and operation thereof, including, without limitation, all zoning, subdivision, environmental, flood hazard, fire safety, health, handicapped facilities, building and other laws, ordinances, codes, regulations, orders and requirements of any governmental agency; (b) applicable in respect of each Mortgaged Property building, occupancy and other permits, licences and approvals; and (c) declarations, easements, rights-of-way, covenants, conditions and restrictions of record applicable in respect of each Mortgaged Property;

(ii)        Mortgaged Properties Access.  The Mortgaged Properties are accessible through all current access points, each of which connects or, upon the completion of the contemplated development of the Mortgaged Properties will connect, directly to a fully improved and dedicated road accepted for maintenance and public use by the Governmental Body having jurisdiction;

(jj)        Utilities.  All property utility services necessary and sufficient for the construction, use or operation of each of the Mortgaged Properties (now and as contemplated by the Borrower and the Guarantors in the future) are currently connected at the boundary of the applicable Mortgaged Property directly to lines owned by the applicable utility and lying in dedicated roads, including water, storm, sanitary sewer, gas, electric and telephone facilities;

(kk)      Compliance.  There are no alleged or asserted violations of law (including, without limitation, all racing and gaming laws and regulatory requirements), municipal ordinances, public or private contracts, declarations, covenants, conditions, or restrictions of record, or other requirements with respect to any of the Mortgaged Properties which if enforced could reasonably be expected to have a Material Adverse Effect.  None of the buildings or other structures located on the Mortgaged Properties encroaches upon any land not leased or owned by the Borrower or one of the Guarantors, and there are no expropriation or similar proceedings, actual or threatened, of which the Borrower or any Guarantor has received notice, against any of the Mortgaged Properties or any part thereof, in all cases, where the existence and continuance of any encroachment, expropriation or similar proceedings could reasonably be expected to have a Material Adverse Effect.  All by-laws, zoning, licences, certificates, consents, approvals, rights, permits and agreements required to enable the Mortgaged Properties to be used, operated and occupied in their current and intended manner are being complied with or have been obtained and are in good standing, or, to the extent that any have not already been obtained, the same are not yet required and, if not yet required, the Borrower and the Guarantors have no reason to believe that the same will not be available prior to the time that the same are so required, except, in all cases, where the breach or non-performance thereof could not reasonably be expected to have a Material Adverse Effect. All building services required for the proper functioning of the Mortgaged Properties have been obtained, except where failure to obtain the same could not reasonably be expected to have a Material Adverse Effect.  All buildings located on the Mortgaged Properties are functioning properly and are fit and suitable for their intended purpose;

(ll)        Flood Hazards/Wetlands.  None of the Mortgaged Properties is situated in an area designated as having special flood hazards as defined by the Flood Disaster Protection Act of

1973, as amended, or as wetlands by any Governmental Body having jurisdiction over any of the Mortgaged Properties;

(mm)    Environmental Conditions. Except as disclosed in the Environmental Disclosure:

(i)                                   each of the Mortgaged Properties is in material compliance with all applicable Environmental Laws and all applicable Safety Laws and all operations and activities on or at each of the Mortgaged Properties are in material compliance with all applicable Environmental Laws and all applicable Safety Laws and to the knowledge of the Borrower and each of the Guarantors, there are no current facts, circumstances or conditions that are reasonably likely to materially affect such continued compliance;

(ii)                                neither the Borrower nor any of the Guarantors has received, or has knowledge of any threatened, Order, notice, citation, directive, inquiry, summons or warning, verbal, written or otherwise, or any other written communication from: (A) any Governmental Body or private citizen, whether acting or purporting to act in the public interest or otherwise; (B) the current or prior owner, occupant or operator of any of the Mortgaged Properties; or (C) any other Person to whom any of the Borrower and any of the Guarantors could be reasonably held liable, of any actual or potential violation or failure to comply with any Environmental Law or Safety Law or of any actual or potential obligation to undertake or bear the cost of any Environmental or Safety Liability, including with respect to any Hazardous Activity;

(iii)                             the Borrower and each of the Guarantors has obtained all material Environmental Consents and Safety Consents and has obtained or is in the process of obtaining all non-material Environmental Consents and Safety Consents, in each case as required for their use and operation of the Real Property and all such obtained Environmental Consents and Safety Consents are in good standing and the Borrower and each of the Guarantors is in compliance with all terms and conditions of such Environmental Consents and Safety Consents;

(iv)                             there are no pending or, to the knowledge of the Borrower or any of the Guarantors, threatened, claims, encumbrances or restrictions of any nature resulting from or constituting any material Environmental or Safety Liability or arising under or pursuant to any Environmental Law or Safety Law affecting the Borrower or any of the Guarantors or any of the Mortgaged Properties or offsite location;

(v)                                 to the knowledge of the Borrower and each of the Guarantors, there is no material amount of Hazardous Materials present at, near or from any of the Mortgaged Properties, including any Hazardous Materials contained in barrels, aboveground or underground storage tanks, landfills, land deposits, surface impoundments, dumps, equipment (whether movable or fixed) or other containers, either temporary or permanent, and deposited or located in land, water, sumps, containment ponds or any other part of any facility or incorporated into any structure therein or thereon except in the ordinary course of business consistent with past practice and for which all necessary environmental disclosures have been made to Governmental Bodies;

(vi)                            to the knowledge of the Borrower and each of the Guarantors, there has been no material Release or Threat of Release of any Hazardous Materials at or from any location where any Hazardous Materials were generated, manufactured, refined, transferred, produced, imported, used, processed, transported, stored, handled, treated, disposed, recycled or received from the Borrower and/or any of the Guarantors;

(vii)                         to the knowledge of the Borrower and each of the Guarantors, there are no aboveground or underground storage tanks in or associated with any of the Mortgaged Properties that would have a Material Adverse Affect on any of the Mortgaged Properties;

(viii)                      to the knowledge of the Borrower and each of the Guarantors, none of the Mortgaged Properties contains any wetlands or other sensitive, endangered or protected areas or species or flora or fauna including any that would materially impede the construction of the Laurel Slots Facilities;

(ix)                              to the knowledge of the Borrower and each of the Guarantors, there are no facts or circumstances at the Mortgaged Properties that could form the basis for the assertion of any material Environmental or Safety Liability against the Borrower and/or any of the Guarantors, including any material Environmental or Safety Liability arising from current environmental or health and safety practices;

(x)                                 to the knowledge of the Borrower and each of the Guarantors, neither the Borrower nor any of the Guarantors has compromised or released any insurance policies, or waived any rights under insurance policies, that may provide coverage for any Environmental or Safety Liability, where such compromise, release or waiver would have a Material Adverse Effect;

(xi)                              to the knowledge of the Borrower and each of the Guarantors, none of the Borrower, and/or any of the Guarantors has assumed the liability of any other Person or entity for, and none of the foregoing has agreed to indemnify any other Person or entity against, claims arising out of the Release of Hazardous Materials into the Environment other than on or from the Mortgaged Properties or other claims under Environmental Laws and Safety Laws other than claims with respect to the Mortgaged Properties;

(xii)                          to the knowledge of the Borrower and each of the Guarantors, the Borrower and the Guarantors have delivered to the Lender true and complete copies of any and all reports, studies, audits, analyses, evaluations, assessments or monitoring data which could reasonably be considered to contain a material fact pertaining to Hazardous Materials or Hazardous Activities in, on, under or related to any of the Mortgaged Properties, the operations and approval of development of any of the Mortgaged Properties, compliance by the Borrower and each of the Guarantors with Environmental Laws and Safety Laws or any actual or potential Environmental or Safety Liability of any of the Subsidiaries;

(xiii)                       the Borrower and each of the Guarantors are not aware of any material conflicts or disagreements between any Governmental Bodies and the Borrower and each of the Guarantors with respect to environmental matters; and

(xiv)                      the Borrower and each of the Guarantors do not intend as at the date of this Agreement to decrease in any material way the resources available to any Subsidiaries to address issues under Environmental Laws or Safety Laws;

(nn)         Occupancy Agreements.  The list of all of the existing material leases, agreements to lease, licences and other forms of occupancy agreements affecting any of the Mortgaged Properties (collectively, the “Occupancy Agreements”) included on the Disclosure Schedule constitutes all of the Occupancy Agreements that are material to the Borrower, the Guarantors and the Mortgaged Properties.  To the best knowledge of the Borrower and/or the Guarantors, the Occupancy Agreements are in good standing and none of the parties thereto is in default of any material obligation thereunder except those in respect of which the Borrower has advised the Lender in writing from time to time and of which the Lender has indicated in writing its satisfaction;

(oo)         Casualty.  There is no damage or destruction to any part of the Mortgaged Properties by fire or other casualty that has not been repaired;

(pp)         Liens on Collateral.  The Security creates in favour of the Lender valid and perfected mortgage liens and security interests in or on the Collateral, subject only to Permitted Liens; and

(qq)         Disclosure.  All information provided to the Lender relating to the financial condition, business, affairs and prospects of the Borrower and the Subsidiaries (other than financial projections), consisting of those documents and materials made available for review by the Borrower and referenced in binders of materials compiled by the Borrower to assist the Lender and the Lender’s counsel in connection with their due diligence review (but, for greater certainty, excluding any work product of the Lender or the Lender’s counsel), together with any information set out in the Disclosure Schedule, was true, accurate and complete in all material respects and omits no material fact necessary to make such information not misleading in light of the circumstances under which such information was provided.  All information (other than financial projections) furnished or made available by the Borrower and/or any of the Guarantors to the Lender to induce the Lender to enter into or maintain this Agreement is true, accurate and complete in all material respects and does not omit to state any material fact.  All financial projections furnished or made available by the Borrower and/or any of the Guarantors to the Lender have been prepared in good faith, on the basis of all known facts and using reasonable assumptions and the Borrower and each of the Guarantors believes such projections to be fair and reasonable and neither the Borrower nor any of the Guarantors has any knowledge or information which would materially adversely affect such financial projections.  The Borrower and each of the Guarantors has disclosed in the Disclosure Schedule everything to which it has knowledge regarding the business, operations, property, financial condition, or business prospects of itself, and each of the Mortgaged Properties, which could result in a Material Adverse Change.

6.2                                                                               Survival of Representations and Warranties

All representations and warranties of the Borrower and the Guarantors in this Agreement, the 2008 Loan Documents and all representations and warranties in any certificate delivered by the Borrower pursuant hereto and thereto, shall survive execution of the 2008 Loan Documents and the making of the 2008 Loan, and may be relied upon by the Lender as being true and correct with effect as of the date given (either initially or as brought down) until the 2008 Loan is fully and irrevocably paid, notwithstanding any investigation made at any time by the Lender or on its behalf, including, without limitation, the due diligence review referred to in Section 6.1(qq).  Without derogating from the foregoing, the representations and warranties of the Borrower and each of the Guarantors set out in Section 6.1(mm) shall survive the payment and performance of the Indebtedness, liabilities and obligations of the Borrower under, and the termination and release by the Lender of, this Agreement and the other 2008 Loan Documents.

ARTICLE 7

COVENANTS

7.1                                                                               Affirmative Covenants

The Borrower and each of the Guarantors covenants and agrees with the Lender that it shall, and, except where the failure to cause any Subsidiary could not reasonably be expected to have a Material Adverse Effect, shall cause its Subsidiaries to, from and after the Closing Date until the 2008 Loan (including interest thereon) and all fees and expenses to be paid by the Borrower to the Lender hereunder are paid in full:

(a)   Punctual Payment.  The Borrower shall pay or cause to be paid all Obligations falling due hereunder on the dates and in the manner specified herein;

(b)   Laurel Slots Facilities.  The Laurel Slots Facilities will be constructed in a good and workmanlike manner by the Borrower and its subsidiaries and its and their agents using quality materials in accordance with the Laurel Slots Facilities Plans and Specifications.

(c)   Construction Cost Overruns:  The Borrower shall promptly fund, at its own cost and expense, all cost overruns for the Laurel Slots Facilities, such that the principal amount yet to be advanced hereunder for the Laurel Slots Facilities, shall not be less than the remaining cost to complete the Laurel Slots Facilities.

(d)   Compliance with Agreements.  Carry out all its obligations under this Agreement, the Security, the Material Agreements, and the Transaction Agreement, and shall use its reasonable efforts to cause the other parties thereto to do likewise;

(e)   Use of Proceeds.  Use the proceeds of the 2008 Loan only as authorized in Section 2.1 hereof and subject to the terms and provisions of the 2008 Loan Documents and for no other purpose, without the Lender’s prior written consent, in the Lender’s sole discretion. Except as expressly permitted herein, no portion of the proceeds of the 2008 Loan shall be used by the Borrower to pay any amounts to any Affiliate, and in no event shall any amounts be paid in any manner that might cause the borrowing or the application of such proceeds to violate Regulation G, Regulation U, Regulation T or Regulation X or any other regulation of the Board of Governors of the Federal Reserve System or to violate the Securities Acts;

(f)    Hold Disbursements in Trust.  Other than the proceeds of the 2008 Loan that will be used for the purposes set forth herein, the Borrower will receive and hold in trust for the Lender all advances made hereunder directly to the Borrower and the Borrower will not apply the same for any other purposes;

(g)   Use of Specific Asset Sale Proceeds.  The Borrower and its Subsidiaries will use the net proceeds from any asset and/or real property sales in the manner set forth in Section 2.4 hereof, including, without limitation, by providing directions to the purchasers thereof to pay the applicable amount of net proceeds arising therefrom and due to the Lender pursuant to this Agreement directly to the Lender;

(h)   Corporate Existence.  The Borrower shall maintain in good standing its corporate existence under the laws of the State of Delaware and qualify and remain duly qualified to do business and own property in each jurisdiction in which such qualification is necessary in view of, and to carry on, its Core Line of Business in a commercially reasonable manner in accordance with past practice, and each Guarantor shall maintain in good standing its corporate existence under the laws of the jurisdiction of its incorporation and qualify and remain duly qualified to do business and own property in each jurisdiction in which such qualification is necessary in view of its business and operations;

(i)    Preservation of Material Authorizations.  Preserve, maintain in effect at all times and at all times comply in all material respects with all Material Authorizations;

(j)    Compliance with Applicable Law, Material Agreements, etc.  (i) Except where any such failure could not reasonably be expected to have a Material Adverse Effect, comply with (A) the requirements of all Applicable Laws, with all obligations, which, if contravened, could give rise to a Lien (other than a Permitted Lien) over any of the Collateral, and with all insurance policies required to be maintained under Section 7.1(s), and (B) all Material Agreements to which it is a party or by which it or its properties are bound; (ii) except where any such changes could not reasonably be expected to have a Material Adverse Effect, obtain the Lender’s prior written consent (which consent may be withheld in the Lender’s sole and absolute discretion) before making, permitting or allowing any material amendments or other material changes to, or the termination of, any Material Agreement (excluding leases of space in respect of the Mortgaged Properties of less than two thousand, five hundred (2,500) square feet) or any other agreement affecting the Security, except pursuant to an ordinary course renewal thereof consistent with past practice; (iii) notify the Lender of any default by any party with respect to such Material Agreements and take all commercially reasonable steps to cure any such default; (iv) obtain the Lender’s prior written consent before entering into any agreement containing any provision which would be violated or breached by the performance of its obligations hereunder or under the 2008 Loan Documents or under any instrument or document delivered or to be delivered by it hereunder or in connection herewith, or which would violate or breach any provision hereunder or under the 2008 Loan Documents or under any instrument or document delivered or to be delivered by it hereunder or in connection herewith; and (v) obtain the Lender’s prior written consent before making any material amendments to its constating documents;

(k)   Payment of Obligations.  Subject to the right to contest legitimate disputes, and subject, where applicable to the provisos in Section 7.1(x), pay and discharge, or cause to be paid and discharged, all its indebtedness and obligations to other Persons promptly in accordance with normal terms and practices of its businesses, before they shall become in default, as well as all lawful claims for labour, materials and supplies which otherwise, if unpaid, might become a lien or charge upon its properties or any part thereof;

(l)    Accounting Methods and Financial Records.  Maintain a system of accounting which is established and administered in accordance with GAAP and keep adequate records and books of account in which accurate and complete entries shall be made in accordance with such accounting principles reflecting all transactions required to be reflected by such accounting principles;

(m)  Public Information.  The Borrower shall from time to time deliver to the Lender copies of all reports, financial statements, information or proxy circulars and other information sent by the Borrower to its shareholders at the same time as the Borrower sends such material to its shareholders and the Borrower shall deliver to the Lender copies of all registration statements, prospectuses, press releases, material change reports and similar disclosure documents filed by the Borrower with any securities regulatory authority (including the Securities Commission) or stock exchange, provided that if any such reports or disclosures are filed on a confidential basis, then the Borrower shall not be required to deliver the same to the Lender until such time as they are no longer filed on a confidential basis;

(n)   Books and Records; Reporting.  Keep and maintain (and provide the Lender and its representatives and agents with reasonable access and copies of same if so requested by the Lender) at all times at the Borrower’s address (in the case of the Borrower) or at each Guarantor’s address (in the case of the Guarantors), or at the Borrower’s address, or at such other place as the Lender may approve in writing, complete and accurate books of accounts and records adequate to reflect the results of the operation of each of the Mortgaged Properties, any financial statements required to be provided to the Lender pursuant to any of the Mortgages, and copies of all written contracts, correspondence, and other documents affecting any of the Mortgaged

Properties.  Without limiting the foregoing, the Borrower and each Guarantor agrees to deliver the following to the Lender, in duplicate:

(i)             upon the written request of the Lender, and contemporaneously with the Fiscal Quarter and Fiscal Year financial statements required under this Section 7.1(n), a certificate (a “Compliance Certificate”) signed by an officer of the Borrower and an officer of each Guarantor stating that to the best of his or her knowledge after having made reasonable inquiry and without personal liability to such officer:

(A)                              (1) no Unmatured Event of Default or Event of Default has occurred and is continuing or (2) if any such Unmatured Event of Default or Event of Default has occurred and is continuing, a statement as to the nature and status thereof, including specifying the relevant particulars and the period of existence thereof and the action taken, being taken or proposed to be taken by or on behalf of the Borrower or any Guarantor with respect thereto, and stating that otherwise no Unmatured Event of Default or Event of Default has occurred during such Fiscal Quarter or Fiscal Year, as applicable, which is still continuing;

(B)                               confirming that no distributions, dividends, transfers, loans or other payments have been made by the Borrower or the Guarantors in contravention of this Agreement; and

(C)                               in each case where a Material Adverse Change has occurred, specifying the relevant particulars, the period of existence and the action taken, being taken or proposed to be taken by or on behalf of the Borrower of any Guarantor with respect thereto, such certificate to relate to the period from the end of the then last preceding Fiscal Quarter or Fiscal Year, as applicable, of the Borrower or such Guarantor in question, to and including the date of such certificate;

(ii)        the Borrower and the Guarantors shall prepare and furnish (or cause to be so prepared and furnished) to the Lender:

(A)                              within 60 days after the end of each month, an unaudited income statement and a balance sheet for the Borrower and each of the Guarantors for the preceding month, and such other documentation as the Lender may reasonably request from time to time certified as true, correct and complete by the Borrower and each of the Guarantors, as applicable;

(B)                               as soon as available and in any event within 60 days after the end of each Fiscal Quarter of the Borrower and the Guarantors, a copy of the unaudited financial statements of the Borrower and each Guarantor for such Fiscal Quarter;

(C)                               as soon as available and in any event within 120 days after the end of the Fiscal Year of the Borrower and the Guarantors, a copy of the audited annual financial statements for the Fiscal Year just ended of the Borrower and unaudited for each of the Guarantors fairly presenting the financial condition and the results of the operations of the Borrower and each Guarantor, including, without limitation, a balance sheet, an income statement and such additional reasonable information as the Lender may reasonably request from time to time;

(D)                              as soon as practicable and in any event not later than 40 days after the commencement of each Fiscal Year of the Borrower and the Guarantors, projected financial statements for the following Fiscal Year, including in each case, projected balance sheets, statements of income and retained earnings of the Borrower and the Guarantors, all in reasonable detail and in any event to include projected operating and capital budgets; and

(E)                                if reasonably requested by the Lender, the Borrower will provide supporting documentation for all receipts and expenditures disclosed on any of the aforementioned financial statements and reports, including, but not limited to, bank statements, contracts, invoices, copies of checks and general ledgers. To the extent the Lender reasonably requires based on adverse or incorrect matters disclosed in the Borrower’s records or computations, the Lender may audit the accuracy of the Borrower’s records and computations at any time and the reasonable costs and expenses of any such audit shall be paid by the Borrower. If an Event of Default shall be continuing, the Lender shall be free to conduct such audits as the Lender may deem reasonably necessary and such shall be paid for by the Borrower; and

(iii)     at any time, if requested by the Lender, the Borrower shall submit to the Lender (A) a detailed written statement of the status of any remediation activities in respect of the Mortgaged Properties (I) required under each of the Environmental Reports, to comply with Environmental Laws and/or (II) requested by the Lender in respect of the Mortgaged Properties, acting reasonably, including, without limitation, a statement as to remediation work performed to date and remediation work remaining to be completed, and (B) an updated report prepared by a consultant reasonably satisfactory to the Lender of (x) each of the Environmental Reports which contain recommendations for action by the Borrower and/or (y) the most recent update provided to comply herewith, including in such update the amounts expended during such period.  In addition, the Borrower will provide to the Lender copies of all notices or warnings of violations, or potential violations, of Environmental Laws received by the Borrower within five days of receipt of such notices or warnings;

(o)         Reporting Requirements.  The Borrower shall deliver to the Lender reasonably detailed monthly progress reports on the 30th day of each month, with the first such report to be delivered on December 30, 2008.  The monthly progress reports shall include (i) monthly financial statements, including up-to-date cash flow forecasts, summary of capital expenditures incurred in the month and planned, and revised or amended budgets, (ii) an updated marketing plan for all asset sales (including, without limiting the generality of the foregoing, the asset sales contemplated in the Transaction Agreement), including expected dates for retaining sales agents/brokers, distributing sales materials, receiving offers, executing documentation and closing and summaries of any offers and/or expressions of interest received, (iii) a reconciliation of deviations (if any) from the previously delivered monthly progress report, and (iv) such other information as the Lender requests, acting reasonably;

(p)         General Reporting Requirements.  The Borrower shall deliver to the Lender and MID weekly cash flow forecast reports with respect to the Borrower (in form and substance satisfactory to the Lender, acting reasonably), together with a reconciliation of deviations (if any) from the previously delivered weekly report;

(q)         Other Financial Information.  As soon as practicable following a request therefor from the Lender, the Borrower shall furnish to the Lender such other financial information as the Lender may reasonably request from time to time;

(r)            Required Remediation and Environmental Actions. Upon request of the Lender, the Borrower or the Guarantors, as applicable, hereby agree to complete the remediation actions recommended to be taken in the Environmental Reports with respect to the Mortgaged Properties and not heretofore undertaken which, if not undertaken, would be reasonably likely to have a Material Adverse Effect. The term “Environmental Reports” means collectively the environmental reports referred to in Schedule C, and any updates or addenda thereto if and to the extent approved by the Lender in writing, and any reports related to the Environment produced internally by the Borrower or by personnel external to the Borrower, including environmental operation and/or compliance audits, in each case along with a reliance letter relating thereto addressed to the Lender in form and substance satisfactory to the Lender.  In connection with such required remediation actions, the Borrower and/or the Guarantors shall provide the opportunity to the Lender to independently confirm that the environmental conditions are in conformity with Environmental Laws, at the cost of the Borrower, and if the Lender elects not to make such confirmation, then the Borrower or the Guarantors shall obtain an update to the applicable Environmental Report as and when requested by the Lender, acting reasonably, reporting as to the remediation work undertaken and confirming that the remaining environmental conditions are in conformity with Environmental Laws. In connection with each update to an Environmental Report, the Borrower or the Guarantors shall obtain a reliance letter relating thereto addressed to the Lender in form and substance reasonably satisfactory to the Lender and shall deliver such updates and reliance letters to the Lender.  The Borrower and the Guarantors covenant that any soils or other materials that are removed in connection with any remediation of any of the Mortgaged Properties shall be disposed of in conformity with requirements of law at a location other than any of the Mortgaged Properties;

(s)          Maintenance of Insurance.  The Borrower shall maintain on behalf of itself and its Subsidiaries or shall cause its Subsidiaries to maintain, insurance with responsible and reputable insurance companies or associations in such amounts and covering such risks as is usually carried by companies engaged in similar businesses and owning similar properties in the same general areas in which the Borrower or such Subsidiary operates, with the Lender having approved the present insurers and insurance; provided, however, that the Borrower and its Subsidiaries may self-insure to the same extent as other companies engaged in similar businesses and owning similar properties in the same general areas in which the Borrower or such Subsidiary operates and to the extent consistent with prudent business practice;

(t)            Payment of Taxes.  The Borrower and each of its Subsidiaries shall:

(i)	pay and discharge all Taxes, duties, assessments and other liabilities payable by the Borrower or such Subsidiary;

(ii)	withhold and collect all Taxes required to be withheld and collected by it and remit such Taxes to the appropriate Governmental Body at the time and in the manner required; and

(iii)	pay and discharge all obligations incidental to any trust imposed upon it by statute which, if unpaid, might become a Lien (other than a Permitted Lien) upon any of its properties;

except that no such Taxes or obligations need be paid, collected or remitted if (i) it is being actively and diligently contested in good faith by appropriate and timely proceedings, (ii) reserves considered adequate by the Borrower or its Subsidiaries shall have been set aside therefor on its books, and (iii) such Taxes or obligation shall not have resulted in a Lien other than a Permitted Lien, for which any enforcement proceedings, if commenced, shall have been stayed and, in any event, appropriate security shall have been given, if required, to prevent the commencement or continuation of proceedings;

(u)         Tax Deposits.  Upon written direction from the Lender after the occurrence of an Unmatured Event of Default or an Event of Default which remains uncured, the Borrower shall immediately commence to deposit with the Lender commencing with the first interest payment due under the 2008 Loan and on the first day of each month thereafter until the earlier of (i) the date that the Indebtedness is fully paid and (ii) the Unmatured Event of Default or Event of Default has been cured, a sum equal to one-twelfth (1/12) of the total annual taxes and assessments (general and special) respecting each of the Mortgaged Properties and the costs of insurance premiums, based upon the Lender’s reasonable estimate as to the amount of the taxes, assessments and premiums to be levied, assessed and incurred (except to the extent, and only to the extent, that, in respect of the Golden Gate Property and/or the Santa Anita Property, the Borrower or any Guarantor is making such payments to BMO and/or Wells Fargo, as the case may be, pursuant to the BMO Credit Agreement and/or the Santa Anita Senior Credit Facility). The Borrower’s initial deposit shall be increased by an amount equal to the Lender’s reasonable estimate of the amount of such taxes and insurance premiums to become owing on the due dates for the payment of such taxes and insurance premiums less the monthly payments to be deposited hereunder prior to such due dates. If any such taxes or insurance premiums relating to each of the Mortgaged Properties are also related to other premises, the amount of any deposit hereunder shall be based upon the Borrower’s and/or any Guarantor’s share of the taxes, assessments or insurance premiums, the Borrower shall apportion the total amount of the taxes, assessments or premiums levied or assessed as between such other premises and each of the Mortgaged Properties for the purposes of computing the amount of any deposit hereunder. Such deposits shall be held without any allowance of interest. Such deposits shall be used for the payment of such taxes, assessments and insurance premiums on each of the Mortgaged Properties on the earliest possible date when such payments become due. If the funds so deposited are insufficient to pay any such taxes, assessments and insurance premiums for any year when the same shall become due and payable, the Borrower shall, within 10 Banking Days after receipt of demand therefor from the Lender, deposit such additional funds as may be necessary to pay such taxes, assessments and insurance premiums in full. If the funds so deposited exceed the amount required to pay such taxes, assessments and insurance premiums for the year, the excess shall be applied on a subsequent deposit or deposits. Said deposits shall be kept in a separate, non-interest bearing account created by and in the name of the Lender. Upon the occurrence of an Unmatured Event of Default or an Event of Default, the Lender may, at its option, without being required to do so, apply any monies at the time on deposit pursuant to this Section 7.1(u) on any of the Indebtedness, in such order and manner as the Lender may elect. When the Indebtedness has been fully paid, any remaining deposits shall be paid to the Borrower.  A security interest within the meaning of the Uniform Commercial Code of the state in which the Borrower is organized as a legal entity is hereby granted to the Lender in and to any monies at any time on deposit pursuant to this Section 7.1(u), as additional security for the Indebtedness.  Such funds shall be applied by the Lender for the purposes made hereunder and shall not be subject to the direction or control of the Borrower. The Lender shall not be liable for any failure to apply the funds so deposited hereunder to the payment of any particular taxes, assessments and insurance premiums unless the Borrower, while not in default hereunder, shall have requested the Lender in writing to make application of such funds to the payment of the particular taxes, assessments or premiums for payment of which they were deposited, accompanied by the bills for such taxes, assessments or premiums. The Lender shall not be liable for any act or omission taken in good faith or pursuant to the instruction of any party, but shall be liable only for gross negligence or wilful misconduct;

(v)         Insurance:  The Borrower and the Guarantors shall maintain or cause to be maintained at all times with respect to the Mortgaged Properties and their business and operations in respect thereof all customary and prudent insurance, including, without limitation, all insurance requested by the Lender, acting reasonably.

(w)       Preserve Security.  The Borrower and each of the Guarantors shall upon reasonable request in writing by the Lender do, observe and perform all matters and things reasonably within its powers necessary or expedient to be done, observed or performed for the purpose of maintaining and preserving the security interest of the Lender as provided for herein and in the Security as valid security, perfected in the manner contemplated hereby and in the Security;

(x)           Defense of Collateral.  The Borrower and the Guarantors shall pay when due all obligations, lawful claims or demands with respect to each of the Mortgaged Properties which, if unpaid, might result in, or permit the creation of, any Lien on such Mortgaged Property, including but not limited to all lawful claims for labour, materials and supplies; provided that the Borrower or the applicable Guarantor shall have the right to contest any such claim so long as the Borrower or such Guarantor posts a bond acceptable to the Lender to protect the Lender’s interest in such Mortgaged Property, and, in general, do or cause to be done everything necessary to fully preserve the rights and interests of the Lender under this Agreement and the other 2008 Loan Documents in respect of such Mortgaged Property. The Borrower and the Guarantors shall at all times defend the Lender’s interest in and to the Mortgaged Properties, and the priority position of said interest subject to the Permitted Liens, against any and all claims of any Person adverse to the Lender.  The Borrower and the Guarantors shall take all actions reasonably deemed necessary or appropriate by the Lender to give effect to the Lender’s priority of interests contemplated by this Agreement and the other 2008 Loan Documents;

(y)         Maintenance of the Mortgaged Properties.  Subject to work to be done in connection with the Laurel Slots Facilities, the Borrower and the Guarantors shall keep the Mortgaged Properties, including all buildings and improvements now or hereafter situated thereon, and all equipment owned by them and material to the operation of any of the Mortgaged Properties, in good condition subject to reasonable wear and tear, not commit or permit any waste thereof, make all necessary or advisable repairs, replacements and improvements and subject to force majeure, and complete and restore promptly and in good workmanlike manner any building, improvements or other items of any of the real property that may be damaged, or destroyed, and subject to the right to contest legitimate disputes, pay when due all costs incurred therefor;

(z)           Laurel Slots Facilities Completion:  Except as otherwise agreed to by the Lender in writing, the Borrower or the Laurel Guarantor shall at all times remain the operating company for the Laurel Property and shall diligently cause to be done all things necessary to carry out to completion the Laurel Slots Facilities in accordance with plans and specifications therefor as are approved by the Lender, subject to such changes thereto as the Borrower or the Laurel Guarantor may consider necessary and the Lender shall have approved, acting reasonably (the “Laurel Slots Facilities Plans and Specifications”), and in accordance with all development and construction agreements related thereto, subject to such changes thereto as the Borrower or the Laurel Guarantor may consider necessary and the Lender shall have approved, acting reasonably, with all convenient speed and to complete such construction and development as promptly as reasonably practicable and substantially in accordance with the Laurel Slots Facilities Plans and Specifications and such agreements in each case to the extent amended as aforesaid. Without derogating from the foregoing, all applications for authorizations from Governmental Bodies in respect of the Laurel Slots Facilities Plans and Specifications and/or the Laurel Slots Facilities shall, to the extent that the scope, form and substance or terms thereof are inconsistent or otherwise not in accordance with the Laurel Slots Facilities Plans and Specifications, be submitted to the Lender for its review and approval.

(aa)              Material Adverse Change.  Upon the happening of any Material Adverse Change, the Borrower and/or the Guarantors shall promptly advise the Lender of such change or event;

(bb)            Notice of Default.  The Borrower and each of the Guarantors shall promptly provide the Lender with a copy of all written notices and reports received or delivered by the Borrower or such Guarantor (including notices of default) under any of the Organizational Documents, Occupancy Agreements, Construction Contracts or Material Agreements or any

other agreement providing for the borrowing of money or other extension of credit, and notices of violations of Applicable Law received by the Borrower or any of the Guarantors relating to any of the Mortgaged Properties that might have a Material Adverse Effect, including, without limitation, all racing and/or gaming licenses.  The Borrower shall furnish, or cause to be furnished, to the Lender, immediately upon becoming aware of the existence of an Event of Default or any Unmatured Event of Default, written notice of the existence of any such event or the existence of any such condition;

(cc)              Notification of Attachment or Other Action.  As soon as it becomes aware of same, the Borrower and/or each of the Guarantors shall immediately notify the Lender in writing of any attachment or other legal process levied or threatened against any of the Mortgaged Properties, or the institution of any action, suit or proceeding by or against the Borrower, any of the Guarantors or any of the Mortgaged Properties, or any information received by the Borrower and/or any of the Guarantors relative to any of the Guarantors and/or the Borrower or any of the Mortgaged Properties which might have a Material Adverse Effect or constitute a Material Adverse Change;

(dd)            Notice of Litigation and Other Matters.  The Borrower and the Guarantors shall, as soon as practicable after any of them shall become aware of the same, give notice to the Lender of the following events:

(i)

the commencement of any action, proceeding, arbitration or investigation against or in any other way relating adversely to the Borrower or any of the Guarantors or any of their respective properties, assets or businesses by any Person (including any Governmental Body) which, if adversely determined, could singly or when aggregated with all other such actions, proceedings, arbitrations and investigations reasonably be expected to have a Material Adverse Effect;

(ii)

any actual, pending or threatened litigation, arbitration or other proceeding relating to the Borrower or any of the Guarantors or any of their property, assets or business, including any of the Mortgaged Properties, which if decided adversely could result in a Material Adverse Change;

(iii)	any insurance claim made by the Borrower or any of the Guarantors in excess of $1,000,000;

(iv)	any development which has had or could reasonably be expected to have a Material Adverse Effect; and

(v)	any Default or Event of Default;

specifying, in each case, the relevant particulars thereof and the period of existence thereof and the action taken, being taken or proposed to be taken by or on behalf of the Borrower or any Guarantor with respect thereto;

(ee)              Surveys.  After the recording of any subdivision, plan of subdivision or small-scale planned development with respect to any of the Mortgaged Properties, the Borrower and the Guarantors shall obtain and deliver to the Lender, at the Borrower’s and Guarantors’ expense, in a form reasonably acceptable to the Lender: (i) an updated plan of survey for such Mortgaged Property showing such Property as so subdivided; and (ii) an endorsement to the Title Policy confirming the new legal description created by said subdivision and affirmative insurance that the Mortgage in respect of such Mortgaged Property continues to encumber such Mortgaged Property, as subdivided and newly described;

(ff)                  Inspections and Meetings.  The Borrower and each of the Guarantors shall permit each of the Lender and its authorized employees, representatives and agents at reasonable times and during normal business hours, upon giving reasonable notice, to discuss, or meet at the head office of the Borrower to discuss, with senior management of the Borrower, the business, property, financial condition and prospects of the Borrower and/or any of the Guarantors and to inspect any of the Mortgaged Properties;

(gg)            USA Patriot Act.  The Borrower hereby covenants that until such time as the Obligations are paid in full, neither it nor any of its Subsidiaries will take action (or fail to take any action) that would violate the PATRIOT Act, IEEPA or OFAC and will take all customary and reasonable steps to ensure that they are in compliance with any orders issued thereunder.  For purposes hereof, “IEEPA” means the International Emergency Economic Power Act, 50 U.S.C. §1701 et. seq., “OFAC” means the U.S. Department of Treasury’s Office of Foreign Asset Control and “Patriot Act” means the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (Public Law 107-56) (The USA PATRIOT Act);

(hh)            Separateness of Guarantors.  Each of the Guarantors shall:

(i)

maintain books and records and, if a Guarantor providing a secured guarantee hereunder, bank accounts, separate from those of any other Person and maintain separate financial statements, except that it may also be included in consolidated financial statements of its Affiliate;

(ii)	be, and at all times hold itself out to the public and all other Persons as, a separate legal entity and correct any known misunderstandings regarding its existence as a separate legal entity;

(iii)	pay the salaries of its own employees, if any, and maintain a sufficient number of employees in light of its contemplated business operations;

(iv)	use its own stationary, invoices and cheques;

(v)	file its own tax returns with respect to itself (or consolidated tax returns, if applicable) as may be required under applicable law;

(vi)	not commingle or permit to be commingled its funds or other assets with those of any other Person;

(vii)	maintain its assets in such a manner that it is not costly or difficult to segregate, ascertain or identify its individual assets from those of any other Person;

(viii)

except as contemplated by the 2008 Loan Documents, the Bridge Loan Agreement, the Gulfstream Construction Loan Agreement and the Remington Construction Loan Agreement, not guarantee or otherwise hold itself or its assets out to be responsible or available for the debts or obligations of any Person, including any Affiliate;

(ix)	conduct business in its own name;

(x)

hold separate annual shareholder meetings (or adopt written resolutions in lieu thereof where permitted under applicable corporate law), with a copy of such minutes and/or resolutions delivered to the Lender;

(xi)

hold separate quarterly and annual Board of Directors meetings (or adopt written resolutions in lieu thereof where permitted under applicable corporate law), with a copy of such minutes and/or resolutions delivered to the Lender; and

(xii)	maintain adequate capital in light of its contemplated business operations;

(ii)           Additional Security.  The Borrower shall use, and shall cause its Subsidiaries to use, commercially reasonable efforts to provide such additional security as the Lender, in its sole and absolute discretion, requests.

7.2	Negative Covenants

The Borrower and each of the Guarantors covenants and agrees with the Lender that, except as expressly permitted under this Agreement and the other 2008 Loan Documents, it shall not, nor shall it permit any of its respective Subsidiaries to, from and after the Closing Date until the 2008 Loan (including interest thereon) and all fees and expenses to be paid by the Borrower to the Lender hereunder are paid in full:

(a)   Encumber Property.  Create, grant, assume or suffer to exist any Lien upon any of its or their properties or assets, other than Permitted Liens and Liens arising in connection with financial assistance permitted by Section 7.2(i);

(b)   Capital Expenditures.  Without the Lender’s prior written approval, exercisable in the Lender’s sole discretion, incur or commit or agree to incur any Capital Expenditures, or any lienable work to be done to or for the benefit of any of the Mortgaged Properties, except (i) in accordance with budgets approved by the Lender; (ii) as required pursuant to the terms of the joint venture arrangements with Forest City Enterprises, Inc. and Caruso Affiliated, and (iii) emergency repairs;

(c)   Transactions with Affiliates.  Repay any existing indebtedness or liabilities owed to, or otherwise enter into any transaction or agreement with, any Affiliate (or any corporation which, after the transaction in question becomes effective, would become an Affiliate), other than the Lender and its Affiliates (other than the Borrower and its Subsidiaries), or permit any of its Subsidiaries to enter into any such transaction, other than (i) with an Affiliate which is the Borrower or a Guarantor, (ii) where such transaction constitutes the purchase, sale or lease of assets or the purchase or provision of services, in each case in the ordinary course of business consistent with past practice and either (A) such transaction is conducted on commercially reasonable terms and conditions, or (B) if such transaction relates to sharing facilities or personnel among the Borrower and one or more of its Affiliates, the related costs are allocated on a reasonable basis or (iii) where the repayment is of unsecured intercompany indebtedness that is Permitted Debt and has been established in the ordinary course of the Borrower’s cash management process consistent with past practice;

(d)   Amalgamations, etc. Except as specifically set forth in the Transaction Agreement, enter into any transaction (including by way of reorganization, consolidation, amalgamation, liquidation, transfer, sale or otherwise) whereby the Borrower or any of its Subsidiaries, all or any other material portion of the undertaking, property and assets of the Borrower or any of its Subsidiaries, would become the property of any other Person;

(e)   Change in Ownership of Subsidiaries.  Except as specifically set forth in the Transaction Agreement, sell or otherwise transfer or dispose of any shares in the capital stock of any Subsidiary, or any warrants, rights or options to acquire such stock, or permit any Subsidiary to issue, sell or otherwise transfer or dispose of any shares in its capital stock or the capital stock of any Subsidiary or any warrants, rights or options to acquire such stock except to the Borrower or any Subsidiary;

(f)    Investments; Acquisitions.  Engage directly or indirectly in any business activity unrelated to its Core Line of Business, or purchase or otherwise acquire or make any investment in any properties or assets, or permit or otherwise undertake any Acquisitions; provided, however, that the Borrower may make investments in Cash Equivalents in amounts and pursuant to terms acceptable to the Lender, acting reasonably;

(g)   Restricted Payments:  Without in any way limiting the generality of the restrictions and limitations contained within the covenants referenced in this Agreement, for so long as the 2008 Loan and/or any Guarantees and Indemnities delivered in connection therewith remains outstanding, the Borrower and each of its Subsidiaries (except for Gulfstream Park Racing Association Inc., GPRA Thoroughbred Training Center, Inc., and Remington Park, Inc. which entities shall be permitted to make restricted payments in accordance with and subject to the provisions set forth in the Gulfstream Construction Loan Agreement and the Remington Construction Loan Agreement) is prohibited from undertaking the following without the express prior written consent of the Lender in its sole and absolute discretion:

(i)

making any payments on, in respect of or arising under or in connection with any indebtedness pari passu with or subordinated to the 2008 Loan or indebtedness owed to any Affiliate, including any indebtedness owing to a shareholder or a Subsidiary (other than the Lender), other than payments of interest due and owing where the making of such payments will not result in an Unmatured Event of Default or an Event of Default under this

Agreement; provided, however, that the Borrower may make payments of principal on its existing unsecured indebtedness in favour of MEC Grundstucksentwicklungs GmbH;

(ii)

making any loans to third parties or Affiliates; provided, however, that the Borrower and its Subsidiaries may enter into unsecured intercompany indebtedness that is Permitted Debt pursuant to clause (xviii) of the definition thereof;

(iii)

redeeming, purchasing or otherwise retiring or cancelling for consideration any securities (including any warrants, options or rights to acquire securities, “Securities”), excluding conversion of the Subordinated Debt into equity of the Borrower in accordance with its terms;

(iv)

creating any sinking fund or entering into any analogous arrangement whereby cash is set aside or segregated for the payment of any indebtedness, other than the 2008 Loan, or for the acquisition of any equity securities of the Borrower;

(v)

except for issuances of the Borrower’s Class A Subordinate Voting Stock, issuing any Securities containing any mandatory or fixed payment obligations of any kind, whether dividend or premium or otherwise;

(vi)	declaring or paying any dividends, other than in the case of the Borrower as required by the Borrower’s certificate of incorporation;

(vii)

paying any management, consulting or similar fee, or comparable payment outside of the ordinary course of business consistent with past practice (which past practice the Lender acknowledges includes the payment of management fees to the Borrower by its Subsidiaries of up to 2.5% of the gross revenues of such Subsidiary); and

(viii)	entering into any transactions with any Affiliate for the purposes of undertaking indirectly any transaction or activity that is otherwise prohibited by this Section 7.2(g);

(h)   Debt.  Directly or indirectly, incur, assume or suffer to exist any indebtedness (including Capital Lease Obligations and Contingent Liabilities) or enter into any guarantees, hypothecation, contracts or other agreements which would make the Borrower or such Subsidiary liable for any indebtedness (including Capital Lease Obligations and Contingent Liabilities) or expense other than (i) Permitted Debt or (ii) indebtedness arising in connection with financial assistance permitted by Section 7.2(i);

(i)    Financial Assistance.  Provide financial assistance, either directly or indirectly, by means of a guarantee, provision of security or otherwise to any Person, except for (i) Permitted Debt or Permitted Liens and any other obligations which the Borrower may enter into in favour of the Lender, (ii) financial assistance given by the Borrower to any Guarantor, or by any

Guarantor to the Borrower or any other Guarantor and (iii) financial assistance given to a Subsidiary in connection with an acquisition or investment expressly permitted by this Agreement;

(j)    Disposition of Assets.  Sell, assign, transfer, convey, lease or otherwise alienate or dispose of any assets or properties, or any interest therein (financial or management) whether legal or equitable (or agree to do any of the foregoing), outside of the ordinary course of business consistent with past practice, without the prior written consent of the Lender; except that the Borrower or any Guarantor may (i) sell, lease or consign assets or properties contemplated for sale in the Transaction Agreement or that constitute real property held for sale or development or excess racetrack lands, provided that, in all cases, the proceeds therefrom are used to pay off debt in accordance with Section 2.4, and (ii) transfer, abandon, surrender or otherwise dispose of any non-material fixtures, equipment, machinery, tools, implements, facilities and appliances which may have become worn out, unserviceable, obsolete, unsuitable or unnecessary in the conduct of their businesses;

(k)   ERISA.  Following the Closing Date, (i) adopt or institute any Employee Benefit Plan that is an employee pension benefit plan within the meaning of Section 3(2) of ERISA, (ii) take any action which will result in the partial or complete withdrawal, within the meanings of Sections 4203 and 4205 of ERISA, from a Multiemployer Plan except in the case of a closure of the businesses or facilities of an ERISA Affiliate, (iii) engage or permit any Person to engage in any non-exempt transaction prohibited by Section 406 of ERISA or Section 4975 of the IRC involving any Employee Benefit Plan or Multiemployer Plan which would subject Borrower, any of the Guarantors or any ERISA Affiliate to any tax, penalty or other liability including a liability to indemnify, (iv) incur or allow to exist any accumulated funding deficiency (within the meaning of Section 412 of the IRC or Section 302 of ERISA), except for any funding deficiencies that relate to a Multiemployer Plan caused by a third party (other than an Affiliate of the Borrower), (v) fail to make full payment when due of all amounts due as contributions to any Employee Benefit Plan or Multiemployer Plan, (vi) fail to comply with the requirements of Section 4980B of the IRC or Part 6 of Title I(B) of ERISA, (vii) adopt any amendment to any Employee Benefit Plan which would require the posting of security pursuant to Section 401(a)(29) of the IRC or (viii) permit any ERISA Affiliate to do any of the things referred to in items (i) to (vii) above, where singly or cumulatively, the above could be reasonably likely to have a Material Adverse Effect;

(l)    Assertion of Certain Claims and Defenses.  To the extent permitted by Applicable Law, assert in any judicial proceeding any lender liability claim or counterclaim, the defense of lack of consideration or violation of any applicable usury laws or any similar legal or equitable defense to the validity or enforceability of this Agreement or any other 2008 Loan Document;

(m)  Sale Leasebacks.  Directly or indirectly, become or remain liable as lessee or as guarantor or other surety with respect to any lease of any property (whether real or personal or mixed), whether now owned or hereafter acquired, (i) which the Borrower or any Guarantor has sold or transferred or is to sell or transfer to any other Person other than the Borrower or a Guarantor or (ii) the Borrower or any Guarantor intends to use for substantially the same purpose as any other property which has been sold or is to be sold or transferred by the Borrower or any

Guarantor to any Person other than the Borrower or a Guarantor in connection with such lease; and

(n)   Licences and Permits.  Pledge any licences or permits, held by it or any of its Subsidiaries, to any third party;

(o)   Occupancy Agreements.  Enter into, nor permit to be entered into Occupancy Agreements for any space which constitutes any material part of the Mortgaged Properties or any of them without the prior written approval of the Lender, acting reasonably, other than stall agreements, horsemen’s quarters and leases for operations such as blacksmiths and veterinarians on market terms and consistent with past practice;

(p)   Material Agreements.  Enter into, nor permit to be entered into, any new Material Agreements without the prior written consent of the Lender, which consent may be withheld by the Lender in its sole and absolute discretion;

(q)   Use.  Use or develop a Mortgaged Property for any purposes other than as contemplated under this Agreement, the Gulfstream Development Agreement, the Gulfstream Construction Contracts (as defined in the Gulfstream Construction Loan Agreement), the Remington Construction Contracts (as defined in the Remington Construction Loan Agreement) and other permitted related purposes. Neither the Borrower nor any of the Guarantors shall permit a Mortgaged Property or any portion thereof to be converted or take any preliminary actions which could lead to a conversion to condominium or cooperative form of ownership until such time as the 2008 Loan is paid in full, together with all interest thereon;

(r)    Property Manager.  Enter into any property management agreement in respect of any of the Mortgaged Properties without the Lender’s prior written consent;

(s)   No Commingling Funds.  Commingle any assets or funds of the Guarantors with assets or funds of any of its shareholders, members, partners, principals, Affiliates or any other Person;

(t)    Subordinated Debt.  The Borrower shall not redeem any Subordinated Debt (other than by conversion into equity of the Borrower, in accordance with its terms) or otherwise create or become subject to any obligation to make any unscheduled repayment of principal on, or repurchase of, the Subordinated Debt; and

(u)   No Change in Accounting Policies.  Except as required by Applicable Law, there shall be no changes to accounting policies, practices and calculation methods from the accounting policies, practices and calculation methods used by the Borrower and the Guarantors, respectively, as at the date of this Agreement, except as required under Applicable Law.

7.3                          Environmental Matters

(a)   The Borrower and each of the Guarantors shall maintain, for itself and its Subsidiaries, a system to ensure and monitor continued compliance with Environmental Laws, which shall include reviews of such compliance, and the maintenance, in all material respects, of environmental documents and records relating to their respective businesses as required by Environmental Law.

(b)   The Borrower and each of the Guarantors shall comply, and shall take all necessary corporate or other action to cause any of its Subsidiaries to comply with all Environmental Laws except where the failure to do so could not reasonably be expected to have a Material Adverse Effect.

(c)   The Borrower and each of the Guarantors covenants and agrees that it and each Subsidiary shall not cause or permit a Release of any Hazardous Substance except in compliance, in all material respects, with Environmental Laws or that would not reasonably be expected to lead to material liability under Environmental Laws against the Borrower or a Subsidiary.

(d)   The Borrower and each of the Guarantors covenants and agrees that it and each Subsidiary shall not knowingly permit, and shall use reasonable commercial efforts to prevent any person, including but not limited to any invitee, occupant or tenant of or on real property or any part thereof, to engage in any activity (or fail to take action), which is likely to lead to the imposition of any Environmental or Safety Liability against the Borrower or a Subsidiary which would have a Material Adverse Effect.

(e)   The Borrower and each of the Guarantors shall, and shall take all necessary corporate action to cause each Subsidiary to, promptly remove any Hazardous Substance (or if removal is prohibited by any Environmental Law, the Borrower or applicable Subsidiary shall take whatever action is required to ensure compliance with such Environmental Law) from any real properties (or neighbouring lands where the Hazardous Substance has come from the Mortgaged Properties) to the extent required by Environmental Law where the failure to do so could reasonably be expected to have a Material Adverse Effect.

(f)    The Borrower and each of the Guarantors shall provide the Lender with an environmental audit report (which shall include a report arising from an environmental site assessment, investigation, compliance audit or environmental review) with respect to any real property or an update of such audit (i) upon the written request of the Lender documenting its reasonable opinion that the Borrower or any Guarantor may not be in material compliance with this Section 7.3; (ii) if such audit is required by any Governmental Body or (iii) if an Event of Default relating to an environmental matter has occurred, and the Lender has made a reasonable written request to the Borrower for such audit or update to address the Event of Default within 60 days after such request, and all such audits or updates thereof shall be at the Borrower’s expense.

(g)   If the Borrower, any Guarantor or any Subsidiary (i) receives notice that any violation of any Environmental Law may have been committed or is about to be committed by it, (ii) receives notice that any administrative or judicial complaint or order has been filed or is about to be filed against it alleging violations of any Environmental Law or requiring it to take any action in connection with the release of Hazardous Substances into the environment, or (iii) receives any notice from a Governmental Body or other Person alleging that the Borrower or any Guarantor may be liable or responsible for any Environmental or Safety Liability, in each case where the ultimate liability of the Borrower and/or any of the Guarantors or any Subsidiary which may arise from such notice could reasonably be expected to have a Material Adverse Effect, the Borrower shall, and shall cause each Subsidiary to, provide the Lender with a copy of such notice within five days of receipt thereof.  The Borrower and each of the Guarantors shall, and shall cause each Subsidiary to, also provide to the Lender, as soon as practicable after it becomes available, a copy of any environmental audit report (including any report arising from an environmental site assessment, investigation, compliance audit or environmental review), including any report required to be submitted to any Governmental Body.  If any such report estimates the cost of any clean-up or remedial action, including any approved by a Governmental Body, to be in excess of $500,000, the Borrower and each of the Guarantors shall, and shall cause each Subsidiary to, provide evidence satisfactory to the Lender, acting reasonably, of disbursements made from time to time to effect and complete such clean-up or remedial action, including within such time as may be prescribed by a Governmental Body.  The Borrower and each of the Guarantors shall, and shall cause each Subsidiary to, provide written evidence to the Lender, including a report which the Lender shall expressly be entitled to rely on, confirming the completion of the clean-up or remediation of a site with a cost in excess of $500,000, including any investigations and monitoring.

(h)   The Borrower shall, and shall cause each Subsidiary to, permit the Lender and its authorized employees, representatives and agents, at reasonable times and during normal business hours and at the Borrower’s own cost, upon giving reasonable notice, to visit, inspect and investigate (including intrusive investigations) any real property where the Lender, in its reasonable opinion, believes that the Borrower or any Subsidiary may not be in compliance with Section 7.3(g).

ARTICLE 8

CONDITIONS PRECEDENT

8.1                                                                               Conditions Precedent to Closing

The obligations of the Lender to make available the 2008 Loan or any part thereof to the Borrower are subject to compliance, on or before the Closing Date, with each of the following conditions precedent, which conditions precedent are for the sole and exclusive benefit of the Lender and may be waived in writing by the Lender:

(a)                                 the representations and warranties set out in Section 6.1 shall be true and correct in all material respects on the Closing Date as if made on and as of such date;

(b)                                no Default or Event of Default shall have occurred and be continuing nor shall it be reasonably anticipated that there be any Default or Event of Default immediately after giving effect to the execution of the 2008 Loan Documents;

(c)                                 this Agreement, in form and substance satisfactory to the Lender, shall have been executed and delivered to the Lender;

(d)                                each of the Borrower, the Lender and MID shall have received the approval of their respective board of directors to enter into this Agreement;

(e)           the Lender shall have received the following in form, scope and substance satisfactory to the Lender, acting reasonably:

(i)

an Officer’s Certificate dated the Closing Date certifying that attached thereto are true and correct copies of the following documents, and that such documents are in full force and effect, unamended:

(A)          the articles or constating documents of the Borrower and each Guarantor;

(B)           the by-laws or other organizational documents of the Borrower and each Guarantor;

(C)           a certificate of incumbency including sample signatures of officers and directors of the Borrower and each Guarantor who have executed any of the 2008 Loan Documents, or any other document delivered to the Lender under this Article; and

(D)          the resolutions or other documentation evidencing that all necessary action, corporate or otherwise, has been taken by the Borrower and each Guarantor to authorize the execution, delivery and performance of the 2008 Loan Documents to which it is a party;

(ii)	a certificate of status, certificate of good standing or similar certificate with respect to the jurisdiction of incorporation of the Borrower and each Guarantor;

(iii)	the Disclosure Schedule; and

(iv)	such other documentation or information as the Lender shall have reasonably requested; and

(f)            the Lender shall have received from the Borrower, the Guarantors, and each of the Guarantors (as defined in the Bridge Loan Agreement) (collectively, the “Releasing Persons”), a release, in form and substance satisfactory to the Lender, given by the Borrower, the Guarantors, and each of the Guarantors (as defined in the Bridge Loan Agreement) to, inter alios, the Lender, MID and its Subsidiaries (other than MEC and its Subsidiaries) and their respective directors, officers, employees and advisors (collectively, the “Released Persons”), with respect to any Claims that any of the Releasing Parties may have against any of the Released Persons.

8.2                                                                               Conditions Precedent to Advances

The obligation of the Lender to make any Advances is subject to compliance, on or before the relevant Borrowing Date, with each of the following conditions precedent, which conditions precedent are for the sole and exclusive benefit of the Lender and may be waived in writing by the Lender in its sole discretion:

(a)

the representations and warranties set out in Section 6.1 hereof shall be true and correct on the relevant Borrowing Date as if made on and as of such date and the Borrower and the Guarantors shall have delivered a certificate to that effect;

(b)

no Default or Event of Default shall have occurred and be continuing nor shall it be reasonably anticipated that there will be any Default or Event of Default immediately after giving effect to the proposed Advance and the Borrower and the Guarantors shall have delivered a certificate to that effect;

(c)

no Material Adverse Change shall have occurred since the Closing Date in the case of the initial Advance and in the case of each subsequent Advance, since the date of the last Advance and the Borrower and the Guarantors shall have delivered a certificate to that effect;

(d)

the Lender shall have received a Borrowing Notice dated at least five Banking Days prior to the relevant Borrowing Date (other than with respect to the First Advance, which Borrowing Notice shall be dated contemporaneously therewith);

(e)	the Intercreditor Agreements, in form and substance satisfactory to the Lender, in its sole and absolute discretion, shall have been executed and delivered by all parties thereto;

(f)

the BMO Credit Agreement shall have been amended in form and substance satisfactory to the Lender, in its sole and absolute discretion, to provide for (i) this Agreement (unless a consent from BMO, in form and substance satisfactory to the Lender, shall have been received to provide for this Agreement), and (ii) an extension of the term of the credit facility therein such that it expires no earlier than March 16, 2009 (subject to accelerated maturity under the BMO Credit Agreement);

(g)

the Lender shall have received and be satisfied, in its sole and absolute discretion, with updated environmental reports for each of the Mortgaged Properties owned or leased by the Guarantors to be delivered pursuant to Section 7.1(r).

(h)

as a condition precedent to the initial Advance only, the Lender shall have received payment in full of (i) all reasonable invoiced fees and reimbursable out-of-pocket expenses payable by the Borrower on or prior to the date of such initial Advance in respect of this Agreement or under any other 2008 Loan Document, including payment of all reasonable fees, disbursements and out-of-pocket expenses of counsel to the Lender and (ii) the Closing Date Arrangement Fee. For greater certainty, the Lender acknowledges that such amounts may be paid to the Lender by the Borrower using proceeds from the initial Advance;

(i)	as a condition precedent to the initial Advance only (or to such subsequent Advance as the Lender may determine, in its sole and absolute discretion), the

Lender shall have received the following in form, scope and substance satisfactory to the Lender, acting reasonably:

(i)

if so requested by the Lender, opinions of each of the Borrower’s and Guarantors’ New York Agent, the Borrower’s and Guarantors’ Maryland Agent, and the Borrower’s and Guarantors’ California Agent addressed to the Lender, the Lender’s Agent and, as applicable, the Lender’s Maryland Agent, the Lender’s California Agent, the Lender’s Delaware Agent, or the Lender’s New York Agent, which shall be similar, mutatis mutandis, to opinions provided to the Lender in connection with the initial advance under the Bridge Loan Agreement and which shall be acceptable, in form and substance, to the Lender, acting reasonably; and

(ii)

the Lender shall have received, at the expense of the Borrower, a Title Policy (or a commitment to the issuance thereof) and evidence of zoning compliance (in the form of a zoning endorsement to the Title Policy ) in respect of each of the Mortgaged Properties, all in form, scope and substance satisfactory the Lender;

(j)            as a condition precedent to the initial Advance only (or to such subsequent Advance as the Lender may determine, in its sole and absolute discretion), as evidence of, and security for, the 2008 Loan and all other obligations, liability and indebtedness of the Borrower hereunder and under the other 2008 Loan Documents, both present and future (the “Indebtedness”), the Borrower shall have delivered to the Lender, in form satisfactory to the Lender and its counsel, all of the deliveries set out below:

(i)	a grid promissory note from the Borrower in favour of the Lender (the “Borrower Note”);

(ii)

a perfected Lien (subject only to Permitted Liens) in all personal property of the Borrower now owned and hereafter acquired (including, licences and permits), in each case to the extent permitted by Applicable Law (with a negative pledge provided where a pledge is not permitted by Applicable Law) pursuant to a general security agreement from the Borrower to the Lender (the “Borrower General Security Agreement”);

(iii)

a third assignment of the right, title and interest of the Borrower in, to and under the Holdback Agreement of even date with the Bridge Loan Agreement from the Borrower to the Lender; provided that in connection with such assignment, the Borrower shall have complied with all notice requirements under the Holdback Agreement and shall have obtained all consents and waivers necessary to assign to the Lender such Holdback Agreement (the “Assignment of Holdback Agreement”);

(iv)	a second specific assignment of all inter-company loans between the Borrower and its Subsidiaries;

(v)

a second specific assignment to the Lender of the policies of insurance referred to in Section 6.1(ee) and the proceeds thereof, together with endorsements thereof in form and terms satisfactory to the Lender reflecting the Lender as a loss payee or additional insured, as applicable;

(vi)

share pledges, where permitted by Applicable Law, or negative pledges if share pledges are not permitted by Applicable Law or have previously been pledged pursuant to Permitted Debt, in respect of the shares of each of the Guarantors;

(vii)	negative pledges in respect of the shares of each of the Subsidiaries of the Borrower other than the Guarantors (subject to any existing pledges pursuant to Permitted Debt);

(viii)

a perfected fourth priority Lien on the Santa Anita Property pursuant to a mortgage of even date with this Agreement from the Santa Anita Guarantors in favour of the Lender (the “Santa Anita Fourth Mortgage”);

(ix)

a fourth priority assignment of rents and leases generated by the use and occupancy of the Santa Anita Property pursuant to an assignment of rents and lessor’s interest in the Occupancy Agreements relating to the Santa Anita Property of even date with this Agreement from the Santa Anita Guarantors in favour of the Lender (the “Santa Anita Fourth Assignment of Rents and Leases”);

(x)

a fourth general assignment of the Santa Anita Guarantors’ interest in the Material Agreements relating to the Santa Anita Property, where permitted; provided that if the assignment of any such Material Agreements is not permitted, the Santa Anita Guarantors shall use is commercially reasonable efforts to obtain all consents and waivers necessary to assign to the Lender such Material Agreement and further agrees that if such consents and waivers are not obtained, such Material Agreement shall be held by the Santa Anita Guarantors for the benefit of and in trust for the Lender (the “Santa Anita Fourth Assignment of Material Agreements”);

(xi)

a perfected fourth priority Lien in all personal property of the Santa Anita Guarantors now owned and hereafter acquired (excluding licenses and permits), in each case to the extent permitted by Applicable Law, and a negative pledge in respect of all such personal property (excluding licenses and permits), pursuant to a general security agreement from the Santa Anita Guarantors to the Lender (the “Santa Anita Fourth General Security Agreement”), it being acknowledged and agreed that the Santa Anita Fourth Mortgage, the Santa Anita Fourth Assignment of Rents and Leases, the Santa Anita Fourth Assignment of Material Agreements and the Santa Anita Fourth General Security Agreement (collectively, the

“Santa Anita Security”) is security for the Indebtedness, and not as security for the Santa Anita Guarantee and Indemnity;

(xii)	the environmental indemnity agreement in respect of the Santa Anita Property, from the Santa Anita Guarantors in favour of the Lender (the “Santa Anita Property Environmental Indemnity”);

(xiii)	related UCC financing statements;

(xiv)

a specific fourth assignment by the Santa Anita Guarantors of the policies of insurance in respect of the Santa Anita Property and the proceeds thereof, together with endorsements thereof in form and terms satisfactory to the Lender reflecting the Lender as a loss payee or additional insured, as applicable;

(xv)

any other collateral or security described in this Agreement or in any of the other 2008 Loan Documents, and such other assignments, mortgages, security agreements and undertakings relating to the Santa Anita Property and other documentation in support thereof as the Lender and its counsel shall reasonably require;

(xvi)

a perfected third priority Lien on the Golden Gate Fields Property pursuant to a mortgage of even date with this Agreement from the Golden Gate Fields Guarantors in favour of the Lender (the “Golden Gate Fields Third Mortgage”);

(xvii)

a third priority assignment of rents and leases generated by the use and occupancy of the Golden Gate Fields Property pursuant to an assignment of rents and lessor’s interest in the Occupancy Agreements relating to the Golden Gate Fields Property of even date with this Agreement from the Golden Gate Fields Guarantors in favour of the Lender (the “Golden Gate Fields Third Assignment of Rents and Leases”);

(xviii)

a third general assignment of the Golden Gate Fields Guarantors’ interest in the Material Agreements relating to the Golden Gate Fields Property, where permitted; provided that if the assignment of any such Material Agreements is not permitted, the Golden Gate Fields Guarantors shall use commercially reasonable efforts to obtain all consents and waivers necessary to assign to the Lender such Material Agreement and further agrees that if such consents and waivers are not obtained, such Material Agreement shall be held by the Golden Gate Fields Guarantors for the benefit of and in trust for the Lender (the “Golden Gate Fields Third Assignment of Material Agreements”);

(xix)

a perfected third priority Lien in all personal property of the Golden Gate Fields Guarantors now owned and hereafter acquired (excluding licences and permits), in each case to the extent permitted by Applicable Law, and a negative pledge in respect of all such personal property (excluding licences and permits), pursuant to a general security agreement from the Golden Gate Fields Guarantors to the Lender (the “Golden Gate Fields Third General Security Agreement”), it being acknowledged and agreed that the Golden Gate Fields Third Mortgage, the Golden Gate Fields Third Assignment of Rents and Leases, the Golden Gate Fields Third Assignment of Material Agreements and the Golden Gate Fields Third General Security Agreement (collectively, the “Golden Gate Fields Security”) is security for the Indebtedness, and not as security for the Golden Gate Fields Guarantee and Indemnity;

(xx)

the environmental indemnity agreement in respect of the Golden Gate Fields Property, from the Golden Gate Fields Guarantors in favour of the Lender (the “Golden Gate Fields Property Environmental Indemnity”);

(xxi)	related UCC financing statements;

(xxii)

a specific third assignment by the Golden Gate Fields Guarantors of the policies of insurance relating to the Golden Gate Fields Property and the proceeds thereof, together with endorsements thereof in form and terms satisfactory to the Lender reflecting the Lender as a loss payee or additional insured, as applicable;

(xxiii)

any other collateral or security described in this Agreement or in any of the other 2008 Loan Documents, and such other assignments, mortgages, security agreements and undertakings relating to the Golden Gate Fields Property and other documentation in support thereof as the Lender and its counsel shall reasonably require including, without limiting the generality of the foregoing, a title insurance commitment, in from and substance satisfactory to the Lender, committing the Title Company to issue Title Policies, in an amount to be determined by the Lender, acting reasonably, from the Title Company, insuring the relevant Guarantor’s fee ownership of the relevant Mortgaged Properties (other than the MJC Mortgaged Properties (the “Non-MJC Mortgaged Properties”), the adequacy of the legal descriptions of the Non-MJC Mortgaged Properties, the marketability of title of the Non-MJC Mortgaged Properties and that the mortgages forming part of the Security (other than the MJC Security) are valid Liens on the Non-MJC Mortgaged Properties, free and clear of Liens other than the Permitted Liens and exceptions to title approved in writing by the Lender, the validity and effectiveness of any such Liens on the exercise by the Lender of its rights and remedies upon the occurrence of an Event of Default under this Agreement;

(xxiv)

a perfected Lien on the Bowie Property pursuant to a mortgage from the Bowie Guarantor in favour of the Lender, ranking subsequent in priority only to Permitted Liens in respect of the Bowie Property (the “Bowie Mortgage”);

(xxv)

an assignment of rents and leases generated by the use and occupancy of the Bowie Property pursuant to an assignment of rents and lessor’s interest in the Occupancy Agreements relating to the Bowie Property from the Bowie Guarantor in favour of the Lender, ranking subsequent in priority only to Permitted Liens in respect of the Bowie Property (the “Bowie Assignment of Rents and Leases”);

(xxvi)

a general assignment of the Bowie Guarantor’s interest in the Material Agreements relating to the Bowie Property, where permitted, ranking subsequent in priority only to Permitted Liens in respect of the Bowie Property; provided that if the assignment of any such Material Agreements is not permitted, the Bowie Guarantors shall use commercially reasonable efforts to obtain all consents and waivers necessary to assign to the Lender such Material Agreement and further agrees that if such consents and waivers are not obtained, such Material Agreement shall be held by the Bowie Guarantor for the benefit of and in trust for the Lender (the “Bowie Assignment of Material Agreements”);

(xxvii)

a perfected Lien in all personal property of the Bowie Guarantor now owned and hereafter acquired (excluding licenses and permits), in each case to the extent permitted by Applicable Law, and a negative pledge in respect of all such personal property (excluding licenses and permits), pursuant to a general security agreement from the Bowie Guarantor to the Lender, ranking subsequent in priority only to Permitted Liens in respect of the Bowie Property (the “Bowie General Security Agreement”);

(xxviii)	the environmental indemnity agreement in respect of the Bowie Property, from the Bowie Guarantor in favour of the Lender (the “Bowie Property Environmental Indemnity”);

(xxix)	related UCC financing statements;

(xxx)

a specific assignment by the Bowie Guarantor of the policies of insurance in respect of the Bowie Property and the proceeds thereof, ranking subsequent in priority only to Permitted Liens in respect of the Bowie Property, together with endorsements thereof in form and terms satisfactory to the Lender reflecting the Lender as a loss payee or additional insured, as applicable;

(xxxi)

any other collateral or security described in this Agreement or in any of the other 2008 Loan Documents, and such other assignments, mortgages, security agreements and undertakings relating to the Bowie Property and other documentation in support thereof as the Lender and its counsel shall reasonably require (all of the deliveries in Section 8.2(j)(xxiv) through (xxxi) being defined herein as the “Bowie Security”, it being agreed that the Bowie Security shall be delivered to the Lender following the Closing Date in escrow and shall become effective in the event that the PNC Debt is repaid in full or in the event that the PNC Lender consents to the Bowie Security);

(xxxii)

a perfected Lien on the Laurel Property pursuant to a mortgage from the Laurel Guarantor in favour of the Lender, ranking subsequent in priority only to Permitted Liens in respect of the Laurel Property (the “Laurel Mortgage”);

(xxxiii)

an assignment of rents and leases generated by the use and occupancy of the Laurel Property pursuant to an assignment of rents and lessor’s interest in the Occupancy Agreements relating to the Laurel Property from the Laurel Guarantor in favour of the Lender, ranking subsequent in priority only to Permitted Liens in respect of the Laurel Property (the “Laurel Assignment of Rents and Leases”);

(xxxiv)

a general assignment of the Laurel Guarantor’s interest in the Material Agreements relating to the Laurel Property, where permitted, ranking subsequent in priority only to Permitted Liens in respect of the Laurel Property; provided that if the assignment of any such Material Agreements is not permitted, the Laurel Guarantor shall use its commercially reasonable efforts to obtain all consents and waivers necessary to assign to the Lender such Material Agreement and further agrees that if such consents and waivers are not obtained, such Material Agreement shall be held by the Laurel Guarantor for the benefit of and in trust for the Lender (the “Laurel Assignment of Material Agreements”);

(xxxv)

a perfected Lien in all personal property of the Laurel Guarantor now owned and hereafter acquired (excluding licenses and permits), in each case to the extent permitted by Applicable Law, and a negative pledge in respect of all such personal property (excluding licenses and permits), pursuant to a general security agreement from the Laurel Guarantor to the Lender, ranking subsequent in priority only to Permitted Liens in respect of the Laurel Property (the “Laurel General Security Agreement”);

(xxxvi)	the environmental indemnity agreement in respect of the Laurel Property, from the Laurel Guarantor in favour of the Lender (the “Laurel Property Environmental Indemnity”);

(xxxvii)	related UCC financing statements;

(xxxviii)

a specific assignment by the Laurel Guarantor of the policies of insurance in respect of the Laurel Property and the proceeds thereof, ranking subsequent in priority only to Permitted Liens in respect of the Laurel Property, together with endorsements thereof in form and terms satisfactory to the Lender reflecting the Lender as a loss payee or additional insured, as applicable;

(xxxix)

any other collateral or security described in this Agreement or in any of the other 2008 Loan Documents, and such other assignments, mortgages, security agreements and undertakings relating to the Laurel Property and other documentation in support thereof as the Lender and its counsel shall reasonably require (all of the deliveries in Section 8.2(j)(xxxii) through (xxxix) being defined herein as the “Laurel Security”, it being agreed that the Laurel Security shall be delivered to the Lender following the Closing Date in escrow and shall become effective in the event that the PNC Debt is repaid in full or in the event that the PNC Lender consents to the Laurel Security);

(xl)

a perfected Lien on the Pimlico Property pursuant to a mortgage from the Pimlico Guarantor in favour of the Lender, ranking subsequent in priority only to Permitted Liens in respect of the Pimlico Property (the “Pimlico Mortgage”);

(xli)

an assignment of rents and leases generated by the use and occupancy of the Pimlico Property pursuant to an assignment of rents and lessor’s interest in the Occupancy Agreements relating to the Pimlico Property from the Pimlico Guarantor in favour of the Lender, ranking subsequent in priority only to Permitted Liens in respect of the Pimlico Property (the “Pimlico Assignment of Rents and Leases”);

(xlii)

a general assignment of the Pimlico Guarantor’s interest in the Material Agreement relating to the Pimlico Property, where permitted; provided that if the assignment of any such Material Agreements is not permitted, the Pimlico Guarantor shall use its commercially reasonable efforts to obtain all consents and waivers necessary to assign to the Lender such Material Agreement and further agrees that if such consents and waivers are not obtained, such Material Agreement shall be held by the Pimlico Guarantor for the benefit of and in trust for the Lender, ranking subsequent in priority only to Permitted Liens in respect of the Pimlico Property (the “Pimlico Assignment of Material Agreements”);

(xliii)

a perfected Lien in all personal property of the Pimlico Guarantor now owned and hereafter acquired (excluding licenses and permits), in each case to the extent permitted by Applicable Law, and a negative pledge in respect of all such personal property (excluding licenses and permits), pursuant to a general security agreement from the Pimlico Guarantor to the Lender, ranking subsequent in priority only to Permitted Liens in respect of the Pimlico Property (the “Pimlico General Security Agreement”);

(xliv)	the environmental indemnity agreement in respect of the Pimlico Property, from the Pimlico Guarantor in favour of the Lender (the “Pimlico Property Environmental Indemnity”);

(xlv)	related UCC financing statements;

(xlvi)

a specific assignment by the Pimlico Guarantor of the policies of insurance in respect of the Pimlico Property and the proceeds thereof, ranking subsequent in priority only to Permitted Liens in respect of the Pimlico Property, together with endorsements thereof in form and terms satisfactory to the Lender reflecting the Lender as a loss payee or additional insured, as applicable;

(xlvii)

any other collateral or security described in this Agreement or in any of the other 2008 Loan Documents, and such other assignments, mortgages, security agreements and undertakings relating to the Pimlico Property and other documentation in support thereof as the Lender and its counsel shall reasonably require (all of the deliveries in Section 8.2(j)(xl) through (xlvii) being defined herein as the “Pimlico Security”, it being agreed that the Pimlico Security shall be delivered to the Lender following the Closing Date in escrow and shall become effective in the event that the PNC Debt is repaid in full or in the event that the PNC Lender consents to the Pimlico Security);

(xlviii)

in consideration of the guarantee and indemnity fees paid by the Borrower to the Golden Gate Fields Guarantors collectively in the amount of $15,000 (the “Golden Gate Fields Guarantee Fee”), the direct and indirect financial and other support that the Borrower has provided, and such direct and indirect financial and other support as the Borrower intends in the future to provide, to the Golden Gate Fields Guarantors, and in order to induce the Lender to enter into the Agreement, the guarantee and indemnity (the “Golden Gate Fields Guarantee and Indemnity”) of the Golden Gate Fields Guarantors, under which the Golden Gate Fields Guarantors unconditionally guarantee the payment and performance of the Indebtedness outstanding from time to time, as well as interest and other amounts owing hereunder or under the other 2008 Loan Documents and the performance of all other obligations of the Borrower under the 2008 Loan and the 2008 Loan Documents;

(xlix)	related UCC financing statements;

(l)

any other collateral or security described in this Agreement or in any of the other 2008 Loan Documents, and such other assignments, mortgages, security agreements and undertakings relating to the Golden Gate Fields Property and other documentation in support thereof as the Lender and its counsel shall reasonably require;”

(li)

in consideration of the guarantee and indemnity fees paid by the Borrower to the Santa Anita Guarantors collectively in the amount of $15,000 (the “Santa Anita Guarantee Fee”), the direct and indirect financial and other support that the Borrower has provided, and such direct and indirect financial and other support as the Borrower intends in the future to provide, to the Santa Anita Guarantors, and in order to induce the Lender to enter into the Agreement, the guarantee and indemnity (the “Santa Anita Guarantee and Indemnity”) of the Santa Anita Guarantors, under which the Santa Anita Guarantors unconditionally guarantee the payment and performance of the Indebtedness outstanding from time to time, as well as interest and other amounts owing hereunder or under the other 2008 Loan Documents and the performance of all other obligations of the Borrower under the 2008 Loan and the 2008 Loan Documents;

(lii)	related UCC financing statements;

(liii)

any other collateral or security described in this Agreement or in any of the other 2008 Loan Documents, and such other assignments, mortgages, security agreements and undertakings relating to the Santa Anita Property and other documentation in support thereof as the Lender and its counsel shall reasonably require;”

(liv)

in consideration of the guarantee and indemnity fees paid by the Borrower to the Bowie Guarantor in the amount of $10,000 (the “Bowie Guarantee Fee”), the direct and indirect financial and other support that the Borrower has provided, and such direct and indirect financial and other support as the Borrower intends in the future to provide, to the Bowie Guarantor, and in order to induce the Lender to enter into the Agreement, the guarantee and indemnity (the “Bowie Guarantee and Indemnity”) of the Bowie Guarantor, under which the Bowie Guarantor unconditionally guarantees the payment and performance of the Indebtedness outstanding from time to time, as well as interest and other amounts owing hereunder or under the other 2008 Loan Documents, and the performance of all other obligations of the Borrower under the 2008 Loan and the 2008 Loan Documents (it being agreed that the Bowie Guarantee and Indemnity shall be delivered to the Lender on the Closing Date in escrow and shall become effective in connection with the satisfaction of the Tranche 2 Conditions (and Tranche 3 Conditions, if applicable);

(lv)

in consideration of the guarantee and indemnity fees paid by the Borrower to the Laurel Guarantor in the amount of $10,000 (the “Laurel Guarantee Fee”), the direct and indirect financial and other support that the Borrower has provided, and such direct and indirect financial and other support as the Borrower intends in the future to provide, to the Laurel Guarantor, and in order to induce the Lender to enter into the Agreement, the guarantee and indemnity (the “Laurel Guarantee and Indemnity”) of the Laurel Guarantor, under which the Laurel Guarantor unconditionally guarantees the payment and performance of the Indebtedness outstanding from time to time, as well as interest and other amounts owing hereunder or under the other 2008 Loan Documents, and the performance of all other obligations of the Borrower under the 2008 Loan and the 2008 Loan

Documents (it being agreed that the Laurel Guarantee and Indemnity shall be delivered to the Lender on the Closing Date in escrow and shall become effective in connection with the satisfaction of the Tranche 2 Conditions (and Tranche 3 Conditions, if applicable);

(lvi)

in consideration of the guarantee and indemnity fees paid by the Borrower to the Pimlico Guarantor in the amount of $10,000 (the “Pimlico Guarantee Fee”), the direct and indirect financial and other support that the Borrower has provided, and such direct and indirect financial and other support as the Borrower intends in the future to provide, to the Pimlico Guarantor, and in order to induce the Lender to enter into the Agreement, the guarantee and indemnity (the “Pimlico Guarantee and Indemnity”) of the Pimlico Guarantor, under which the Pimlico Guarantor unconditionally guarantees the payment and performance of the Indebtedness outstanding from time to time, as well as interest and other amounts owing hereunder or under the other 2008 Loan Documents, and the performance of all other obligations of the Borrower under the 2008 Loan and the 2008 Loan Documents (it being agreed that the Pimlico Guarantee and Indemnity shall be delivered to the Lender on the Closing Date in escrow and shall become effective in connection with the satisfaction of the Tranche 2 Conditions (and Tranche 3 Conditions, if applicable);

(lvii)

in consideration of the guarantee and indemnity fees paid by the Borrower to the Maryland Racing Guarantor in the amount of $10,000 (the “Maryland Racing Guarantee Fee”), the direct and indirect financial and other support that the Borrower has provided, and such direct and indirect financial and other support as the Borrower intends in the future to provide, to the Pimlico Guarantor, and in order to induce the Lender to enter into the Agreement, the guarantee and indemnity (the “Maryland Racing Guarantee and Indemnity”) of the Maryland Racing Guarantor, under which the Maryland Racing Guarantor unconditionally guarantees the payment and performance of the Indebtedness outstanding from time to time, as well as interest and other amounts owing hereunder or under the other 2008 Loan Documents, and the performance of all other obligations of the Borrower under the 2008 Loan and the 2008 Loan Documents;

(lviii)

any other collateral or security described in this Agreement or in any of the other 2008 Loan Documents, and such other assignments, mortgages, security agreements and undertakings relating to any of the Mortgaged Properties and other documentation in support thereof as the Lender and its counsel shall reasonably require;

(lix)

in consideration of the guarantee and indemnity fees paid by the Borrower to the Thistledown Guarantor in the amount of $2,500 (the “Thistledown Guarantee Fee”), the direct and indirect financial and other support that the Borrower has provided, and such direct and indirect financial and other support as the Borrower intends in the future to provide, to the Laurel Guarantor, and in order to induce the Lender to enter into the Agreement, the guarantee and indemnity (the “Thistledown Guarantee and Indemnity”) of the Thistledown Guarantor, under which the Thistledown Guarantor unconditionally guarantees the payment and performance of the Indebtedness outstanding from time to time, as well as interest and other amounts owing hereunder or under the other 2008 Loan Documents, and the performance of all other obligations of the Borrower under the 2008 Loan and the 2008 Loan Documents;

(lx)

in consideration of the guarantee and indemnity fees paid by the Borrower to the Amtote Guarantors in the amount of $2,500 (the “Amtote Guarantee Fee”), the direct and indirect financial and other support that the Borrower has provided, and such direct and indirect financial and other support as the Borrower intends in the future to provide, to the Amtote Guarantors, and in order to induce the Lender to enter into the Agreement, the guarantee and indemnity (the “Amtote Guarantee and Indemnity”) of the Amtote Guarantors, under which the Amtote Guarantors unconditionally guarantee the payment and performance of the Indebtedness outstanding from time to time, as well as interest and other amounts owing hereunder or under the other 2008 Loan Documents and the performance of all other obligations of the Borrower under the 2008 Loan and the 2008 Loan Documents;

At all times from and after the Execution Date to and including the date that the Tranche 2 Conditions (and Tranche 3 Conditions, if applicable) have been satisfied, the security set out above in this Section 8.2(j) (save and except the Borrower Note and the MJC Security) is herein called the “Security”. At all times from and after the date that the Tranche 2 Conditions (and Tranche 3 Conditions, if applicable) have been satisfied, the security set out above in this Section 8.2(j) (save and except the Borrower Note) is herein called the “Security”. All of the foregoing documents and instruments shall have been properly registered, recorded and filed in all places which, searches shall have been conducted in all jurisdictions which, and deliveries of all consents, approvals, acknowledgements, undertakings, non-disturbance agreements, directions, negotiable documents of title and other documents and instruments to the Lender shall have been made which, in the opinion of the Lender’s counsel, are desirable or required to make effective the Security created or intended to be created in favour of the Lender to ensure the perfection and the intended priority of the Security.

ARTICLE 9

EVENTS OF DEFAULT AND REMEDIES

9.1                                                                               Events of Default

The occurrence of any of the following events shall constitute an Event of Default:

(a)                                  default by the Borrower in payment of (i) any principal when due (including, without limitation, any mandatory prepayments pursuant to Section 2.4 or (ii) any interest thereon within three Banking Days after the same becomes due or (iii) any other amount hereunder within 10 days after notice of non-payment thereof is received by the Borrower;

(b)                                 default by the Borrower or any Guarantor in the performance or observance of any covenant, condition or obligation contained in any 2008 Loan Document to which it is a party that does not require the payment of money to the Lender, and such default continues for a period of 20 days (or such longer period as the Lender may in its sole discretion determine) after the earliest of (x) receipt of notice from the Lender of such default, and (y) knowledge of the existence of such default by any officer of the Borrower;

(c)                                  any representation, warranty, certificate, information or other statement (financial or otherwise) made, deemed to be made, or furnished by or on behalf of the Borrower or any Guarantor in, or in connection with, this Agreement or any of the other 2008 Loan Documents (i) that is not or has not been qualified by reference to “material”, “in all material respects” or “Material Adverse Effect”, or any other materiality standard, shall be found to be false, incorrect, incomplete or misleading in any material respect when made, deemed to be made, or furnished or (ii) that is or has been qualified by reference to “material”, “in all material respects” or “Material Adverse Effect”, or any other materiality standard, shall be found to be false, incorrect, incomplete or misleading when made, deemed to be made, or furnished, where, in all such cases, the consequences of such misrepresentation or breach of warranty could reasonably be expected to have a Material Adverse Effect;

(d)                                 any event shall occur or condition shall exist, and shall continue after the applicable grace period, if any, specified in any agreement or instrument relating to any indebtedness or liability (including Capital Lease Obligations and Contingent Liabilities) of the Borrower, any Guarantor, and or any Subsidiary of the Borrower or any Guarantor (other than Obligations) and the effect of such event or condition is to accelerate the maturity of such indebtedness or liability (including Capital Lease Obligations and Contingent Liabilities) of the Borrower, any Guarantor, and or any Subsidiary of the Borrower or any Guarantor which (except in respect of any such indebtedness or liability to the Lender) is outstanding in an aggregate principal amount exceeding $2,000,000, or any such indebtedness or liability (including Capital Lease Obligations and Contingent Liabilities) of the Borrower, any Guarantor, and or any Subsidiary of the Borrower or any Guarantor which (except in respect of any such indebtedness or liability to the Lender) is outstanding in an aggregate principal amount exceeding $2,000,000 shall be declared to be due and payable prior to the stated maturity thereof; provided, in each case, that it shall not be an Event of Default if the

Borrower or applicable Guarantor or applicable Subsidiary is diligently contesting such acceleration or declaration in good faith by appropriate proceedings or has fully repaid the indebtedness accelerated or declared due;

(e)                                  the Borrower or any Guarantor admits in writing or by way of a public or press announcement its inability to pay its debts generally as they become due or otherwise acknowledges in writing or by way of a public or press announcement its insolvency;

(f)                                    the Borrower or any Guarantor institutes any proceeding, or takes any corporate action or executes any agreement, to authorize its participation in or commencement of, or consents to, acquiesces in, any proceeding:

(i)	seeking to adjudicate it a bankrupt or insolvent, or

(ii)

seeking liquidation, dissolution, winding up, reorganization, arrangement, protection, relief or composition of it or any of its property or debt or making a proposal or application with respect to it under any law relating to bankruptcy, insolvency, reorganization or compromise of debts or other similar laws (including, without limitation, any reorganization, arrangement or compromise of debt under the laws of its jurisdiction of incorporation);

(g)                                 any proceeding is commenced against or affecting the Borrower or any Guarantor:

(i)	seeking to adjudicate it a bankrupt or insolvent;

(ii)

seeking liquidation, dissolution, winding up, reorganization, arrangement, protection, relief or composition of it or any of its property or debt or making a proposal with respect to it under any law relating to bankruptcy, insolvency, reorganization or compromise of debts or other similar laws (including, without limitation, any reorganization, arrangement or compromise of debt under the laws of its jurisdiction of incorporation); or

(iii)	seeking appointment of a receiver, trustee, agent, custodian or other similar official for it or for any Property or any substantial part of its properties and assets; and

in each case, such proceeding is not being contested in good faith by appropriate proceedings or, if so contested, remains outstanding, undismissed and unstayed more than 45 days from the institution of such first mentioned proceeding; provided, in each case, the Borrower and any of the Guarantors remain current on their respective payroll obligations during such contest;

(h)                                 any creditor of the Borrower or any other Person shall privately appoint a receiver, trustee or similar official for any Property or any substantial part of the Borrower’s properties and assets having a Replacement Cost greater than

$10,000,000 and such appointment is not stayed and is not being contested in good faith by appropriate proceedings or, if so contested, such appointment is not terminated within 45 days from the original date of such appointment; provided, in each case, the Borrower and any of the Guarantors remain current on their respective payroll obligations during such contest;

(i)                                     any judgment or order for the payment of money in excess of $10,000,000 shall be rendered against the Borrower or any Guarantor which remains unsatisfied and (i) executions shall have been levied on any property of the Borrower or any Guarantor by or on behalf of any creditor in reliance on such judgment or order and (ii) there shall be any period during which a stay of enforcement of such judgment or order, by reason of a pending appeal or otherwise, shall not be in effect; or

(j)                                     if, at any time after execution and delivery thereof, other than by reason of a wilful act or omission of the Lender, (i) any 2008 Loan Document ceases to be in full force and effect (ii) any 2008 Loan Document is declared by a court or tribunal of competent jurisdiction to be null and void; or (iii) the validity or enforceability of any 2008 Loan Document is contested by the Borrower or any Guarantor; or (iv) the Borrower or any Guarantor denies in writing that it has any or further liability or obligations under any 2008 Loan Document; or

(k)                                  except in connection with a transaction permitted under Section 7.2(d), the Borrower or any Guarantor ceases or threatens in writing or by way of public or press announcement to cease to carry on business in the ordinary course; or

(l)                                     any event shall occur or condition shall exist, and shall continue after the applicable grace period, if any, specified in any note or indenture relating to the Subordinated Debt, and the effect of such event or condition is to enable the holders of Subordinated Debt to accelerate the maturity of the Subordinated Debt (whether or not the Subordinated Debt is accelerated), or any Subordinated Debt shall be declared to be due and payable or the Borrower shall be required to repurchase any Subordinated Debt prior to the stated maturity thereof; or

(m)                               a Material Adverse Change occurs; or

(n)                                 any event of default shall occur under any other obligation of the Borrower or any of its Subsidiaries to the Lender, including, without limitation, any Event of Default (as defined in the Gulfstream Construction Loan Agreement and/or the Remington Construction Loan Agreement).

9.2                                                                               Remedies Upon Default

Upon the occurrence of any Event of Default, subject to any applicable cure period, the Lender may by notice given to the Borrower:

(a)                                  declare the unutilized portion of the 2008 Loan to be terminated (whereupon the Lender shall not be required to make any further Advances);

(b)                                 declare all Obligations to be immediately due and payable; and

(c)                                  take such actions and commence such proceedings as may be permitted at law or in equity at such times and in such manner as the Lender in its sole discretion may consider expedient, all without, except as may be required by Applicable Law, any additional notice, presentment, demand, protest, notice of protest, dishonour or any other action.  The rights and remedies of the Lender hereunder are cumulative and are in addition to and not in substitution for any other rights or remedies provided by Applicable Law.

9.3                                                                               Distributions

During the occurrence and continuance of an Event of Default, all distributions under or in respect of any of the 2008 Loan Documents shall be held by the Lender on account of the Obligations without prejudice to any claim by the Lender for any deficiency after such distributions are received by the Lender, and the Borrower shall remain liable for any such deficiency.  All such distributions may be applied to such part of the Obligations as the Lender may see fit in its sole discretion.  The Lender may at any time change any such appropriation of any such distributions or other moneys received by the Lender and may reapply the same to any other part of the Obligations as the Lender may from time to time in its sole discretion see fit, notwithstanding any previous application.

ARTICLE 10

GENERAL

10.1                                                                        Reliance and Non-Merger

All covenants, agreements, representations and warranties of the Borrower made herein or in any other 2008 Loan Document or in any certificate or other document signed by any of its directors or officers and delivered by or on behalf of any of them pursuant hereto or thereto are material, shall be deemed to have been relied upon by the Lender notwithstanding any investigation heretofore or hereafter made by the Lender or Lender’s Counsel or any employee or other representative of any of them and shall survive the execution and delivery of this Agreement and the other 2008 Loan Documents until there are no amounts outstanding under the 2008 Loan and the Lender shall have no further obligation to make Advances hereunder.  For clarity, this Section 10.1 shall in no way affect the survival of those provisions of this Agreement or any 2008 Loan Document which by their terms are stated to survive termination of this Agreement.

10.2                                                                        Confidentiality

The Lender will maintain on a confidential basis (except as otherwise permitted hereunder or as required by Applicable Law) all information relating to the Borrower and its Subsidiaries provided to it hereunder by and on behalf of the Borrower or any of its Subsidiaries or obtained in respect of any diligence conducted in respect hereof; provided, however, that this Section 10.2 shall not apply to any information which (i) was lawfully in the public domain at the time of communication to the Lender, (ii) lawfully enters the public domain through no fault of the Lender subsequent to the time of communication to the Lender, (iii) was lawfully in the possession of the Lender free of any obligation of confidence at the time of communication to the Lender, or (iv) was lawfully communicated to the Lender free of any obligation of confidence subsequent to the time of initial communication to the Lender.

10.3                                                                        No Set-Off

To the fullest extent permitted by law, the Borrower and each of the Guarantors shall make all payments hereunder regardless of, but without prejudice to or otherwise releasing the Lender of or from, any liability, defense or counterclaim, including, without limitation, any defense or counterclaim based on any law, rule or policy which is now or hereafter promulgated by any Governmental Body which may adversely affect the Borrower’s and each of the Guarantor’s obligation to make, or the Lender’s right to receive, such payments. The Borrower and each of the Guarantors grants to the Lender the right to set off all accounts, credits or balances owed by the Lender to the Borrower and/or any of the Guarantors against the aggregate amount of principal, interest, fees and other amounts due hereunder or under any other 2008 Loan Document when any such amount shall become due and payable, whether at maturity, upon acceleration of maturity thereof or otherwise.

10.4                                                                        Employment of Experts

The Lender may, at any time and from time to time, at the Borrower’s cost, retain and employ legal counsel, independent accountants and other experts in order to perform or assist it in the performance of its rights and powers under this Agreement, the other 2008 Loan Documents or the Intercreditor Agreements and will advise the Borrower at any time that it elects to do so.

10.5                                                                        Reliance by Lender

The Lender shall be entitled to rely upon any schedule, certificate, statement, report, notice or other document or written communication (including any facsimile, telex or other means of electronic communication) of the Borrower believed by it to be genuine and correct.

10.6                                                                        Notices

Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be given by facsimile or other means of electronic communication or by hand-delivery or courier as hereinafter provided.  Any such notice, if delivered by courier, shall be deemed to be received on the next Banking Day after the date of delivery thereof, or if sent by facsimile or other means of electronic communication, shall be deemed to have been received on the day sent if sent prior to 2:00 p.m. (Toronto time) on any Banking Day or otherwise on the next succeeding Banking Day.  Notice of change of address shall also be governed by this Section 10.6.  Notices and other communications shall be addressed as follows:

(a)	if to the Borrower:

Magna Entertainment Corp.
337 Magna Drive
Aurora, Ontario
L4G 7K1

	Attention:	Chief Financial Officer, Finance
	Facsimile number:	(905) 726-7448

(b)	if to the Guarantors:

Pacific Racing Association
c/o Magna Entertainment Corp.
337 Magna Drive
Aurora, Ontario
L4G 7K1

	Attention:	Chief Financial Officer, Finance
	Facsimile number:	(905) 726-7448

MEC Land Holdings (California) Inc.
c/o Magna Entertainment Corp.
337 Magna Drive
Aurora, Ontario
L4G 7K1

	Attention:	Chief Financial Officer, Finance
	Facsimile number:	(905) 726-7448

The Santa Anita Companies, Inc.
c/o Magna Entertainment Corp.
337 Magna Drive
Aurora, Ontario
L4G 7K1

	Attention:	Chief Financial Officer, Finance
	Facsimile number:	(905) 726-7448

Los Angeles Turf Club, Incorporated
c/o Magna Entertainment Corp.
337 Magna Drive
Aurora, Ontario
L4G 7K1

	Attention:	Chief Financial Officer, Finance
	Facsimile number:	(905) 726-7448

Laurel Racing Association Limited Partnership, Southern Maryland Agricultural Association, Maryland Racing, Inc.,
c/o Magna Entertainment Corp.
337 Magna Drive
Aurora, Ontario
L4G 7K1

Attention:	Chief Financial Officer, Finance

Fax:	905.726.2585

Thistledown, Inc.,
c/o Magna Entertainment Corp.
337 Magna Drive
Aurora, Ontario
L4G 7K1

Attention:	Chief Financial Officer, Finance
Facsimile number:	(905) 726-7448

MEC Maryland Investments Inc.
c/o Magna Entertainment Corp.
337 Magna Drive
Aurora, Ontario
L4G 7K1

Attention:	Chief Financial Officer, Finance
Facsimile number:	(905) 726-7448

30000 Maryland Investments LLC
c/o Magna Entertainment Corp.
337 Magna Drive
Aurora, Ontario
L4G 7K1

Attention:	Chief Financial Officer, Finance
Facsimile number:	(905) 726-7448

in each case with a copy to:

Magna Entertainment Corp.
337 Magna Drive
Aurora, Ontario
L4G 7K1

Attention:	Chief Financial Officer, Finance
Facsimile number:	(905) 726-4448

(c)	if to the Lender:

MID Islandi sf. Zug Branch
Baererstrasse 16, CH-6304
Zug Switzerland

	Attention:	Thomas Schultheiss
Branch Manager
	Facsimile number:	+41 41725 2725

with a copy to:

MI Developments Inc.
455 Magna Drive
Aurora, Ontario
L4G 7A9

	Attention:	General Counsel
	Facsimile number:	(905) 726-2095

10.7                                                                        Further Assurances

Whether before or after the happening of an Event of Default, the Borrower shall at its own expense do, make, execute or deliver, or cause to be done, made, executed or delivered by its Subsidiaries or other Persons, all such further acts, documents and things in connection with the 2008 Loan and the 2008 Loan Documents as the Lender may reasonably require from time to time for the purpose of giving effect to the 2008 Loan Documents all within a reasonable period of time following the request of the Lender.

10.8                                                                        Assignment

The 2008 Loan Documents shall enure to the benefit of the Lender, its successors and assigns, and shall be binding upon the Borrower and the Guarantors, and their respective successors and assigns.  Neither the Borrower nor either of the Guarantors shall assign, sell, convey or otherwise transfer any of its rights or obligations under the 2008 Loan or the 2008 Loan Documents.  The Lender, may assign, sell, convey, grant participations in, pledge, or otherwise transfer all or any part of its rights or obligations under the 2008 Loan and the 2008 Loan Documents as follows (each a “Permitted Lender Assignee”): (a) at any time, to any Affiliate of the Lender, without the Borrower’s or the Guarantors’ consent; (b) at any time during which an Event of Default has occurred and is continuing, to any third party, without the Borrower’s or any Guarantor’s consent; and (c) at any time, with the Borrower’s consent, not to be unreasonably withheld.  Any Permitted Lender Assignee shall provide written notice to the Borrower and the Guarantors of such assignment and its assumption of the obligations of the Lender hereunder and thereafter shall be entitled to the performance of all of the Borrower’s and the Guarantors’ agreements and obligations under the 2008 Loan and the 2008 Loan Documents and shall be entitled to enforce all the rights and remedies of the Lender under the 2008 Loan Documents, for the benefit of such Permitted Lender Assignee, as fully as if such Permitted Lender Assignee was herein by name specifically given such rights and remedies.  Each of the

Borrower and the Guarantors expressly agrees that it will assert no claims or defenses that it may have against the Lender against any Permitted Lender Assignee, except those specifically available under this Agreement.  In the event that the Borrower or any Guarantor shall become directly liable for any additional charges or levies by any governmental or regulatory authority in consequence of the operation of this Section 10.8, the Borrower shall give the Lender notice thereof and thereafter the Lender shall indemnify the Borrower or the Guarantor, as applicable, in full for any such charges or levies.  The Borrower and the Guarantors shall be given written notice of any such assignment.  The Borrower and the Guarantors shall cooperate with and perform the reasonable requirements of the Permitted Lender Assignee, but the costs and expenses, including reasonable legal fees and disbursements relating directly to or arising directly out of any such assignment shall not be the expense of the Borrower or the Guarantors.

10.9                                                                        Disclosure of Information to Potential Permitted Lender Assignees

The Borrower and the Guarantors agree that the Lender shall have the right (but shall be under no obligation) to make available to any potential Permitted Lender Assignee any and all information which the Lender may have pursuant to the 2008 Loan Documents, provided such disclosure is not in violation of any applicable securities laws, rules or regulations and such potential Permitted Lender Assignee enters into a typical and customary confidentiality agreement in favour of the Borrower and the Guarantors.

10.10                                                                 Right to Cure

The Lender may from time to time, in its sole and absolute discretion (but shall have no obligation to do so), for the Borrower’s account and at the Borrower’s expense, pay any amount or do any act required of the Borrower or a Guarantor hereunder or required under the 2008 Loan Documents or requested by the Lender to preserve, protect, maintain or enforce any 2008 Loan, any of the Mortgaged Properties or any other Collateral, and which the Borrower or a Guarantor fails to pay or do or cause to be paid or done, including, without limitation, payment of insurance premiums, taxes or assessments, warehouse charge, finishing or processing charge, landlord’s claim, and any other lien upon or with respect to the Mortgaged Properties or any other Collateral.  Any payment made or other action taken by the Lender pursuant to this Section shall be without prejudice to any right to assert an Event of Default hereunder and to pursue the Lender’s other rights and remedies with respect thereto.

10.11                                                                 Forbearance by the Lender Not a Waiver

Any forbearance by the Lender in exercising any right or remedy under any of the 2008 Loan Documents, or otherwise afforded by Applicable Law, shall not be a waiver of or preclude the exercise of any right or remedy. The Lender’s acceptance of payment of any sum secured by any of the 2008 Loan Documents after the due date of such payment shall not be a waiver of the Lender’s right to either require prompt payment when due of all other sums so secured or to declare a default for failure to make prompt payment. The procurement of insurance or the payment of taxes or other liens or charges by the Lender shall not be a waiver of the Lender’s right to accelerate the maturity of the 2008 Loan, nor shall the Lender’s receipt of any awards, proceeds or damages operate to cure or waive the Borrower’s or any of the Guarantors’ default in payment or sums secured by any of the 2008 Loan Documents. With respect to all 2008 Loan Documents, only waivers made in writing by the Lender shall be effective against the Lender.

10.12                                                                 Waiver of Statute of Limitations and Other Defenses

The Borrower and Guarantors hereby waive the right to assert any statute of limitations or any other defense as a bar to the enforcement of the lien created by any of the 2008 Loan Documents or to any action brought to enforce any obligation secured by any of the 2008 Loan Documents.

10.13                                                                 Relationship

The relationship between the Lender and the Borrower and the Guarantors shall be that of creditor-debtor only. No term in this Agreement or in the other 2008 Loan Documents, nor any shareholder or other Affiliate relationship between the parties, and no course of dealing between the parties shall be deemed to create any relationship of agency, partnership or joint venture or any fiduciary duty by the Lender to any other party.

10.14                                                                 Time of Essence

Time is of the essence of this Agreement and each of the other 2008 Loan Documents and the performance of each of the covenants and agreement contained herein and therein.

10.15                                                                 Service of Process/Venue

The Borrower and each Guarantor hereby consents to service of process, and to be sued, in the State of New York and consents to the jurisdiction of the state and federal courts where the Mortgaged Properties are located as well as the jurisdiction of all courts from which an appeal may be taken from such courts, for the purpose of any suit, or other proceeding arising out of any of their obligations hereunder, and expressly waive any and all objections they may have as to venue in any such courts. Further, in the Lender’s sole and absolute discretion, suits to enforce this Agreement or in any way relating to the subject matter of this Agreement may be brought by the Lender in any court located within the State or County where any of the Mortgaged Properties is located or in the United States District Court having jurisdiction over all or any portion of the Mortgaged Properties.

10.16                                                                 Jury Trial Waiver

THE BORROWER, THE GUARANTORS AND THE LENDER HEREBY WAIVE THEIR RESPECTIVE RIGHTS TO A TRIAL BY JURY IN ANY ACTION OR PROCEEDING BASED UPON, OR RELATED TO, THE SUBJECT MATTER OF THIS AGREEMENT AND THE BUSINESS RELATIONSHIP THAT IS BEING ESTABLISHED. THIS WAIVER IS KNOWINGLY, INTENTIONALLY AND VOLUNTARILY MADE BY THE BORROWER, THE GUARANTORS AND THE LENDER, THE BORROWER AND EACH GUARANTOR ACKNOWLEDGES THAT NEITHER THE LENDER NOR ANY PERSON ACTING ON BEHALF OF THE LENDER HAS MADE ANY REPRESENTATIONS OF FACT TO INCLUDE THIS WAIVER OF TRIAL BY JURY OR

HAS TAKEN ANY ACTIONS WHICH IN ANY WAY MODIFY OR NULLIFY ITS EFFECT. THE BORROWER, EACH GUARANTOR AND THE LENDER ACKNOWLEDGE THAT THIS WAIVER IS A MATERIAL INDUCEMENT TO ENTER INTO A BUSINESS RELATIONSHIP, THAT EACH OF THEM HAS ALREADY RELIED ON THIS WAIVER IN ENTERING INTO THIS AGREEMENT AND THAT EACH OF THEM WILL CONTINUE TO RELY ON THIS WAIVER IN THEIR RELATED FUTURE DEALINGS. THE BORROWER, EACH GUARANTOR AND LENDER FURTHER ACKNOWLEDGE THAT THEY HAVE BEEN REPRESENTED (OR HAVE HAD THE OPPORTUNITY TO BE REPRESENTED) IN THE SIGNING OF THIS AGREEMENT AND IN THE MAKING OF THIS WAIVER BY INDEPENDENT LEGAL COUNSEL.

10.17                                                                 Final Agreement/Modification

This Agreement, together with the other 2008 Loan Documents is intended as the final expression of the agreement between the Borrower, the Guarantors and the Lender. All prior discussions, negotiations and agreements are of no further force and effect. This Agreement can be modified only in writing executed by all parties and the written agreement may not be contradicted by any evidence of any alleged oral agreement.

10.18                                                                 Continuing Agreement

This Agreement shall in all respects be a continuing agreement and shall remain in full force and effect (notwithstanding, without limitation, the death, incompetence or dissolution of any of the Borrower or any of the Guarantors).

10.19                                                                 No Third Party Beneficiaries

This Agreement, the Security and the other 2008 Loan Documents are made for the sole benefit of the Lender, the Borrower and the Guarantors, and no other party shall have any legal interest of any kind under or by reason of any of the foregoing. Whether or not the Lender elects to employ any or all the rights, powers or remedies available to it under any of the foregoing, the Lender shall have no obligation or liability of any kind to any third party by reason of any of the foregoing or any of the Lender’s actions or omissions pursuant thereto or otherwise in connection with this transaction.

10.20                                                                 No Brokers

Each of the Borrower and the Guarantors, on the one hand, and the Lender on the other hand, warrants and represents to the other that it has not employed any broker or agent in connection with the transaction contemplated hereby.  Each of the Borrower and the Guarantors, on the one hand, and the Lender on the other hand, shall indemnify and hold the other harmless from any loss or cost suffered or incurred by it as a result of any commission owed to any broker or agent claiming a commission due as a result of representing such party (or any of its Affiliates) with respect hereto.

10.21                                                                 Execution in Counterparts

This Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

10.22                                                                 Contribution by Guarantors with Respect to Obligations.

To the extent that any Guarantor shall make a payment (a “Guarantor Payment”) under its Guarantee and Indemnity given in connection with this Agreement, which, taking into account all other Guarantor Payments then previously or concurrently made by any other Guarantor, exceeds the amount which otherwise would have been paid by or attributable to such Guarantor if each Guarantor had paid the aggregate Obligations satisfied by such Guarantor Payment in the same proportion as such Guarantor’s “Allocable Amount” (as defined below) (as determined immediately prior to such Guarantor Payment) bore to the aggregate Allocable Amounts of each of the Guarantors as determined immediately prior to the making of such Guarantor Payment, then, following irrevocable payment in full in cash of the Guarantor Payment and the Obligations, and termination of this Agreement, such Guarantor shall be entitled to receive contribution and indemnification payments from, and be reimbursed by, each other Guarantor for the amount of such excess, pro rata based upon their respective Allocable Amounts in effect immediately prior to such Guarantor Payment.

As of any date of determination, the “Allocable Amount” of any Guarantor shall be equal to the maximum amount of the claim which could then be recovered from such Guarantor under its Guarantee and Indemnity given in connection with this Agreement without rendering such claim voidable or avoidable under Section 548 of Chapter 11 of the Bankruptcy Code or under any applicable state Uniform Fraudulent Transfer Act, Uniform Fraudulent Conveyance Act or similar statute or common law.

This Section 10.22 is intended only to define the relative rights of the Guarantors, and nothing set forth in this Section 10.22 is intended to or shall impair the obligations of the Guarantors, jointly and severally, to pay any amounts as and when the same shall become due and payable in accordance with the terms of the respective Guarantees and Indemnity given by each of them in connection with this Agreement.

The parties hereto acknowledge that the rights of contribution and indemnification hereunder shall constitute assets of the Guarantor or Guarantors to which such contribution and indemnification is owing.

The rights of the indemnifying Guarantors against other Guarantors under this Section 10.22 shall be exercisable only upon the full and irrevocable payment of the Obligations in cash and the termination of this Agreement, including, without limitation, the termination of the 2008 Loan commitment hereunder.

10.23                                                                 Successors and Assigns Bound; Joint and Several Liability; Agents; and Captions

The covenants and agreements contained in the 2008 Loan Documents shall bind, and the rights thereunder shall inure to, the respective permitted successors and assigns of the Lender, the Borrower and the Guarantors, subject to the provisions of this Agreement. Subject to

Section 10.22, all covenants and agreements of the Borrower and the Guarantors shall be joint and several. In exercising any rights under the 2008 Loan Documents or taking any actions provided for therein, the Lender may act through its employees, agents or independent contractors as authorized by the Lender.

10.24                                                                 Loss of Borrower Note

Upon notice from the Lender of the loss, theft, or destruction of the Borrower Note and upon receipt of an indemnity reasonably satisfactory to the Borrower from the Lender, or in the case of mutilation of the Borrower Note, upon surrender of the mutilated Borrower Note, the Borrower shall make and deliver a new note of like tenor in lieu of the then to be superseded Borrower Note.

10.25                                                                 Acknowledgment

THE BORROWER AND EACH GUARANTOR ACKNOWLEDGES THAT IT HAS THOROUGHLY READ AND REVIEWED THE TERMS AND PROVISIONS OF THIS AGREEMENT, THE ATTACHED SCHEDULES AND THE 2008 LOAN DOCUMENTS AND IS FAMILIAR WITH THE TERMS OF SAME; THAT THE TERMS AND PROVISIONS CONTAINED IN THIS AGREEMENT HAVE BEEN THOROUGHLY READ BY THE BORROWER AND EACH GUARANTOR AND ARE CLEARLY UNDERSTOOD AND FULLY AND UNCONDITIONALLY CONSENTED TO BY THE BORROWER AND EACH GUARANTOR. THE BORROWER AND EACH GUARANTOR HAS HAD FULL BENEFIT AND ADVICE OF COUNSEL OF ITS SELECTION, IN REGARD TO UNDERSTANDING THE TERMS, MEANING, AND EFFECTS OF THIS AGREEMENT. THE BORROWER AND EACH GUARANTOR FURTHER ACKNOWLEDGES THAT ITS EXECUTION OF THIS AGREEMENT AND THE 2008 LOAN DOCUMENTS IS DONE FREELY, VOLUNTARILY AND WITH FULL KNOWLEDGE, AND WITHOUT DURESS, AND THAT IN EXECUTING THIS AGREEMENT AND THE 2008 LOAN DOCUMENTS, THE BORROWER AND EACH GUARANTOR HAS RELIED ON NO OTHER REPRESENTATIONS, EITHER WRITTEN OR ORAL, EXPRESS OR IMPLIED, MADE TO IT BY ANY OTHER PARTY TO THE AGREEMENT; AND THAT THE CONSIDERATION RECEIVED BY THE BORROWER AND EACH GUARANTOR UNDER THIS AGREEMENT AND THE 2008 LOAN DOCUMENTS AND HAS BEEN ACTUAL AND ADEQUATE.

[Intentionally Left Blank]

IN WITNESS WHEREOF this Agreement has been executed by the parties hereto as of the date first written above.

MAGNA ENTERTAINMENT CORP., as Borrower

by
	Name:	Blake Tohana
	Title:	Executive Vice President and Chief Financial Officer

	Name:	William Ford
	Title:	Secretary

We have authority to bind the Corporation.

PACIFIC RACING ASSOCIATION

by
	Name:	Blake Tohana
	Title:	Executive Vice President and Chief Financial Officer

	Name:	William Ford
	Title:	Secretary

We have authority to bind the Corporation.

MEC LAND HOLDINGS (CALIFORNIA) INC.

by
	Name:	Blake Tohana
	Title:	Executive Vice President and Chief Financial Officer

	Name:	William Ford
	Title:	Secretary

We have authority to bind the Corporation.

THE SANTA ANITA COMPANIES, INC.

by
	Name:	Blake Tohana
	Title:	Executive Vice President and Chief Financial Officer

	Name:	William Ford
	Title:	Secretary

We have authority to bind the Corporation.

LOS ANGELES TURF CLUB, INCORPORATED

by
	Name:	Blake Tohana
	Title:	Executive Vice President and Chief Financial Officer

	Name:	William Ford
	Title:	Secretary

We have authority to bind the Corporation.

SOUTHERN MARYLAND AGRICULTURAL ASSOCIATION, a joint venture formed under the laws of the State of Maryland, by its members, PRINCE GEORGE’S RACING, INC. and SOUTHERN MARYLAND RACING, INC.

PRINCE GEORGE’S RACING, INC.

By:
	Name:	Blake Tohana
	Title:	Executive Vice President,
Finance

By:	Name:	William Ford
	Title:	Secretary

SOUTHERN MARYLAND RACING, INC.

By:
	Name:	Blake Tohana
	Title:	Executive Vice President,
Finance

By:	Name:	William Ford
	Title:	Secretary

We have authority to bind the Association.

LAUREL RACING ASSOCIATION LIMITED PARTNERSHIP a partnership formed under the laws of the State of Maryland, acting through its General Partner, LAUREL RACING ASSOC., INC.

by
	Name:	Blake Tohana
	Title:	Executive Vice President, Finance

	Name:	William Ford
	Title:	Secretary

We have authority to bind the Corporation.

THE MARYLAND JOCKEY CLUB OF BALTIMORE CITY, INC.

by
	Name:	Blake Tohana
	Title:	Title: Executive Vice President, Finance

	Name:	William Ford
	Title:	Secretary

We have authority to bind the Corporation.

MARYLAND RACING, INC.

by
	Name:	Blake Tohana
	Title:	Executive Vice President and Chief Financial Officer

	Name:	William Ford
	Title:	Secretary

We have authority to bind the Corporation.

THISTLEDOWN, INC.

by
	Name:	Blake Tohana
	Title:	Executive Vice President and Chief Financial Officer

	Name:	William Ford
	Title:	Secretary

We have authority to bind the Corporation.

MEC MARYLAND INVESTMENTS INC.

by
	Name:	Blake Tohana
	Title:	Executive Vice President and Chief Financial Officer

	Name:	William Ford
	Title:	Secretary

We have authority to bind the Corporation.

30000 MARYLAND INVESTMENTS LLC

by
	Name:	Blake Tohana
	Title:	Executive Vice President and Chief Financial Officer

	Name:	William Ford
	Title:	Secretary

We have authority to bind the Corporation.

MID ISLANDI SF., acting through its Zug Branch

by
	Name:	Thomas Schultheiss
	Title:	Branch Manager

	Name:	Peter Nideroest
	Title:	Branch Manager

We have authority to bind the Partnership.

SCHEDULE A

Borrowing Notice

TO:                            MID Islandi sf., acting through its Zug Branch

RE:                              Magna Entertainment Corp.

Reference is made to a loan agreement (the “2008 Loan Agreement”) dated as of December     , 2008 between Magna Entertainment Corp., as Borrower, the Guarantors and the Lender.  All terms used in this Borrowing Notice which are defined in the 2008 Loan Agreement have the meanings attributed thereto in the Bridge Loan Agreement.

The Borrower hereby requests an Advance as follows:

1.	Amount of Advance:

2.	Borrowing Date:

3.	Payment instructions (if any):

Except as specifically qualified in the Disclosure Schedule, all of the representations and warranties of the Borrower in Article 5 of the 2008 Loan Agreement are true and correct on the date hereof as if made on and as of the date hereof.

No Default or Event of Default has occurred and is continuing nor is it reasonably anticipated that any Default or Event of Default will occur immediately after giving effect to the aforementioned Advance.

Except as disclosed in writing by the Borrower to the Lender, no Material Adverse Change since the date of the last Advance (or, in the case of the initial Advance, the Closing Date) has occurred.

DATED this          day of                         ,               .

MAGNA ENTERTAINMENT CORP.

by
	Name:	Blake Tohana
	Title:	Executive Vice President and Chief Financial Officer

	Name:	William Ford

	Title:	Secretary

SCHEDULE B

Properties

1.                                                                                      Golden Gate Fields Property

Owner: MEC Land Holdings (California) Inc.

Description: See Exhibit B-1

2.                                                                                      Santa Anita Property

Owner: The Santa Anita Companies, Inc.

Description: See Exhibit B-2

3.                                                                                      Bowie Property

Owner: Southern Maryland Agricultural Association

Description: See Exhibit B-3

4.                                                                                      Laurel Property

Owner: Laurel Racing Association Limited Partnership, acting through its general partner, Laurel Racing Assoc., Inc.

Description: See Exhibit B-4

5.                                                                                      Pimlico Property

Owner: The Maryland Jockey Club of Baltimore City, Inc.

Description: See Exhibit B-5

EXHIBIT B-1

DESCRIPTION OF THE GOLDEN GATE FIELDS PROPERTY

THE LAND REFERRED TO HEREIN BELOW IS SITUATED IN THE CITY OF ALBANY/BERKELEY, COUNTY OF ALAMEDA, STATE OF CALIFORNIA, AND IS DESCRIBED AS FOLLOWS:

Parcel D:

Real property partly in the city of Albany, and partly in the city of Berkeley, County of Alameda, State of California .

An irregular shaped parcel of land in the cities of Albany and Berkeley, County of Alameda, State of California, being portions of Lots 13, 14, 22 through 26, In section 33, Township 1 North, Range 4, West, Mount Diablo Base and Meridian, and the uplands, formerly called South Cerrito, now known as Point Fleming and adjacent Marsh Lands easterly of the Meander line of ordinary high tide, as shown on that certain Map entitled “Map No. 4 of Salt Marsh and Tide Lands situated in the County of Alameda, State of California “certified copies of which are on file with the State Lands, Commission of California and with the Recorder of the City and Count of San Francisco; portions of lots 5 and 6, section 4, Township 1 South Range 4 west; Mount Diablo Base & Meridian and a portion of the land granted to Berkeley Waterfront Company described in Article II of Agreement dated March 10, 1936, recorded in Book 3306 Page 437, Official Records of said County, said Parcel being more particularly described as follows:

Commencing at the intersection of the boundary. line between the cities of Berkeley and Albany with the westerly line of said section 33; thence north 75°39’55” east, 154.82 feet to a line that is parallel with and distant easterly 150.00 feet at right angles from said westerly section line, which point is the true point of beginning for this description; thence from said true point of beginning, along said parallel line due north, a distance of 3171.10 feet, to its intersection with the southerly line of Buchanan Street (80.00 feet wide); thence due east thereon, a distance of 1095.46 feet to the beginning of a tangent curve therein concave southwesterly having a radius of 580.00 feet; thence southeasterly along said line of said Street, tangent to said curve south 36°09’00” east 63.49 feet; thence along a northwesterly line of said Street, which is the northeasterly prolongation of a radial line of a curve therein concave southwesterly having a radius of 765.00 feet, south 53°44’02” west, 5.89 feet; thence southeasterly, along said last mentioned curve Street line, a distance of 326.67 feet; thence along a westerly line of said Street, tangent to said curve, south 11°47’58” east, 596.12 feet to the beginning of a non-tangent curved westerly line of east shore state highway, which is a curve concave easterly, having a radius of 3060.00 feet (radial to said point bears south 83°00’49” west) thence southerly along said last mentioned westerly curved line, a distance of 206.19 feet to the end thereof (radial to said point bears south 79°09’11” west); thence continuing along said westerly highway line, the following described courses: south 12°01’20 east, 97.96 feet to the beginning of a non-tangent curve concave easterly, having a radius of 5052.0 feet (a radial to said point bears south 80°03’14” west); thence southerly along said last mentioned curve, a distance of 266.64 feet; thence tangent to said curve, south 12°58’12” east 33.08 feet to the beginning of a tangent curve concave westerly, having a radius of 9948.0 feet; thence southerly, along said last mentioned curve, a distance of 202.56 feet; thence tangent to said curve, south 11°48’12” east, 367.34 feet; thence south 9°53’35” east 679.01 feet; thence south 4°16’44” east, 597.54 feet to the beginning of a tangent curve concave easterly, having a radius of 3052.00 feet; thence southerly along said last mentioned curve, a distance of 418.62 feet; thence tangent to said curve south 12°08’16” east, 43.12 feet to the beginning of a tangent curve concave northwesterly, having a radius of 40.00 feet; thence along said last mentioned curve, a distance or 61.29 feet; thence along northerly line of said highway, tangent to said curve, south 75°39’25” west 80.63 feet to a westerly line of said highway; thence south 14°20’35” east thereon, 23.00 feet to its intersection with a northerly line of Gilman Street (80.00 feet wide); thence south 75°39’25” west thereon, 400.00 feet to the easterly line of Parcel 1, described in the Deed to the City of Berkeley, recorded as Reel 195, Image 217, Official Records of said County; thence north 14°20’35” west thereon, 90 feet to the northerly line of said Parcel 1, thence south 75°30’25” west thereon, 446.78 feet; thence north 25°59’00” west, 1418.53 feet to said boundary line between the cities of Berkeley and Albany; thence south 75°39’55” west thereon, 770.00 feet to the true point of beginning

Excepting therefrom, that portion lying within the land described in that certain final order of condemnation recorded. March 17, 1949, Book 5753, Page 171, Official Records

A. P. Nos.	066-2680-003-01
066-2680-3-3
066-2680-3-4
066-2686-016
066-2686-017
066-2535-001

APN: 66-2686-17/60-2535-01

EXHIBIT B-2

DESCRIPTION OF THE SANTA ANITA PROPERTY

Parcel A:

Those portions of Lots 1 and 5 of Tract 949, in the City of Arcadia, as shown on map recorded in Book 17 Page 13 of maps; in the office of the County Recorder of said county, described as follows:

Beginning at the Southeast corner of Parcel Map. No. 4626, as shown on map filed in Book 51 Page 50 of Parcel Maps, in the office of the County Recorder of said county, being a point on the North line of Huntington Drive, 195.00 feet in width; thence along the Easterly and Northeasterly boundary of said Parcel Map as follows:

North 3E 53’00” East 475.168 feet to the beginning of tangent curve, concave to the East and having a radius of 1200.00 feet; thence Northerly along said curve through a central angle of 15E 31’48” an arc distance of 325.26 feet; thence tangent to said curve North 19E 24’48” East 534.43 feet to the beginning of a tangent curve, concave to the West and having a radius of 350.00 feet; thence Northerly and Northwesterly along said curve through a central angle of 71E 22’48” an arc distance of 436.03 feet; thence tangent to said curve North 51E 58’00” West 873.36 feet; thence continuing along said boundary of Parcel Map No, 4626 North 66E 58’00” West 154.55 feet and North 51E 58’00” West 437.83 feet to the most Northerly corner of said Parcel Map, being a point on the Southeasterly line of Baldwin Avenue, 100.00 feet in width; thence Northeasterly along said Southeasterly line of Baldwin Avenue, as it now exists, to the intersection with the Westerly prolongation of the Southerly boundary line of Tract 15318 as shown on map recorded in Book 427 Pages 34 and 35 of said Maps, shown thereon as having a bearing of North 88E 57’33” East; thence North 88E 57’33” East along said Southerly boundary line to the angle point in the Southerly line of Lot 38 of said Tract 15318; thence continuing along the boundary line of said Tract 15318, and the Southerly boundary line of Tract 14940 as shown on map recorded in Book 350 Pages 48 to 50 inclusive of maps, North 68E 46’53” East 2265.62 feet to the most Easterly corner of Lot 81 of said Tract 14940, being a point on the Southwesterly line of Colorado Place; thence South 30E 33’16” East 2171.20 feet along said Southwest line of Colorado Place, 80.00 feet in width, as it now exist, to the beginning of a tangent curve therein, concave to the Northeast and having a radius of 756.78 feet; thence Southeasterly along said curve 554.82 feet to the intersection with the curved Northwesterly line of Huntington Drive, 80.00 feet in width, said curve being concave to the Southeast having a radius of 995.37 feet; thence Southwesterly along said curve 607.48 feet; thence Southwesterly along the Northwesterly line of said Huntington Drive, as it may exists, 2843.30 feet to the beginning of a tangent curve therein concave to the Northwest and having a radius of 915.20 feet; thence Southwesterly and Westerly along said curve 883.99 feet; thence Westerly along the Northerly line of said Huntington Drive, as it now exists to the point of beginning.

Except therefrom that portion of said land lying within Parcel 1 of Parcel Map No. 15852, in the City of Arcadia, as per map recorded in Book 179 Pages 93 and 94 of Parcel Maps, in the office of the County Recorder of said county.

Also except therefrom those portions of the above described parcel lying within Parcels 3 and 4 of Parcel Map No. 23862, in the City of Arcadia, as per map filed in Book 261 Pages 91 through 95 inclusive of maps, in the office of the County Recorder of said county.

Parcel B: (Includes Parcels B1 and B2)

Parcel B1:

An easement for ingress and egress and access, as reserved in the certain Short form lease (the “Lease”), dated April 6, 1972, recorded September 14, 1973 as Instrument No. 824, as amended by an American Short form of Lease III, recorded January 25, 1974 as Instrument No. 473, and as amended by a Second Amended, Short Form of Lease III, recorded January 9, 1978 as Instrument No. 78-71478, Official Records, Official Records the term and upon and subject to all the Provisions contained in the lease, as amended, across that portion of Parcel 3 of Parcel Map No. 6374, in the City of Arcadia, as per map recorded in Book 89 Pages 76 and 77 of Parcel Maps, in the office of the County Recorder of said county, described in the lease as Easement No. 2 on Exhibit “D-4” attached thereto.

Parcel B2a:

An easement for ingress and egress and access, as reserved in that certain Short form lease (the “Lease”), dated April 6, 1972, recorded September 14, 1973 as Instrument No. 824, as amended by an Amended Short Form of Lease 1, recorded January 25, 1974 as Instrument No. 472, as amended by a Short Form of Lease IV, recorded January 19, 1978 as Instrument No. 78-71479, Official Records, and as amended by an Amendment to Short Form of Lease IV, recorded December 30, 1993 as Instrument No. 93-2542579, Official Records, for the term and upon and subject to all the provisions contained in the lease, as amended, across that portion of Parcel 3, of Parcel Map No. 23862, in the City of Arcadia, as per map filed in book 261 Pages 91 to 95 inclusive of Parcel Maps, in the office of the County Recorder of said county, described in the lease as Easement No. 1 on Exhibit “D-6” attached thereto, lying below an Elevation of 466.34 feet.

Parcel C:

Non-exclusive easements, as created by a Declaration of Covenants, Conditions and Restrictions and Grant of Easements, recorded April 4, 1988 as Instrument No. 88-453704, Official Records, as amended by a document recorded December 14, 1993 as Instrument No. 93-2439878, for:

1)             Ingress and egress for pedestrian and vehicular traffic within areas improved from time to time for use as parking facilities and for pedestrian and vehicular access for parking motor vehicles in the described parking areas.

2)             Sanitary sewer system located within the area described on Exhibit “B” attached thereto.

3)             Ingress and egress for pedestrian and vehicular traffic located within the area described on Exhibit “D” attached thereto, and

4)             Surface water drainage;

All as described and defined in said Declaration, within portions of Parcel 1 of Parcel Map No. 15852, in the City of Arcadia, as per map filed in book 179 Pages 93 and 94 of Parcel Maps in the office of the County Recorder of said county.

Assessor’s Parcel No: 5775-001-021/025

EXHIBIT B-3

DESCRIPTION OF BOWIE PROPERTY

PART 1:

BEGINNING for the same at a point on the easterly right of way line of Race Track Road (variable width R/W) as shown on Prince George’s County Right of Way Plat No. 1394, said point being 25.00 feet easterly of and perpendicular to baseline of right of way station 4+38.73 and running with and along said right way line

1)                                    North 17°40’24” East 410.15 feet to a point being 25.00 feet easterly of and perpendicular to baseline station 8+48.88; thence

2)                                    North 18°58’27” East 191.80 feet to a point; thence

3)                                    North 45°38’48” West 130.29 feet to a point; thence

4)                                    North 32°32’09” West 12.94 feet to a point; thence

5)                                    North 45°35’24” West 67.09 feet to a point being 18.00 feet northeasterly of and perpendicular to baseline station I+84.84 (Ahead) or 11+84.84 (Back); thence

6)                                    North 45°35’22” West 915.34 feet to a point; thence

7)                                    North 46°00’48” West 650.01 feet to a point; thence

8)                                    North 45°23’36” West 143.88 feet to a point being 22.00 feet northeasterly of and perpendicular to baseline station 18+94.51 (Ahd) or 18+93.87 (Bk) as shown on P.G. Co. Right of Way Plat No. 1396; thence

9)                                    North 45°54’04” West 98.24 feet to a point; thence

10)                              270.81 feet along the arc of a curve deflecting to the left having a radius of 1927.74 feet and a chord bearing and distance of North 53°08’07” West 270.58 feet to a point being 25.00 feet northerly of and perpendicular to baseline station 22+58.81; thence

11)                              204.25 feet along the arc of a curve deflecting to the left having a radius of 3025.00 feet and a chord bearing and distance of North 59°05’39” West 204.21 feet to a point being 25.00 feet northerly of and perpendicular to baseline station 24+61.37; thence

12)                              North 61°01’42” West 176.96 feet to a point being 25.00 feet northerly of and perpendicular to baseline station 26+38.33; thence

13)                              88.58 feet along the arc of a curve deflecting to the right having a radius of 875.00 feet and a chord bearing and distance of North 58°07’42” West 88.54 feet to a point being

25.00 feet northerly of and perpendicular to baseline station 27+29.51 (Ahd) or 27+29.44 (Bk) as shown on P.G. Co. Right of Way Plat No. 1397; thence

14)                              North 55°13’41” West 21.28 feet to a point; thence leaving said right of way line of Race Track Road and running with the southeasterly line of Lots 3 and 4 as shown on a plat of subdivision entitled.

This commitment is invalid unless the insuring provisions and Schedules A and B are attached.

“Addition to Bowie, Lots 3 and 4” recorded in Plat Book VJ 189 as Plat No. 69 and the southwesterly extension thereof

15)                              North 47°24’13’ East 287.88 feet to an iron pipe found, said point being the northeast corner of said Lot 4; thence running with and along the northerly line of said Lot 4 and Lot 1 as shown on a plat of subdivision entitled “Lots 1 and 2, Addition to Bowie” recorded in Plat Book WWW 78 as Plat No. 31

16)                              North 60°29’43” West 302.60 feet to a point, said point being the northerly most corner of said Lot 1; thence running with and along the easterly outline of the land of the Maryland-National Capital Park & Planning Commission (MNCPPC) as described as Parcel 2 in a deed recorded in Liber 13708 Folio 619

17)                              446.88 feet along the arc of a curve deflecting to the left having a radius of 4844.19 feet and a chord bearing and distance of North 57°56’33” East 446.72 feet to a point at the northeast corner of said parcel; thence running with and along the southerly outline of the land of the MNCPPC as described as Parcel B in a deed recorded in Liber 14469 Folio 673 the following courses and distances:

18)                              221.78 feet along the arc of a curve deflecting to the right having a radius of 378.50 feet and a chord bearing and distance of South 62°40’07” East 218.62 feet to a point; thence

19)                              South 50°14’57” East 265.00 feet to a point; thence

20)                              South 48°55’47” East 147.73 feet to a point; thence

21)                              South 51°35’47” East 29.61 feet to a point; thence

22)                              North 33°11’03” East 60.00 feet to a point on the outline of the land of MNCPPC as described as Parcel 1 in a deed recorded in Liber 13708 Folio 619; thence running with and along said property the following courses and distances:

23)                              South 51°31’43” East 3.55 feet to an iron pipe found; thence

24)                              North 32°17’12” East 6.06 feet to an iron pipe found; thence

25)                              South 70°45’50” East 119.15 feet to an iron pipe found; thence

26)                              North 66°39’51” East 1719.20 feet to a point on the southerly bank of the Patuxent River; thence running with and along the said southerly bank of the Patuxent River the following eleven (11) courses and distances:

27)                              South 17°18’30” East 131.92 feet to a point; thence

28)                              South 24°01’21” East 115.09 feet to a point; thence

29)                              South 38°14’19” East 93.53 feet to a point; thence

30)                              North 86°58’13” East 106.68 feet to a point; thence

31)                              South 25°04’22” East 91.l8 feet to a point; thence

32)                              South 08°28’21” West 115.62 feet to a point; thence

33)                              South 21°55’ 13” East 243.26 feet to a point; thence

34)                              South 41°35’37” East 173.63 feet to a point; thence

35)                              South 16°26’25” East 134.83 feet to a point; thence

36)                              South 35°58’09” East 114.34 feet to a point; thence

37)                              South 45°01 ‘43” East 140.73 feet to a point on the westerly outline of Parcel H as shown on a plat of subdivision entitled “Plat Twenty, Saddlebrook” recorded in Plat Book VJ 171 as Plat No. 82; thence leaving said bank of the Patuxent River and running with and along the said westerly outline of Parcel H as shown on said “Plat Twenty, Saddlebrook” and a plat entitled “Plat Eighteen, Saddlebrook” recorded in Plat Book VJ 172 as Plat No. 48 the following seven (7) courses and distances:

38)                              South 42”08’43” West 253.81 feet to a point; thence

39)                              South 07°21’ 17” East 460.00 feet to a point; thence

40)                              South 23°08’43” West 215.00 feet to a point; thence

41)                              South 40°58’03” East 327.90 feet to a point; thence

42)                              South 02°12’48” West 337.96 feet to a point; thence

43)                              South 45°28’41” West 471 feet to a point; thence

44)                              South 02°07’55” West 150.43 feet to a point; thence running with the northerly outline of Parcel D as shown on plats of subdivision entitled “Plat Five, Saddlebrook” recorded in Plat Book No. 72 the following three (3) courses and distances:

45)                              North 88°10’24” West 342.41 feet to a point; thence

46)                              South 79°20’ 16” West 329.69 feet to a point; thence

47)                              South 67°45’27” West 405.81 feet to the point of beginning.

CONTAINING 5,604,297 square feet or 128.6570 acres of land.

PART 2:

BEGININNG for the same at a point, said point being at the northerly end of the division line between Lot 56 and Lot 59, Block F as shown on plats of subdivision entitled “Plat Sixteen, Saddlebrook West” recorded in Plat Book VJ 179 as Plat No. 32 and “Plat Seventeen, Saddlebrook West” recorded in Plat Book VJ 179 as Plat No. 33 and running with the northerly outline of said “Plat Sixteen” and plats entitled “Plat Fifteen, Saddlebrook West” and “Plat Fourteen, Saddlebrook West” recorded in Plat Books VJ 179 as Plat Nos. 31 and 30, respectively

North 65°56’41” West 1719.11 feet to a point being the northwest corner of Lot 37, Block F as shown on said “Plat Fourteen”; thence running with the easterly outline of subdivision plats entitled” Plat Thirteen, Saddlebrook West” and “Plat Thirty-two, Saddlebrook West” recorded in Plat Books VJ 179 as Plat Nos. 29 and 48, respectively

48)                              North 09°32’42” East 66.64 feet to a point; thence

49)                              North 28°50’20” East 427.02 feet to a point; thence

50)                              North 86°20’41” East 117.11 feet to a point; thence

51)                              South 85°45’54” East 166.25 feet to a point; thence

52)                              North 31°24’21” East 216.13 feet to a point; thence

53)                              North 60°34’43” East 276.67 feet to a point; thence

54)                              North 60°34’43” East 16.74 feet to a point on the southerly right of way line of Race Track Road (variable width R/W) as shown on P.G. Co. Right of Way Plat No. 1396; thence running with and along said right of way line the following courses and distances:

55)                              20.28 feet along the arc of a curve deflecting to the right having a radius of 2975.00 feet and a chord bearing and distance of South 57°21’18” East 20.28 feet to a point being 25.00 feet southerly of and perpendicular to baseline station 22+58.81; thence

56)                              359.52 feet along the arc of a curve deflecting to the right having a radius of 1877.74 feet and a chord bearing and distance of South 51°40’29” East 358.97 feet to a point being 25.00 feet southerly of and perpendicular to base line station 18+94.51 (Ahd) or 18+93.87 (Bk); thence

57)                              South 46°11’23” East 793.56 feet to a point; thence

58)                              South 45°35’22” East 283.89 feet to a point; thence leaving said southerly road right of way line and running with the westerly outline of said “Plat Seventeen, Saddlebrook West” the following courses and distances:

59)                              South 45°18’24” West 278.92 feet to a point; thence

60)                              South 42°09’34” West 100.41 feet to a point; thence

61)                              South 34°52’32” West 67.65 feet to a point; thence

62)                              South 23°25’24” West 170.69 feet to the point of beginning.

CONTAINING 1,436,571 square feet or 32.9791 acres of land.

As shown on an ALTA/ACSM Land Title Survey prepared by Greenman-Pedersen, Inc. entitled “Property of Southern Maryland Agricultural Association” dated April 26, 2002

(Drawing: ABO12015-bowie.dwg).

EXHIBIT B-4

DESCRIPTION OF LAUREL PROPERTY

PART 1

Part of the Property of

Laurel Racing Association Limited Partnership

Anne Arundel County, Maryland

West of Brock Bridge Road

BEING A PORTION OF THE LAND ACQUIRED BY LAUREL RACING ASSOCIATION LIMITED PARTNERSHIP, A MARYLAND LIMITED PARTNERSHIP, BY TWO DEEDS; THE FIRST FROM LAUREL RACE COURSE, INC., A MARYLAND CORPORATION, BY DEED DATED DECEMBER 10, 1984 AND RECORDED IN LIBER 3826 FOLIO 310, AND THE SECOND FROM WINDOM CARLETON MILLER, JR., ET AL, BY DEED DATED JUNE 8, 2001 AND RECORDED IN LIBER 10472 FOLIO 22; ALL AMONG THE LAND RECORDS OF ANNE ARUNDEL COUNTY, MARYLAND.

BEGINNING FOR THE SAME AT A POINT ON THE NORTHERLY RIGHT OF WAY LINE OF MARYLAND ROUTE 198, SAID POINT BEING LOCATED 130.00 FEET RIGHT OF PC STATION 74+23.41 BK = 74+23.43 AHD, AS SHOWN ON STATE ROADS COMMISSION PLAT 48211; THENCE, BINDING ON SAID RIGHT OF WAY, WITH COURSES REFERRED TO THE MARYLAND STATE PLANE COORDINATE SYSTEM (NAD 83)

63)                                SOUTH 58°09’45” WEST 743.37 FEET TO A POINT; THENCE LEAVING SAID NORTHERLY RIGHT OF WAY LINE AND RUNNING

64)                                NORTH 32°19’15” WEST 280.53 FEET TO A POINT; THENCE

65)                                NORTH 36°31’15” WEST 1309.18 FEET TO A POINT; THENCE

66)                                NORTH 70°16’15” WEST 72.00 FEET TO A POINT; THENCE

67)                                SOUTH 36°31’15” EAST 1367.58 FEET TO A POINT; THENCE

68)                                SOUTH 32°19’15” EAST 278.72 FEET TO A POINT ON THE SAID NORTHERLY RIGHT OF WAY LINE OF MARYLAND ROUTE 198; THENCE RUNNING WITH AND ALONG SAME

69)                                SOUTH 58°09’45” WEST 832.97 FEET TO A POINT ON THE 3RD OR NORTH 80°06’57” WEST 267.98 FOOT LINE OF THE ABOVE SAID FIRST CONVEYANCE, SAID POINT ALSO BEING ON THE EASTERN MOST BANK OF THE PATUXENT RIVER; THENCE RUNNING WITH AND ALONG SAID BANK

70)                                NORTH 80°06’47” WEST 67.37 FEET TO THE END OF THE SAID THIRD LINE ;  THENCE, BINDING ON THE 4TH THROUGH THE 22ND, LINE, ALONG THE SAID BANK

71)                                SOUTH 82°28’44” WEST 213.84 FEET TO A POINT; THENCE,

72)                                NORTH 58°23’23” WEST 122.11 FEET TO A POINT; THENCE,

73)                                NORTH 34°01’00” WEST 96.52 FEET TO A POINT; THENCE,

74)                                NORTH 00°21’44” WEST 314.01 FEET TO A POINT; THENCE,

75)                                NORTH 14°02’00” WEST 239.14 FEET TO A POINT; THENCE,

76)                                NORTH 35°45’13” EAST 280.74 FEET TO A POINT; THENCE,

77)                                NORTH 03°24’51” EAST 184.49 FEET TO A POINT; THENCE,

78)                                NORTH 18°45’55” WEST 217.57 FEET TO A POINT; THENCE,

79)                                NORTH 03°10’57” EAST 162.25 FEET TO A POINT; THENCE

80)                                NORTH 41°33’49” WEST 141.68 FEET TO A POINT; THENCE,

81)                                NORTH 76°48’51” WEST 228.01 FEET TO A POINT; THENCE,

82)                                NORTH 47°14’35” WEST 144.36 FEET TO A POINT; THENCE,

83)                                NORTH 15°56’33” WEST 160.16 FEET TO A POINT; THENCE,

84)                                NORTH 29°38’31” WEST 349.97 FEET TO A POINT; THENCE,

85)                                NORTH 40°12’13” WEST 99.70 FEET TO A POINT ON THE SOUTHERLY RIGHT OF WAY LINE OF THE CSX TRANSPORTATION RAILROAD (LIBER 89, FOLIO 94 AND LIBER 19, FOLIO 310); THENCE RUNNING WITH AND ALONG SAME

86)                                NORTH 52°38’25” EAST 89.68 FEET TO A POINT; THENCE

87)                                NORTH 54°38’25” EAST 100.00 FEET TO A POINT; THENCE

88)                                NORTH 44°38’25” EAST 105.90 FEET TO A POINT; THENCE

89)                                NORTH 51°38’25” EAST 96.50 FEET TO A POINT; THENCE

90)                                NORTH 58°38’25” EAST 102.90 FEET TO A POINT; THENCE

91)                                NORTH 58°08’25” EAST 103.90 FEET TO A POINT; THENCE

92)                                NORTH 57°53’25” EAST 97.00 FEET TO A POINT; THENCE

93)                                NORTH 59°08’25” EAST 99.00 FEET TO A POINT; THENCE

94)                                SOUTH 29°51’13” EAST 10.00 FEET TO A POINT; THENCE

95)                                350.00 FEET ALONG THE ARC OF A CURVE DEFLECTING TO THE RIGHT HAVING A RADIUS OF 3729.83 FEET AND A CHORD BEARING AND DISTANCE OF NORTH 62°50’05” EAST 349.87 FEET TO A POINT; THENCE

96)                                SOUTH 24°28’38” EAST 10.00 FEET TO A POINT; THENCE

97)                                650.00 FEET ALONG THE ARC OF A CURVE DEFLECTING TO THE RIGHT HAVING A RADIUS OF 3719.83 FEET AND A CHORD BEARING AND DISTANCE OF NORTH 70°31’44” EAST 649.17 FEET TO A POINT; THENCE

98)                                NORTH 14°38’19” WEST 20.02 FEET TO A POINT; THENCE

99)                                NORTH 75°21’41” EAST 250.00 FEET TO A POINT; THENCE

100)                          NORTH 14°38’19” WEST 10.00 FEET TO A POINT; THENCE

101)                          NORTH 75°21’41” EAST 54.15 FEET TO A POINT; THENCE

102)                          NORTH 71°53’41” EAST 701.38 FEET TO A POINT; THENCE

103)                          NORTH 66°40’52” EAST 144.01 FEET TO A POINT; THENCE

104)                          NORTH 25°03’57” WEST 10.00 FEET TO A POINT; THENCE

105)                          NORTH 62°29’54” EAST 199.94 FEET TO A POINT; THENCE

106)                          NORTH 29°56’16” WEST 20.00 FEET TO A POINT; THENCE

107)                          NORTH 52°18’34” EAST 69.91 FEET TO A POINT; THENCE

108)                          NORTH 60°23’35” EAST 98.00 FEET TO A POINT; THENCE

109)                          NORTH 50°23’35” EAST 97.00 FEET TO A POINT; THENCE

110)                          NORTH 53°23’35” EAST 101.50 FEET TO A POINT; THENCE

111)                          NORTH 50°08’35” EAST 106.90 FEET TO A POINT; THENCE

112)                          NORTH 48°08’35” EAST 101.50 FEET TO A POINT; THENCE

113)                          NORTH 43°53’35” EAST 102.90 FEET TO A POINT; THENCE

114)                          NORTH 43°23’35” EAST 105.90 FEET TO A POINT; THENCE

115)                          NORTH 41°25’01” EAST 96.00 FEET TO A POINT; THENCE

116)                          NORTH 38°12’01” EAST 114.80 FEET TO A POINT; THENCE

117)                          NORTH 37°25’01” EAST 93.00 FEET TO A POINT; THENCE

118)                          NORTH 31°55’01” EAST 99.00 FEET TO A POINT; THENCE

119)                          NORTH 32°40’01” EAST 102.80 FEET TO A POINT; THENCE

120)                          NORTH 26°40’01” EAST 98.00 FEET TO A POINT; THENCE

121)                          NORTH 28°12’01” EAST 68.35 FEET TO A POINT ON THE SOUTHERLY RIGHT OF WAY LINE OF WHISKEY BOTTOM ROAD (VARIABLE WIDTH R/W); THENCE RUNNING WITH AND ALONG SAID SOUTHERLY ROAD RIGHT OF WAY LINE

122)                          SOUTH 62°54’57” EAST 98.61 FEET TO A POINT; THENCE

123)                          SOUTH 71°05’02” EAST 206.56 FEET TO A POINT; THENCE

124)                          229.96 FEET ALONG THE ARC OF A CURVE DEFLECTING TO THE LEFT HAVING A RADIUS OF 1472.39 FEET AND A CHORD BEARING AND DISTANCE OF SOUTH 64°28’24” EAST 229.72 FEET TO A POINT; THENCE

125)                          SOUTH 68°56’51” EAST 95.56 FEET TO A POINT; THENCE

126)                          SOUTH 26°14’41” EAST 40.69 FEET TO A POINT ON THE WESTERLY RIGHT OF WAY LINE OF BROCK BRIDGE ROAD (80’ R/W) AS DESCRIBED IN A DEED RECORDED IN LIBER 14201 AT FOLIO 501; THENCE RUNNING WITH AND ALONG SAID WESTERLY ROAD RIGHT OF WAY LINE

127)                          SOUTH 16°27’30” WEST 149.56 FEET TO A POINT; THENCE\

128)                          310.17 FEET ALONG THE ARC OF A CURVE DEFLECTING TO THE LEFT HAVING A RADIUS OF 2040.00 FEET AND A CHORD BEARING AND DISTANCE OF SOUTH 12°06’09” WEST 309.87 FEET TO A POINT; THENCE

129)                          SOUTH 07°44’49” WEST 2141.48 FEET TO A POINT; THENCE

130)                          SOUTH 10°03’09” WEST 300.10 FEET TO A POINT; THENCE

131)                          SOUTH 34°40’39” WEST 26.60 FEET TO A POINT ON THE SAID NORTHERLY RIGHT OF WAY LINE OF MARYLAND ROUTE 198; THENCE RUNNING WITH AND ALONG SAID NORTHERLY ROAD RIGHT OF WAY LINE

132)                          956.24 FEET ALONG THE ARC OF A CURVE DEFLECTING TO THE LEFT HAVING A RADIUS OF 5408.89 FEET AND A CHORD BEARING AND DISTANCE OF SOUTH 71°10’35” WEST 955.00 FEET TO A POINT; THENCE

133)                          NORTH 23°53’18” WEST 10.00 FEET TO A POINT; THENCE

134)                          344.75 FEET ALONG THE ARC OF A CURVE DEFLECTING TO THE LEFT HAVING A RADIUS OF 5418.89 FEET AND A CHORD BEARING AND DISTANCE OF SOUTH 64°17’20” WEST 344.69 FEET TO A POINT; THENCE

135)                          296.70 FEET ALONG THE ARC OF A CURVE DEFLECTING TO THE LEFT HAVING A RADIUS OF 3949.72 FEET AND A CHORD BEARING AND DISTANCE OF SOUTH 60°18’52” WEST 296.63 FEET TO THE POINT OF BEGINNING;  CONTAINING 229.304 ACRES OF LAND.

PART 2

Part of the Property of

Laurel Racing Association Limited Partnership

Anne Arundel County, Maryland

East of Brock Bridge Road

BEING A PORTION OF THE LAND ACQUIRED BY LAUREL RACING ASSOCIATION LIMITED PARTNERSHIP, A MARYLAND LIMITED PARTNERSHIP, BY TWO DEEDS; THE FIRST FROM LAUREL RACE COURSE, INC., A MARYLAND CORPORATION, BY DEED DATED DECEMBER 10, 1984 AND RECORDED IN LIBER 3826 FOLIO 310, AND THE SECOND FROM WINDOM CARLETON MILLER, JR., ET AL, BY DEED DATED JUNE 8, 2001 AND RECORDED IN LIBER 10472 FOLIO 22; ALL AMONG THE LAND RECORDS OF ANNE ARUNDEL COUNTY, MARYLAND.

BEGINNING FOR THE SAME AT A POINT ON THE EASTERLY RIGHT OF WAY LINE OF BROCK BRIDGE ROAD (80’ R/W), SAID POINT BEING AT THE END OF THE 13TH OR SOUTH 07°44’49”

WEST 1347.88 FOOT LINE AS DESCRIBED IN A DEED RECORDED IN LIBER 14201 FOLIO 501 (PART 1) AND RUNNING WITH AND ALONG SAID ROAD RIGHT OF WAY LINE WITH COURSES REFERRED TO THE MARYLAND STATE PLANE COORDINATE SYSTEM (NAD 83)

1)      NORTH 07°44’49” EAST 1347.89 FEET TO A POINT; THENCE

2)      54.97 FEET ALONG THE ARC OF A CURVE DEFLECTING TO THE RIGHT HAVING A RADIUS OF 1960.00 FEET AND A CHORD BEARING AND DISTANCE OF NORTH 08°33’01” EAST 54.97 FEET TO A POINT; THENCE

3)      SOUTH 80°49’13” EAST 32.92 FEET TO A POINT; THENCE

4)      NORTH 09°10’47” EAST 190.20 FEET TO A POINT; THENCE

5)      189.56 FEET ALONG THE ARC OF A CURVE DEFLECTING TO THE RIGHT HAVING A RADIUS OF 2929.28 FEET AND A CHORD BEARING AND DISTANCE OF NORTH 11°02’00” EAST 189.53 FEET TO A POINT; THENCE

6)      NORTH 66°03’31” EAST 46.68 FEET TO A POINT ON THE SOUTHERLY RIGHT OF WAY LINE OF WHISKEY BOTTOM ROAD (VARIABLE WIDTH R//W); THENCE RUNNING WITH AND ALONG SAID ROAD RIGHT OF WAY LINE

7)      SOUTH 70°02’32” EAST 348.71 FEET TO A POINT; THENCE

8)      SOUTH 71°02’30” EAST 702.33 FEET TO A POINT; THENCE

9)      SOUTH 65°07’35” EAST 297.96 FEET TO A POINT; THENCE

10)    SOUTH 69°08’53” EAST 160.55 FEET TO A POINT; THENCE

11)    SOUTH 71°35’33” EAST 137.33 FEET TO A POINT; THENCE

12)    SOUTH 72°10’39” EAST 175.34 FEET TO A POINT; THENCE LEAVING SAID SOUTHERLY ROAD RIGHT OF WAY LINE AND RUNNING WITH AND ALONG THE WESTERLY

OUTLINE OF THE LAND OF AUGUST B. PIPER (LIBER 7242 FOLIO 384) THE FOLLOWING TWO (2) COURSES AND DISTANCES VIZ.:

13)    SOUTH 14°22’10” EAST 238.83 FEET TO A POINT; THENCE

14)    SOUTH 48°54’43” EAST 162.17 FEET TO AN IRON PIPE FOUND AT           THE END THEROF; THENCE RUNNING WITH AND ALONG THE WESTERLY OUTLINE OF THE LAND OF ST. JACOBS LODGE NO. 28

15)    SOUTH 22°39’07” WEST 459.90 FEET TO A STONE FOUND; THENCE RUNNING WITH AND ALONG THE NORTHERLY LINE OF THE LANDS OF MARYLAND CITY ACQUISITION CORP. (LIBER 6392 FOLIO 384), LAURELDALE BUSINESS CENTER (LIBER 4594 FOLIO 441) AND ANNE ARUNDEL DEVELOPMENT GROUP, LLC (LIBER 12021 FOLIO 329)

16)    SOUTH 79°15’01” WEST 2082.14 FEET TO THE POINT OF BEGINNING, PASSING THRU AN IRON PIPE FOUND 1051.10 FEET FROM THE BEGINNING THEREOF; CONTAINING 58.045 ACRES OF LAND.

EXHIBIT B-5

DESCRIPTION OF PIMLICO PROPERTY

Metes and Bounds Description

Being Partly the Lands Conveyed to

The Maryland Jockey Club of Baltimore City, Inc.

And

Being Partly Lots 1-10, 16-19, 29, 46-50, 59-65 & 80-83

C.J. Hull’s Subdivision of Land

Adjoining Fair Ground at Pimlico

And

Being Partly Lots 6-36, 47-73 & 103-146

AVONDALE PARK

And

Being Partly Lots 23; P/O 26, 29, 30; 35, 37; P/O 56; 57 & 58

MT. WASHINGTON HEIGHTS

BEING I5 certain parcels of land, generally situated along Belvedere Avenue, Park Heights Avenue, Hayward Avenue, Winner Avenue, Rogers Avenue, Northern Parkway and Preakness Way, in the City of Baltimore; said parcels being, partly, all the lands conveyed by various grantors to The Maryland Jockey Club of Baltimore City, Inc. by the following deeds recorded among the Land Records of Baltimore City, Maryland (unless otherwise noted, all title references hereinafter refer to said Land Records): Liber MLP7201 at Folio 194, Liber MLP6849 at Folio 206, Liber RHB3414 at Folio 81, LiberCWM4132 at Folio 774, Liber RHB2594 at Folio 50, Liber JFC1142 at Folio 377, Liber CWM4248 at Folio 355, Liber RHB3429 at Folio 842, Liber CWM4184 at Folio 150, Liber RHB3064 at Folio 569, Liber SEB667 at Folio 81, Liber RHB3104 at Folio 173, Liber SEB897 at Folio 258, Liber SEB2613 at Folio 418, Liber SEB319 at Folio 6, Liber RHB2406 at Folio 154, Liber SCL3400 at Folio 185, Liber RHB3210 at Folio 376, Liber SEB270 at Folio 581, Liber RHB3551 at Folio 622, Liber RHB3599 at Folio 493, Liber WA3958 at Folio 566, Liber WA3701 at Folio 677, Liber RHB3057 at Folio 722, Liber RHB3465 at Folio 127, Liber RHB3071 at Folio 58, Liber RHB2628 at Folio 601, Liber RHB3529 at Folio 259, Liber RHB3545 at Folio 27, Liber WA3695 at Folio 86 and Liber SEBl627 at Folio 260, said parcels also being, partly, Lots 1-10, 16-19 , 29, 46-50, 59-65 and 80-83 as shown on a plat of record titled “C.J. Hull’s Subdivision of Land Adjoining Fair Ground at Pimlico” dated December 29, 1874 and recorded in Liber JB89 at Folio 41, said parcels also being, partly, Lots 6-36, 47·73 and 103-146 as shown on a plat of record titled “Plat No. 2, AVONDALE PARK” dated March 1917 and recorded among the Land Records of Baltimore County, Maryland in Plat Book 6 at Page 117, said parcels also being, partly, Lots 23; parts of 26, 29, 30; 35, 37; part of 56; 57 and 58 as shown on a plat of record titled “MT. WASHINGTON HEIGHTS” dated January 22, 1907 and recorded in Plat Book JWS2 at Page 272; said parcels are more particularly described as follows, in accordance with an ALTAIACSM Land Title Survey prepared by Patton Harris Rust & Associates, pc dated June 2002:

PARCEL 1

BEGINNING for the same at a point in the existing asphalt paving at the intersection of the centerline of Belvedere Avenue and the centerline of the old Pimlico Road, said point also being the point of beginning of the lands conveyed by Henry Cohen and Jeannette Beck to The Maryland Jockey Club of Baltimore City, Inc. by deed dated January 9, 1946 and recorded in Liber MLP6849 at Folio 206, said point also being at the beginning of the third, or South 62° 11’ West, 1,668 feet 9 inches, line of the lands conveyed by the Safe Deposit and Trust Company of Baltimore to The Maryland Jockey Club of Baltimore City, Inc. by deed dated August 21, 1947 and recorded in Liber MLP7201 at Folio 194; thence leaving the outlines of said Liber MLP6849 at Folio 206 and running with the third line of Liber MLP7201 at Folio 194 and with the centerline of Belvedere Avenue the following course:

1.                                      South 54° 39’ 44” West, 1,676.25 feet to a point at the beginning of the fourth, or North 15° 34’ 52” West, 8 feet 10½ inches, line of the aforesaid Liber MLP7201 at Folio 194; thence leaving the centerline of Belvedere Avenue and running with the fourth through sixth lines of said Liber MLP7201 at Folio 194 and crossing Belvedere Avenue the following three courses:

2.                                      North 23° 34’ 18” West, 8.88 feet to a point,

3.                                      South 54° 46’ 35” West, 196.46 feet to a point, and

4.                                      North 35° 43’ 25” West, 20.92 feet to a point on the northerly side of Belvedere Avenue, said point also being at the beginning of the second, or South 57° 19’ 50” West, 119.30 feet (chord), line of the lands conveyed by The Maryland Jockey Club of Baltimore City, Inc. to the Mayor and City Council of Baltimore by deed dated August 16, 1951 and recorded in Liber MLP8563 at Folio 166; thence leaving the outlines of the aforesaid Liber MLP7201 at Folio 194 and running with the second and third lines of said Liber MLP8563 at Folio 166 and continuing with the northerly side of Belvedere Avenue the following two courses:

136)                        By a tangent curve to the right having a radius of 1,272.88 feet, an arc distance of 119.35 feet, a central angle of 05° 22’ 20” and subtended by a chord bearing and distance of South 57° 20’ 54” West, 119.31 feet to a point, and

137)                        South 60° 01’ 53” West, 96.18 feet to a point on the northerly side of Park Heights Avenue; thence running with the northerly side of Park Heights Avenue the following two courses:

138)                        By a curve to the left having a radius of 2,084.60 feet, an arc distance of 350.40 feet, a central angle of 09° 31’ 51” and subtended by a chord bearing and distance of North 65° 36’ 11” West, 349.98 feet to a point, and

139)                        North 70° 25’ 01” West, 320.65 feet to the southeasterly face of an existing building, said point also being on the northwesterly outline of Lot 59 as shown on the aforesaid plat of C.J. Hull’s Subdivision recorded in Liber JB89 at Folio 41; thence leaving the northerly side of Park Heights Avenue and running with said outline of Lot 59 and with said building face the following course:

140)                        North 18° 10’ 11” East, 90.18 feet to a point on the southerly side of a fifteen feet wide alley as laid out on the aforesaid Liber JB89 at Folio 41; thence running with said alley and with the northerly and westerly outlines of Lots 59, 60, 61 and 49 the following two courses:

2

141)                        South 70° 25’ 07” East, 49.86 feet to a point, and

142)                        North 50° 22’ 43” East, 89.48 feet to a point on the southerly side of Ethelbert Avenue as laid out on the aforesaid Liber JB89 at Folio 41; thence running with said Ethelbert Avenue and with the northerly and westerly outlines of Lots 49-46 and 66-73 the following two courses:

143)                        South 39° 37’ 17 East, 150.12 feet to a point, and

144)                        South 70° 25’ 07” East, 116.66 feet to a point on the southerly side of Washington Avenue as laid out on the aforesaid Liber JB89 at Folio 41; thence running with said Washington Avenue and with the northwesterly outlines of Lots 76-83 the following course:

145)                        North 50° 22’ 43” East, 195.27 feet to a point on the southerly side of Maple Avenue as laid out on the aforesaid Liber JB89 at Folio 41; thence running with the outlines of Maple Avenue the following three courses and continuing with the outlines of the aforesaid Lot 83 the following course:

146)                        South 39° 37’ 17 East, 108.00 feet to a point,

147)                        North 50° 22’ 43” East, 40.00 feet to a point on the southwesterly outline of Lot 19 as shown on the aforesaid Liber JB89 at Folio 41; thence running with the southwesterly outlines of Lots 19-5 the following course

148)                        North 39° 37’ 17” West, 373.00 feet to a point on the southeasterly side of a fifteen feet wide alley as laid out on the aforesaid Liber JB89 at Folio 41; thence running with the outlines of said alley the following three courses and continuing with the outlines of the aforesaid Lot 5 the following course:

149)                        North 50° 22’ 43” East, 88.07 feet to a point,

150)                        North 35° 43’ 25” West, 15.03 feet to a point on the southeasterly outline of Lot 1 as shown on the aforesaid Liber JB89 at Folio 41; thence running with the southeasterly outlines of Lots 1-4 the following course

151)                        South 50° 22’ 43” West, 89.09 feet to a point on the northerly outline of Maple Avenue as laid out on the aforesaid Liber JB89 at Folio 41; thence running with the outlines of Maple Avenue and continuing with the outlines of the aforesaid Lot 4 the following course:

152)                        North 39° 37’ 17” West, 100.00 feet to a point on the southeasterly side of Hayward Avenue; thence running with the southeasterly side of Hayward Avenue and with the northwesterly outlines of the aforesaid Lots 4-1 the following course:

153)                        North 50° 22’ 43” East, 95.91 feet to a point on the tenth, or North 28° 12’ 33” West, 529 feet 2 inches, line of the aforesaid Liber MLP7201 at Folio 194; thence leaving the

3

outlines of the aforesaid Liber JB89 at Folio 41 and running with part of said tenth and part of the eleventh lines of Liber MLP7201 at Folio 194 the following two courses:

154)                        North 35° 43’ 25” West, 35.08 feet to a point in or near the centerline of the existing asphalt paving of Hayward Avenue; thence running with the centerline of Hayward Avenue

155)                        North 50° 22’ 43” East, 158.76 feet to a point on the easterly side of Winner Avenue, said point being on the closing line of Parcel No. 1 of the lands conveyed by the Mayor and City Council of Baltimore to The Maryland Jockey Club of Baltimore City, Inc. by deed dated July 12, 1967 and recorded in Liber JFC1142 at Folio 377; thence running, in part, with a part of said closing line and, in part, with the easterly side of Winner Avenue as shown on the aforesaid plat of AVONDALE PARK recorded in Plat Book WPC6 at Page 117 the following course:

156)                        North 34° 25’ 36” West, 1,149.43 feet to a point on the southerly side of Rogers Avenue as shown on the aforesaid Plat Book WPC6 at Page 117; thence leaving the easterly side of Winner Avenue and running with the southerly side of Rogers Avenue and with the northerly outlines of Lots 6-21 and a fifteen feet wide alley as shown on said Plat Book WPC6 at Page 117 the following course:

157)                        North 62° 00’ 20” East, 428.79 feet to a point on the fifteenth, or North 16° 16’ West, 1002 feet 9 ¼ inches, line of the aforesaid Liber MLP7201 at Folio 194, said point also being on the closing, or North 23° 37’ 37” West, 5.00 feet, line of the lands conveyed by The Maryland Jockey Club of Baltimore City, Inc. to the Mayor and City Council of Baltimore by deed dated April 17, 1964 and recorded in Liber JFCI678 at Folio 226, said point also being on the easterly outline of the aforesaid fifteen feet wide alley as shown on Plat Book WPC6 at Page 117; thence running with said alley line and, reversely, with a part of said fifteenth line and, reversely, with a part of said closing line

158)                        South 23° 34’ 18” East, 0.70 feet to a point at the end of the third, or South 61° 38’ 00” West, 21.17 feet, line of the aforesaid Liber JFC1678 at Folio 226; thence leaving the outlines of the aforesaid Plat Book WPC6 at Page 117, leaving the outlines of the aforesaid Liber MLP7201 at Page 194 and running, reversely with the third and second lines, respectively, of said Liber JFC1678 at Folio 226 and with the southerly side of Rogers Avenue the following two courses:

159)                        North 61° 37’ 41” East, 21.17 feet to a point, and

160)                        North 56° 50’ 54’ East, 60.01 feet to a point at the end of the first, or North 61° 38’ 00” East, 80.55 feet, line of the aforesaid Liber JFC1678 at Folio 226; thence leaving the southerly side of Rogers Avenue and running, reversely, with said line

161)                        South 61° 37’ 41” West, 80.55 feet to a point on the aforesaid fifteenth line of Liber MLP at Folio 194; thence running with a part of said line

162)                        North 23° 34’ 18” West, 20.07 feet to a point in or near the centerline of the existing asphalt paving of Rogers Avenue, said point also being at the beginning of the sixteenth,

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or North 69° 10’ East, 1,441 feet 9 inches, line of the aforesaid Liber MLP7201 at Folio 194; thence running with said sixteenth line and with the centerline of Rogers Avenue the following course:

163)                        North 61° 37’ 41” East, 1,441.75 feet to a point at the beginning of the seventeenth, or North 82° 34’ East, 79 feet, line of the aforesaid Liber MLP7201 at Folio 194; thence leaving the centerline of Rogers Avenue and running with said seventeenth and part of the eighteenth lines of Liber MLP7201 at Folio 194 and crossing Rogers Avenue the following two courses:

164)                        North 75° 01’ 41” East, 79.00 feet to a point in the existing asphalt paving of Rogers Avenue, and

165)                        South 87° 46’ 19” East, 22.97 feet to a point on the southerly side of Rogers Avenue, said point also being on the fourth, or North 61° 38’ 00” East, 56.05 feet, line of Parcel No. 2 of the aforesaid Liber JFC1142 at Folio 377; thence leaving the outlines of the aforesaid Liber MLP7201 at Folio 194 and running, reversely, with a part of said fourth line and with the southerly side of Rogers Avenue the following course:

166)                        South 61° 37’ 41” West, 56.05 feet to a point at the end of the second, or North 75° 38’ 50” East, 41.30 feet, line of Parcel No. 3 of the aforesaid Liber JFC1142 at Folio 377; thence leaving the outlines of the aforesaid Parcel No. 2 and running, reversely, with the second and first lines, respectively, of said Parcel No. 3 the following two courses:

167)                        South 75° 38’ 27” West, 41.30 feet to a point in the existing asphalt paving of Rogers Avenue, and

168)                        South 61° 37’ 41” West, 153.88 feet to a point on the southerly side of Rogers Avenue, said point also being the point of beginning of the aforesaid Parcel No. 3 of Liber JFC1142 at Folio 377; thence running, reversely, with the fourth and third lines, respectively, of said Parcel No. 3 and with the southerly side of Rogers Avenue the following two courses:

169)                        South 28° 22’ 19” East, 10.00 feet to a point, and

170)                        North 61° 37’ 41” East, 193.95 feet to a point at the end of the above described 37th line, said point also being at the end of the aforesaid fourth line of Parcel No. 2 of Liber JFC1142 at Folio 377; thence leaving the outlines of the aforesaid Parcel No. 3 of Liber JFC1142 at Folio 377 and running with said fourth line and continuing with the southerly side of Rogers Avenue and, in part, reversing said 37th line as described above the following course:

171)                        North 61° 37’ 41” East, 56.64 feet to a point at the beginning of the fifth, or North 77° 35’ 50” East, 29.03 feet, line of the aforesaid Parcel No. 2 of Liber JFC1142 at Folio 377; thence running with said fifth line and continuing with the southerly side of Rogers Avenue the following course:

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172)                        North 77° 35’ 31” East, 29.11 feet to a point on the southerly side of Northern Parkway, said point also being at the beginning of the sixth, or South 79° 00’ 00” East, 186.38 feet, line of the aforesaid Parcel No. 2 of Liber JFC1142 at Folio 377; thence running with the southerly side of Northern Parkway the following two courses and, in part, with said sixth line the following course:

173)                        South 78° 59’ 51” East, 1,151.98 feet to a point, and

174)                        South 79° 17’ 51” East, 23.23 feet to a point on the westerly side of Preakness Way, said point being at the end of the closing, or North 35° 02’ 36” West, 26.97 feet, line of the lands conveyed by The Maryland Jockey Club of Baltimore City to the Mayor and City Council of Baltimore by deed dated September 16, 1975 and recorded in Liber RHB3289 at Folio 498; thence leaving the southerly side of Northern Parkway and running, reversely, with the twelfth through second lines, respectively, of said Liber RHB3289 at Folio 498 the following eleven courses:

175)                        South 35° 03’ 46” East, 27.00 feet to a point,

176)                        South 04° 19’ 10” East, 224.68 feet to a point of curvature,

177)                        By a tangent curve to the left having a radius of 1,462.40 feet, an arc distance of 239.99 feet, a central angle of 09° 24’ 10” and subtended by a chord bearing and distance of South 09° 01’ 16” East, 239.73 feet to a point,

178)                        South 13° 43’ 22” East, 682.38 feet to a point,

179)                        South 34° 13’ 56” West, 26.74 feet to a point on the northerly side of Belvedere Avenue; thence running with the northerly side of Belvedere Avenue

180)                        North 76° 18’ 21” East, 99.86 feet to a point; thence leaving the northerly side of Belvedere Avenue

181)                        North 61° 48’ 46” West, 26.88 feet to a point,

182)                        North 13° 43’ 22” West, 682.29 feet to a point of tangency,

183)                        By a tangent curve to the right having a radius of 1,402.40 feet, an arc distance of 230.16 feet, a central angle of 09° 24’ 12” and subtended by a chord bearing and distance of North 09° 01’ 16” West, 229.90 feet to a point,

184)                        North 04° 19’ 10” West, 197.88 feet to a point, and

185)                        North 44° 11’ 26” East, 35.06 feet to a point on the southerly side of Northern Parkway, said point also being the point of beginning of the lands conveyed by Associated Jewish Charities of Baltimore to The Maryland Jockey Club of Baltimore City by deed dated October 15, 1976 and recorded in Liber RHB3414 at Folio 81; thence leaving the outlines of the aforesaid Liber RHB3289 at Folio 498 and running with the first and second lines

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of said Liber RHB3414 at Folio 81 and with the southerly side of Northern Parkway the following two courses:

186)                        South 79° 17’ 51” East, 174.15 feet to a point, and

187)                        By a tangent curve to the right having a radius of 3,545.08 feet, an arc distance of 115.86 feet, a central angle of 01º 52’ 21” and subtended by a chord bearing and distance of South 78º 21’ 40” East, 115.85 feet to a point at the beginning of the third, or South 22º 32’ 14” West, 205.48 feet, line of the aforesaid Liber RHB3414 at Folio 81; thence leaving the southerly side of Northern Parkway and running, in part, with said third line and, in part, reversely, with the second, or North 22° 32’ 14” East, 275.11 feet, line of the lands conveyed by The Maryland Jockey Club of Baltimore City, Inc. to Associated Jewish Charities of Baltimore by deed dated October 15, 1976 and recorded in Liber RHB3414 at Folio 79 the following course:

188)                        South 22º 32’ 24” West, 480.48 feet to a point at the beginning of the eleventh, or South 05º 30’ East, 664 feet, line of the lands conveyed by Henry Cohen and Jeannette Beck to The Maryland Jockey Club of Baltimore City, Inc. by deed dated January 9, 1946 and recorded in Liber MLP6849 at Folio 206; thence leaving the outlines of the aforesaid Liber RHB3414 at Folio 79 and running with the eleventh and twelfth lines of said Liber MLP6849 at Folio 206 the following two courses and, in part, reversely, with the first, or North 13º 42’ 12” West, 383.00 feet, line of the lands conveyed by Associated Jewish Charities of Baltimore to Concord Apartments, Inc. by deed dated February 26, 1968 and recorded in Liber JFC2342 at Folio 438 the following course:

189)                        South 13º 43’ 22” East, 664.19 feet to a point in or near the centerline of the existing asphalt paving of Belvedere Avenue; thence running with the centerline of Belvedere Avenue

190)                        South 76º 18’ 21” West, 766.99 feet to the place of beginning.

THE area of land contained by the foregoing amounts to 5,130,807 square feet or 117.7871 acres, more or less, together with and subject to appurtenances and encumbrances of record or in use.

PARCEL 2

BEGINNING for the same at a point on the northeast side of Park Heights Avenue, said point also being on the southeast side of Hayward Avenue, said point also being the point of beginning of the lands conveyed by Lee N. Sachs to The Maryland Jockey Club of Baltimore City, Inc. by deed dated October 27, 1982 and recorded in Liber CWM4248 at Folio 355; thence leaving Park Heights Avenue and running, reversely, with the outlines of said Liber CWM4248 at Folio 355 the following six courses and with the southeast side of Hayward Avenue the following course:

North 50° 22’ 43” East, 104.96 feet to a point on the southwest side of a fifteen feet wide alley as shown on the aforesaid Liber JB89 at Folio 41; thence leaving Hayward Avenue and running with said alley

191)                        South 70º 25’ 07” East, 76.58 feet to the northwesterly face of an existing building; thence leaving the aforesaid fifteen feet wide alley and running with said building face

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192)                        South 19° 09’ 01” West, 63.79 feet to a point; thence leaving the aforesaid building face and running

193)                        North 70° 25’ 07” West, 0.25 feet to a point,

194)                        South 19° 34’ 53” West, 26.37 feet to a point on the northeasterly side of Park Heights Avenue, and

195)                        North 70° 25’ 07” West, 130.55 feet to the place of beginning.

THE area of land contained by the foregoing amounts to 9,348 square feet or 0.2146 acres, more or less, together with and subject to appurtenances and encumbrances of record or in use.

PARCEL 3

BEGINNING for the same at a point on the southeasterly side of Hayward Avenue, said point being at the end of the first, or Southwesterly, 40.1 feet, line of the second parcel of the lands conveyed by Clarence W. Schanberger and Ollye M. Schanberger to The Maryland Jockey Club of Baltimore City, Inc. by deed dated April 15, 1977 and recorded in Liber RHB3465 at Folio 127, said point also being the northwesterly corner of Lot 54 as shown on the aforesaid Liber JB89 at Folio 41; thence running with the outlines of Lots 50-54 the following four courses and with the southeasterly side of Hayward Avenue the following course:

North 50° 22’ 43” East, 149.29 feet to a point on the southwesterly side of Ethelbert Avenue as laid out on the aforesaid Liber JB89 at Folio 41; thence leaving Hayward Avenue and running with the southwesterly side of Ethelbert Avenue

196)                        South 39° 37’ 17” East, 114.67 feet to a point on the northerly side of the aforesaid fifteen feet wide alley; thence leaving Ethelbert Avenue and running with the northerly side of said alley the following two courses:

197)                        South 50° 22’ 43” West, 80.98 feet to a point, and

198)                        North 70° 24’ 14” West, 133.47 feet to the place of beginning.

THE area of land contained by the foregoing amounts to 13,202 square feet or 0.3031 acres, more or less, together with and subject to appurtenances and encumbrances of record or in use.

PARCEL 4

BEGINNING for the same at a point on the southeasterly side of Hayward Avenue, said point being the northwesterly comer of the land conveyed by Abraham L. Adler and Lester Ellin to The Maryland Jockey Club of Baltimore City, Inc. by deed dated April 13, 1978 and recorded in Liber RHB3599 at Folio 493, said point also being the northwesterly comer of Lot 36 as shown on the aforesaid Liber JB89 at Folio 41; thence running with the outlines of Lots 29-36 the following four courses and with the southeasterly side of Hayward Avenue the following course:

199)                        North 50° 22’ 43” East, 215.00 feet to a point on the southwesterly side of Maple Avenue as laid out on the aforesaid JB89 at Folio 41; thence leaving Hayward Avenue and running with the southwesterly side of Maple Avenue

200)                        South 39° 37’ 17” East, 100.0 feet to a point on the northerly side of a fifteen feet wide alley as shown on the aforesaid Liber JB89 at Folio 41; thence leaving Maple Avenue and running with the northerly side of said alley

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201)                        South 50º 22’ 43” West, 215.00 feet to a point on the northeasterly side of Ethelbert Avenue as laid out on the aforesaid Liber JB89 at Folio 41; thence leaving the aforesaid fifteen feet wide alley and running with the northeasterly side of Ethelbert Avenue

202)                        North 39° 37’ 17” West, 100.00 feet to the place of beginning.

THE area of land contained by the foregoing amounts to 21,500 square feet or 0.4936 acres, more or less, together with and subject to appurtenances and encumbrances of record or in use.

PARCEL 5

BEGINNING for the same at a point on the northeasterly side of Ethelbert Avenue as laid out on the aforesaid Liber JB89 at Folio 41, said point also being at the northwesterly comer of the lands conveyed by Grace M. Crowther to The Maryland Jockey Club of Baltimore City, Inc. by deed dated December 16, 1969 and recorded in Liber RHB2594 at Folio 50, said point also being the northwesterly comer of Lot 37 as shown on said Liber JB89 at Folio 41; thence running with the outlines of Lots 37-45 the following six courses and with the southeasterly side of a fifteen feet wide alley as laid out on said Liber JB89 at Folio 41 the following course:

203)                        North 50° 22’ 43” East, 95.00 feet to a point on the southwesterly side of a fifteen feet wide alley as laid out on the aforesaid Liber JB89 at Folio 41; thence leaving the first mentioned alley and running with the second mentioned alley the following two courses:

204)                        South 84° 31’ 17” East, 7.07 feet to a point, and

205)                        South 39º 37’ 17” East, 220.00 feet to a point on the northwesterly side of Washington Avenue as laid out on the aforesaid Liber JB89 at Folio 41; thence leaving the second above mentioned alley and running with the northwesterly side of Washington Avenue

206)                        South 50º 22’ 43” West, 57.62 feet to a point on the northeasterly side of Ethelbert Avenue; thence leaving Washington Avenue and running with the northeasterly side of Ethelbert Avenue the following two courses:

207)                        North 70° 25’ 07” West, 82.77 feet to a point, and

208)                        North 39° 37’ 17” West, 153.90 to the place of beginning.

THE area of land contained by the foregoing amounts to 20,981 square feet or 0.4817 acres. more or less, together with and subject to appurtenances and encumbrances of record or in use.

PARCEL 6

BEGINNING for the same at a point on the southwesterly side of Maple Avenue as laid out on the aforesaid Liber JB89 at Folio 41, said point also being at the northeasterly comer of the lands conveyed by Charles E. Hargett to The Maryland Jockey Club of Baltimore City, Inc. by deed dated December 1, 1978 and recorded in Liber WA3695 at Folio 86, said point also being the northeasterly comer of Lot 28 as shown on said Liber JB89 at Folio 41; thence running with the outlines of Lots 20-28 the following five courses and with the southwesterly side of Maple Avenue the following course:

209)                        South 39° 37’ 17” East, 225.00 feet to a point on the northwesterly side of Washington Avenue as laid out on the aforesaid Liber JB89 at Folio 41; thence leaving Maple Avenue and running with the northwesterly side of Washington Avenue

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210)                        South 50° 22’ 43” West, 100.00 feet to a point on the northeasterly side of a fifteen feet wide alley as shown on the aforesaid Liber JB89 at Folio 41; thence leaving Washington Avenue and running with the northeasterly side of said alley the following two courses:

211)                        North 39° 37’ 17” West, 220.00 feet to a point, and

212)                        North 05° 22’ 43” East, 7.07 feet to a point on the southeasterly side of a fifteen feet wide alley as laid out on the aforesaid Liber JB89 at Folio 41; thence leaving the first mentioned alley and running with the second mentioned alley

213)                        North 50° 22’ 43” East, 95.00 to the place of beginning.

THE area of land contained by the foregoing amounts to 22,487 square feet or 0.5162 acres, more or less, together with and subject to appurtenances and encumbrances of record or in use.

PARCEL 7

BEGINNING for the same at a point at the intersection of the northwesterly side of Rogers Avenue and the northeasterly side of Winner Avenue, said point also being at the point of beginning of the lands conveyed by Saul Baer to The Maryland Jockey Club of Baltimore City, Inc. by deed dated December 23, 1976 and recorded in Liber RHB3429 at Folio 842; thence running with the outlines of said Liber RHB3429 at Folio 842, reversely, the following four courses and with the northeasterly side of Winner Avenue the following course:

214)                        North 35° 58’ 33” West, 102.05 feet to a point; thence leaving Winner Avenue and running

215)                        North 57° 23’ 38” East, 50.25 feet to a point,

216)                        South 35° 58’ 06” East, 106.13 feet to a point on the northwesterly side of Rogers Avenue; thence running with the northwesterly side of Rogers Avenue

217)                        South 62° 00’ 20” West, 50.64 feet to the place of beginning.

THE area of land contained by the foregoing amounts to 5,221 square feet or 0.1199 acres, more or less, together with and subject to appurtenances and encumbrances of record or in use.

PARCEL 8

BEGINNING for the same at a point at the intersection of the northwesterly side of Rogers Avenue and the southwesterly side of Bland Avenue, said point also being at the point of beginning of the lands conveyed by Marcia Kramer to The Maryland Jockey Club of Baltimore City, Inc. by deed dated May 10, 1982 and recorded in Liber CWM4184 at Folio 150; thence running with the outlines of said Liber CWM4184 at Folio 150, the following two courses and with the northwesterly side of Rogers Avenue the following course:

218)                        South 62° 00’ 20” West, 50.62 feet to a point; thence leaving Rogers Avenue and running

219)                        North 35° 56’ 06” West, 118.35 feet to a point on the fourth line of the lands conveyed by Albert Weinstein to The Maryland Jockey Club of Baltimore City, Inc. by deed dated September 21, 1973 and recorded in Liber RHB3064 at Folio 569; thence leaving the outlines of the aforesaid Liber CWM4184 at Folio 150 and running, reversely, with a part of said fourth, and all of the third and second lines, respectively, the following three courses:

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220)                        South 57° 23’ 38” West, 75.76 feet to a point,

221)                        North 35° 58’ 33” West, 50.18 feet to a point, and

222)                        North 57° 23’ 38” East, 126.03 feet to a point on the southwesterly side of Bland Avenue; thence running, in part, reversely, with the first, or Northwesterly, 50.09 feet, line of the aforesaid Liber RHB3064 at Folio 569 and, in part, with the fourth, or South 38° 54’ 20” East, 122.43 feet, line of the aforesaid Liber CWM4184 at Folio 150, and with the southwesterly side of Bland Avenue the following course:

223)                        South 35° 55’ 43” East, 172.60 feet to the place of beginning.

THE area of land contained by the foregoing amounts to 12,348 square feet or 0.2835 acres, more or less, together with and subject to appurtenances and encumbrances of record or in use.

PARCEL 9

BEGINNING for the same at a point at the intersection of the northwesterly side of Rogers Avenue and the northeasterly side of Bland Avenue, said point also being at the point of beginning of the lands conveyed by Irene Paoli to The Maryland Jockey Club of Baltimore City Inc. by deed dated October 1 1985 and recorded in Liber SEB667 at 81; thence running, reversely, with the outlines of said Liber SEB667 at Folio 81, the following four courses and with the northeasterly side of Bland Avenue the following course:

224)                        North 35° 55’ 43” West, 125.59 feet to a point; thence leaving Bland Avenue and running

225)                        North 57° 27’ 06” East, 50.22 feet to a point,

226)                        South 35° 50’ 21” East, 129.57 feet to a point on the northwesterly side of Rogers Avenue; thence running with the northwesterly side of Rogers Avenue

227)                        South 61° 59’ 01” West, 50.41 to the place of beginning.

THE area of land contained by the foregoing amounts to 6,383 square feet or 0.1465 acres, more or less, together with and subject to appurtenances and encumbrances of record or in use.

PARCEL 10

BEGINNING for the same at an iron pipe found on the northwesterly side of Rogers Avenue, said pipe also being at the point of beginning of the lands conveyed by Irving Citrenbaum and David Seidman to R.W. Small Racing Stable, Inc. by deed dated December 23, 1993 and recorded in Liber SEB4053 at Folio 124, said pipe also being at the southwesterly comer of Lot 58 as shown on the aforesaid plat of MT. WASHINGTON HEIGHTS recorded in Plat Book JWS2 at Page 272; thence leaving Rogers Avenue and running with the first, or Northerly, 160 feet, line of said Liber SEB4053 at Folio 124 and with the westerly outline of said Lot the following course:

228)                        North 28° 22’ 19” West, 160.00 feet to a point on the third, or North 61° 37’ 00” East, 76.62 feet, line of the land conveyed by Mildred R. Chermock to The Maryland Jockey Club of Baltimore City, Inc. by deed dated June 10, 1986 and recorded in Liber SEB897 at Folio 258; thence running with the second, or Westerly, 51 feet, line of the aforesaid Liber SEB4053 at Folio 124 and, reversely, with part of said third line of Liber SEB897 at Folio 258 the following course:

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229)                        South 61° 37’ 41” West, 44.51 feet, passing over an iron pipe found at a distance of 0.25 feet thereon, to a point on the second, or Southeasterly, 138.5 feet, line of the lands conveyed by Allen M. Brooks and Ruth N. Brooks to The Maryland Jockey Club of Baltimore, Inc. by deed dated February 25, 1974 and recorded in Liber RHB3104 at Folio 173; thence leaving the outlines of the aforesaid Liber SEB897 at Folio 258 and running with a part of the third, or Southerly, 160 feet 3 inches, line of the aforesaid Liber SEB4053 at Folio 124 and with a part of said second line of Liber RHB3104 at Folio 173 the following course:

230)                        South 23° 34’ 09” East, 26.59 feet to a point; thence leaving the outlines of the aforesaid Liber SEB4053 at Folio 124 and running with the third and fourth lines of the aforesaid Liber RHB3104 at Folio 173 the following two courses:

231)                        South 57° 27’ 06” West, 60.85 feet to a point, and

232)                        North 33° 57’ 30’ West, 140.66 feet to a point southeasterly side of Northern Parkway: thence running with the southeasterly side of Northern Parkway

233)                        North 58° 34’ 33” East, 271.25 feet to a point on the closing, or North 28° 23’ 00” West, 150 feet, line of the lands conveyed by Isadore Glass and Stella Glass to The Maryland Jockey Club of Baltimore, Inc. by deed dated October 1, 1984 and recorded in Liber SEB310 at Folio 6; thence leaving Northern Parkway and running with a part of said closing line

234)                        South 28° 22’ 19” East, 23.52 feet to a point on the northerly outline of Lot 61 as shown on the aforesaid Plat Book JWS2 at Page 272; thence leaving the outlines of the aforesaid Liber SEB3l0 at Folio 6 and running with said outline of Lot 61

235)                        North 61° 31’ 41” East, 150.00 feet to a point on the southwesterly side of Key Avenue; thence running with the easterly outlines of Lots 54, 60 and 61 as shown on the aforesaid Plat Book JWS2 at Page 272 and, in part, with the easterly outlines of the Third and First Parcels of the lands conveyed by Kathryn M.T. Caprio and James T. Caprio to The Maryland Jockey Club of Baltimore, Inc. by deed dated July 26, 1968 and recorded in Liber RHB2406 at Folio 154, and with the southwesterly side of Key Avenue the following course:

236)                        South 28° 22’ 19’ East, 260.00 feet to a point on the northwesterly side of Rogers Avenue; thence leaving Key Avenue and running with the southerly outlines of Lots 54-58 as shown on the aforesaid Plat Book JWS2 at Page 272 and with the southerly outlines of the First, Second, Fourth and Fifth Parcels of the aforesaid Liber RHB2406 at Folio 154 the following course:

237)                        South 61° 31’ 41” West, 300.05 feet to the place of beginning.

THE area of land contained by the foregoing amounts to 95,778 square feet or 2.1988 acres, more or less, together with and subject to appurtenances and encumbrances of record or in use.

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PARCEL 11

BEGINNING for the same at a point at the intersection of the northwesterly side of Rogers Avenue and the northeasterly side of Key Avenue, said point also being at the southwesterly corner of Lot 47 as shown on the aforesaid plat of MT. WASHINGTON HEIGHTS recorded in Plat Book JWS2 at Page 272; thence leaving Rogers Avenue and running the westerly outline of said Lot 47 and with the northeasterly side of Key Avenue the following course:

238)                        North 28° 22’ 19” West, 160.00 feet to a point; thence leaving Key Avenue and running with the northerly outlines of Lots 43-47 and, in part, with the third, or Northeasterly, 120 feet, line of the lands conveyed by the Manhattan Land Corporation of Baltimore County to The Maryland Jockey Club of Baltimore City, Inc. by deed dated June 27, 1919 and recorded in Liber SCL3400 at Folio l85 the following course:

239)                        North 61° 37’ 41” East, 300.00 feet to a point on the southwesterly side of Woodcrest Avenue: thence running with the easterly outline of the aforesaid Lot 43 and with the fourth, or Southeasterly, 160 feet, line of the aforesaid Liber SCL3400 at Folio 185 and with the southweserly side of Woodcrest Avenue the following course:

240)                        South 28° 22’ 19” East, 160.00 feet to a point on the northwesterly side of Rogers Avenue; thence leaving Woodcrest Avenue and running with southerly outlines of the aforesaid Lots 43-47 and with the northwesterly side of Rogers Avenue the following course:

241)                        South 61° 37’ 41” West, 300.00 feet to the place of beginning.

THE area of land contained by the foregoing amounts to 48,000 square feet or 1.1019 acres, more or less, together with and subject to appurtenances and encumbrances of record or in use.

PARCEL 12

BEGINNING for the same at an iron pipe found at the intersection of the northwesterly side of Rogers Avenue and the southwesterly side of Merville Avenue, said point also being at the point of beginning of the lands conveyed by Catherine Stuller Myers to The Maryland Jockey Club of Baltimore City, Inc. by deed dated February 27, 1975 and recorded in Liber RHB3210 at Folio 376, said point also being at the southeasterly comer of Lot 32 as shown on the aforesaid plat of MT. WASHINGTON HEIGHTS recorded in Plat Book JWS2 at Page 272; thence leaving Merville Avenue and running, in part, with the first, or Westerly, 60 feet, line of said Liber RHB3210 at Folio 376 and with the southerly outlines of Lots 32-36 as shown on said Plat Book JWS2 at Page 272 and, in part, reversely, with the first, or Northeasterly, 60 feet, line of the lands conveyed by Lillie S. Hillary to The Maryland Jockey Club of Baltimore City, Inc. by deed dated August 2, 1984 and recorded in Liber SEB270 at Folio 581, and with the northwesterly side of Rogers Avenue the following course:

242)                        South 61° 37’ 41” West, 300.00 feet to a point on the northeasterly side of Woodcrest Avenue; thence leaving Rogers Avenue and running with the westerly outline of the aforesaid Lot 36 and, reversely, with the fourth, or Southeasterly, 160 feet, line of the aforesaid Liber SEB270 at Folio 581 and with the northeasterly side of Woodcrest Avenue the following course:

243)                        North 28° 22’ 19” West, 158.31 feet to a point; thence leaving Woodcrest Avenue and running with the northerly outlines of the aforesaid Lots 36, 35 and a part of 34 and, in

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part, reversely, with the third, or Southwesterly, 60 feet, line of the aforesaid Liber SEB270 at Folio the following course:

244)                        North 61° 37’ 41” East, 150.00 to a point at the southwesterly corner of Lot 37 as shown on the aforesaid Plat Book JWS2 at Page 272; thence running with the westerly outlines of Lots 37, 38 and a part of 39 as shown on said Plat Book JWS2 at Page 272 the following course:

245)                        North 28° 22’ 19” West, 150.85 feet to a point on the southeasterly side of Northern Parkway; thence running with the southeasterly side of Northern Parkway

246)                        By a curve to the right having a radius of 850.00 feet, an arc distance of 153.26 feet, a central angle of 10° 19’ 50” and subtended by a chord bearing and distance of North 73° 04’ 01” East, 153.05 feet to a point on the southwesterly side of Merville Avenue; thence leaving Northern Parkway and running, in part, with the fourth, or Southerly, 60 feet, line of the aforesaid Liber RHB3210 at Folio 376 and with the southwesterly side of Merville Avenue the following course:

247)                        South 28° 22’ 19” East, 278.81 feet to the place of beginning.

THE area of land contained by the foregoing amounts to 68,200 square feet or 1.5657 acres, more or less, together with and subject to appurtenances and encumbrances of record or in use.

PARCEL 13

Beginning for the same at an iron rebar found on the northwesterly side of Rogers Avenue, said rebar also being at the end of the first, or Easterly, 60 feet, line of the lands conveyed by Louis J. Berman and Theodore S. Miller to The Maryland Jockey Club of Baltimore City, Inc. by deed dated November 21, 1977 and recorded in Liber RHB3551 at Folio 622, said point also being at the southeasterly corner of Lot 22 as shown on the aforesaid plat of MT. WASHINGTON HEIGHTS recorded in Plat Book JWS2 at Page 272; thence running, in part, reversely, with said first line of Liber RHB3551 at Folio 622 and with the southerly outlines of Lots 22-25 as shown on said Plat Book JWS2 at Page 272, and with the northwesterly side of Rogers Avenue the following course:

248)                        South 61° 37’ 41” West, 240.00 feet to a point on the northeasterly side of Merville Avenue; thence leaving Rogers Avenue and running with the westerly outline of the aforesaid Lot 25 and with the northeasterly side of Merville Avenue the following course:

249)                        North 28° 22’ 00” West, 262.19 feet to a point on the southeasterly side of Northern Parkway; thence leaving Merville Avenue and running with the southeasterly side of Northern Parkway

250)                        By a curve to the right having a radius of 850.00 feet, an arc distance of 276.92 feet, a central angle of 18° 39’ 59” and subtended by a chord bearing and distance of South 88° 52’ 51” East, 275.70 feet to a point on the second, or Northerly, 160 feet ½ inch, line of the aforesaid Liber RHB3551 at Folio 622; thence leaving Northern Parkway and running, reversely, with a part of said second line

251)                        South 28° 22’ 19” East, 126.47 feet to the place of beginning.

14

THE area of land contained by the foregoing amounts to 48,708 square feet or 1.1182 acres, more or less, together with and subject to appurtenances and encumbrances of record or in use.

PARCEL 14

BEGINNING for the same at a point on the southerly side of Rogers Avenue, said point also being at the beginning of the fourth, or North 86° 17’ East, 456.9 feet, line of the aforesaid lands conveyed to The Maryland Jockey Club of Baltimore City, Inc. in Liber MLP6849 at Folio 206; thence running with the fourth through seventh lines of said Liber MLP6849 at Folio 206 the following four courses and with the southerly side of Rogers Avenue the following three courses:

252)                        North 77° 52’ 20” East, 455.01 feet to a point,

253)                        South 40° 01’ 21” East, 11.31 feet to a point, and

254)                        North 77° 52’ 20” East, 165.25 feet to a point; thence leaving Rogers Avenue and running

255)                        South 12° 03’ 30” East, 277.84 feet to a point on the northeasterly side of Northern Parkway; thence leaving the outlines of the aforesaid Liber MLP6849 at Folio 206 and running with the northeasterly side of Northern Parkway the following two courses:

256)                        North 79° 17’ 51” West, 29.52 feet to a point, and

257)                        North 78° 59’ 51” West, 647.36 feet to point on the easterly side of Pimlico Road, said point being at the end of the third, or Southerly, 7.80 feet, line of Parcel No. 4 of the aforesaid Liber JFC1142 at Folio 377; thence leaving Northern Parkway and running with the third, second and first lines, reversely, the following three courses, respectively:

258)                        North 08° 56’ 13” West, 5.81 feet to point,

259)                        North 38° 54’ 43” East, 10.00 feet to a point, and

260)                        South 77° 52’ 20” West, 11.50 feet to a point on the third, or North 00° 36” West, 140 feet, line of the aforesaid Liber MLP6849 at Folio 206; thence leaving the outlines of the aforesaid Parcel No. 4 of Liber JFC1142 at Folio 377 and running with a part of said third line

261)                        North 08° 02’ 25” West, 10.03 feet to the place of beginning.

THE area of land contained by the foregoing amounts to 94,892 square feet or 2.1784 acres, more or less, together with and subject to appurtenances and encumbrances of record or in use.

15

SCHEDULE C

Environmental Reports

Property		Environmental Assessments / Remediation Reports / Permits / Compliance Audits
Santa Anita, Los Angeles,	•	Final Phase 1 Environmental Site Assessment and Environmental Compliance Audit, site visit October 16-17, 2002, report dated February 10, 2003.
California
	•	Environmental Inspection Report (U.S. Divisions), site visit January 21-22, 2004.

	•	Phase I Environmental Site Assessment Update, site visit September 21-22, 2004, report dated October 1, 2004.

	•	Environmental Inspection Report and Environmental Action Plan, site visit October 6-7, 2004, report dated February 11, 2005.

	•	Environmental Inspection Report, site visit February 28-March 1, 2006.

	•	Environmental Compliance Audit, site visit February 27-28, 2007, report dated June 12, 2007.

	•	Phase I Environmental Site Assessment, site visit June 13, 2007, report dated June, 2007.

	•	Phase II Environmental Site Assessment Report dated July 2007.

	•	Environmental Inspection Report and EAP – site visit March 5-6, 2008

Golden Gate	•	Phase II Environmental Site Assessment, site visit September 10, 1999, report dated February, 2000.
Fields,
Albany,	•	Environmental Compliance Audit, site visit January 23, 2003, report dated April 10, 2003.
California
	•	Environmental Inspection Report, site visit February 24-25, 2004.

	•	Environmental Inspection and EAP, site visit January 25-26, 2005, report dated February 23, 2005.

	•	Phase I Environmental Site Assessment, site visit August 25, 2005, report dated October 28, 2005.

	•	Environmental Inspection Report, site visit March 2-3, 2006.

	•	Environmental Action Plan, last updated January 23, 2003, date of most recent EAP activity, March 23, 2006.

	•	Environmental Compliance Audit Report, site visit May 8-9, 2007, report dated August 8, 2007.

	•	Phase I Environmental Site Assessment, site visit June 14, 2007, report dated June, 2007.

	•	Environmental Action Plan (EAP) dated May 9, 2007

	•	Environmental Inspection Report and EAP – site visit June 17-18, 2008

Laurel Park,	•	Preliminary Site Assessment of Subsurface investigations and Geotechnical Engineering Services
Anne Arundel		Report dated May 17, 2000.
County, Maryland
	•	Water Monitoring Schedule dated March 9, 2001

	•	Phase I Environmental Site Assessment and Environmental Compliance Audit Report, site visit December 17 -18, 2001, report dated February 11, 2002.

	•	Phase I Environmental Site Assessment Report dated February 28, 2002.

	•	Report of Preliminary Geotechnical Exploration dated February 28, 2002.

	•	Environmental Inspection Report, site inspection November 14-15, 2007.

	•	Envirovision Report on Soil Sampling for Lead dated February 19, 2008.

Pimlico,	•	Phase I Environmental Site Assessment and Environmental Compliance Audit Report, site visit
Baltimore,		December 13, 2001, report dated February 14, 2002.
Maryland
	•	Phase II Environmental Site Assessment and Environmental Compliance Audit Report, site visit April 8-10, 2002, report dated May 22, 2002.

	•	Environmental Compliance Audit Report, site visit May 31, - June 1, 2007, report dated August 14, 2007.

	•	Environmental Inspection Report, site inspection May 27-29, 2008.

Bowie Training	•	Phase I Environmental Site Assessment and Environmental Compliance Audit Report, site visit
Center, Maryland		December 18, 2001, report dated February 13, 2002.

	•	Consent Agreement between the State of Maryland, Department of the Environment and Southern Maryland Agricultural Association, effective dated February 25, 2005.

	•	Environmental Compliance Audit Report, site visit May 30 -31, 2007, report dated September 4, 2007.

	•	Maryland Department of Environment Site Inspection dated January 31, 2007.

	•	Environmental Inspection Report, site inspection May 27-29, 2008.